Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276479
PROSPECTUS
VOLATO GROUP, INC.

Up to 8,092,122 Shares of Common Stock
Up to 15,226,000 Warrants and
Up to 15,226,000 Shares of Common Stock Issuable Upon Exercise of the Warrants
Offered by the Selling Stockholders
This prospectus relates to the offer and sale, from time to time, by the selling stockholders named in this prospectus, or any of their pledgees, donees, transferees, assignees and successors-in-interest and other permitted transferees that hold any of the selling stockholders’ interest in the shares of Class A common stock of Volato Group, Inc. (the “Common Stock”) and private warrants (the “Private Warrants” and together with the Public Warrants (as defined herein), the “Warrants”) after the date of this prospectus (“permitted transferees” and, collectively with such selling stockholders, the “Selling Stockholders”), of up to an aggregate of 23,318,122 shares of Common Stock which consists of (i) 6,883,579 shares of Common Stock that were converted from Class B shares (the “Founder Shares”) that were converted at the time of the Merger (as defined herein) for a price of less than $0.01 per share; (ii) 15,226,000 shares of Common Stock underlying Private Warrants for no additional consideration; (iii) 213,273 shares of Common Stock issued to LSH Partners Securities LLC (“LSHP”) pursuant to the Letter Agreement dated July 26, 2023, as amended on November 30, 2023 for a price of $3.52 per share; (iv) 284,363 shares of Common Stock issued to Roth Capital Partners, LLC (“Roth”) pursuant to the Engagement Letter dated October 16, 2023 as amended on December 1 2023 for a price of $3.52 per share; and (v) 710,907 shares of Common Stock issued to BTIG, LLC (“BTIG”) pursuant to the Letter Agreement dated November 28, 2022, as amended on December 1, 2023 for a price of $3.52 per share, and of up to 15,226,000 Private Warrants which were originally issued for a price of $1.00 per Private Warrant.
This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.
We will not receive any proceeds from the sale of shares of Common Stock or Private Warrants by the Selling Stockholders pursuant to this prospectus, except from the exercise of Private Warrants. However, we will pay the expenses, other than underwriting discounts or selling commissions incurred by the Selling Stockholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.
We are registering the offer and sale of the securities described above to satisfy certain registration rights we have granted. Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the securities. The Selling Stockholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. Additional information on the Selling Stockholders, and the times and manner in which they may offer and sell the securities under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus.
You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.
The Common Stock and Warrants are listed on the NYSE American under the symbols “SOAR” and “SOAR.WS”, respectively. On March 25, 2024, the closing price of the Common Stock was $3.86 per share. As of March 21, 2024, the closing price of the Warrants was $0.1238 per warrant.
The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Stockholders represent approximately 52.4% of the shares of Common Stock outstanding as of March 20, 2024 (assuming the issuance of all 15,226,000 shares of Common Stock issuable upon exercise of the Private Warrants). The sale of all such shares, or the perception that these sales could occur, could result in a significant decline in the public trading price of the shares of Common Stock. Additionally, certain Selling Stockholders, including holders of Founder Shares and shares of Common Stock issuable upon exercise of the Private Warrants, may experience a positive rate of return on the sale of their shares covered by this prospectus even if the market price per share of Common Stock is below $10.00 per share, while the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Although the trading price as of the date of this prospectus is below the initial price offered to retail investors in the Company's initial public offering, the holders of the Founder Shares may have an incentive to sell because, based upon information available to the Company, such holders would profit on sales of the Founder Shares because the price that such holders paid to purchase the Founder Shares is less than public investors. While the selling stockholders may, on average, experience a positive rate of return based on the current market price, public investors may not experience a similar rate of return on common stock they purchased if their purchase price is less than the current market price. For example, based on the closing price of $3.86 per share on March 25, 2024, the selling stockholders may receive potential profits ranging from $0.34 per share up to $3.86 per share.
Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. We believe the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of the Common Stock. If the trading price of the Common Stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Warrants. Conversely, the holders are more likely to exercise their Warrants the higher the price of the Common Stock is above the exercise price thereof. As of March 25, 2024, the closing price of the Common Stock as reported on NYSE American was $3.86 per share, which is below the $11.50 exercise price of the Warrants. For so long as the Warrants remain “out-of-the-money,” we do not expect warrant holders to exercise their Warrants. Any amounts to be received upon the exercise of Warrants was not factored into the Company’s anticipated capital resources, and as such would have limited impact on the future liquidity of the Company and its ability to fund operations. See “Risk Factors—There is no guarantee that the exercise price of the Warrants will be less than the trading price of the Common Stock, and they may expire worthless; however, the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment.”
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 8 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 19, 2024.

i

INTRODUCTORY NOTE
On December 1, 2023, Volato, Inc., a Georgia corporation (“Volato”), PROOF Acquisition Corp I, a Delaware corporation (“PACI”) and PACI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PACI (“Merger Sub”), consummated the previously announced Business Combination Agreement, dated August 1, 2023 (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between PACI and Volato was effected through the merger of Merger Sub with and into Volato, with Volato surviving the merger as a wholly-owned subsidiary of PACI (the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement and the other agreements contemplated thereby, the “Transactions”). In connection with the consummation of the Business Combination (the “Closing”), PACI changed its name to “Volato Group, Inc.” (“Volato Group”).
In connection with the Closing, and pursuant to the terms of the Business Combination Agreement: (i) each share of common stock of Volato (“Volato Common Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 1.01508 shares of Common Stock of Volato Group, (ii) each share of preferred stock of Volato (“Volato Preferred Stock”) issued and outstanding immediately prior to the Closing was converted into the right to receive 1.01508 shares of Common Stock, (iii) each share of common stock of Merger Sub issued and outstanding immediately prior to the Closing was converted into Volato Common Stock, (iv) each share of Volato Common Stock and Volato Preferred Stock held in the treasury of Volato immediately prior to the Closing was cancelled and no payment or distribution was made in respect thereof, (v) each outstanding unexercised option to purchase shares of Volato Common Stock was converted into an option to acquire shares of Common Stock (“Options”), (vi) each share of Class A common stock of PACI (“PACI Class A Common Stock”) issued and outstanding immediately prior to the Closing and not redeemed remained outstanding and is now a share of Common Stock and (vii) each share of Class B common stock of PACI (“PACI Class B Common Stock”) issued and outstanding immediately prior to the Closing remained outstanding and is now a share of Common Stock.
Immediately prior to the Closing, Volato closed an additional financing through the sale of 1,035,387 shares of its Series A-1 Preferred Stock, raising an aggregate of $10,353,870 (the “Series A-1 Financing”) which, at the Closing converted into Common Stock, as described above.

FREQUENTLY USED TERMS
Unless the context otherwise requires, as used in this prospectus:
•	“2021 Plan” means the Volato, Inc. 2021 Equity Incentive Plan;
•	“2023 Plan” means the Volato Group, Inc. 2023 Stock Incentive Plan;
•	“ASC” means Accounting Standards Codification;
•	“Board” means the board of directors of Volato Group;
•	“Business Combination” has the meaning ascribed to it in “Introductory Note;”
•	“Bylaws” means the Amended and Restated Bylaws of Volato Group;
•	“Certificate of Incorporation” is the Second Amended and Restated Certificate of Incorporation of Volato Group;
•	“Closing” has the meaning ascribed to it in “Introductory Note;”
•	“Closing Date” has the meaning ascribed to it in “Introductory Note;”
•	“Common Stock” has the meaning ascribed to it in “Introductory Note;”
•	“DGCL” means the General Corporation Law of the State of Delaware;
•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;
•	“Founder Shares” means shares of PACI Class B Common Stock that were converted into shares of Common Stock at the time of the Merger;
•	“IRC” means IRC of 1986, as amended;
•	“IRS” means the Internal Revenue Service;
•	“JOBS Act” means the Jumpstart Our Business Startups Act of 2012;
•
“Lock-Up Agreements” means the lock-up agreement between Volato Group and each of Michael W. Zarlenga, Lisa Suennen, Steven P. Mullins, John C. Backus, Jr., Coleman Andrews, Thanasis Delistathis, Mark D. Lerdal, Argand Group, Athollo Rocket Holdings, LLC, Bruddy, LLC, Dega Family Holding, LLC, Hoop Capital LLC, Liotta Family Office, LLC, PDK Capital, LLC, and The Bailey Financial Group, LLC, each dated as of the Closing Date.

•
“Merger” means, collectively the transactions pursuant to which Merger Sub merged with and into the Company and PACI acquired the business of the Company and 100% of the outstanding equity and equity equivalents of the Company, including options, warrants, or other securities which grant holders the right to acquire, or convert other securities into, equity securities of the Company, with the Company continuing as the surviving corporation in the Merger and, after giving effect to the Merger, became a wholly-owned Subsidiary of PACI.

•	“Merger Agreement” has the meaning ascribed to it in “Introductory Note;”
•	“Merger Sub” has the meaning ascribed to it in “Introductory Note;”
•	“NYSE American” means the NYSE American, LLC;
•	“Options” has the meaning ascribed to it in “Introductory Note;”
•	“Private Warrants” means the certain warrants that are “Private Placement Warrants” as defined in the Registration Rights Agreement.
•
“Registration Rights Agreement” means the Amended and Restated Registration Rights and Stockholder Rights Agreement among PACI and certain funds and accounts related to Blackrock, Inc., dated December 1, 2023.

•	“Registration Statement” means the registration statement on Form S-1 of which this prospectus is a part;
•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;
•	“Selling Stockholders” means the stockholders listed in the Selling Stockholders table on page 88 of this prospectus, and their respective permitted transferees;
•	“Stockholder” means a holder of Common Stock; and
•	“Volato Group” has the meaning ascribed to it in “Introductory Note;”

ABOUT THIS PROSPECTUS
This prospectus relates to the offer and sale, from time to time, by the selling stockholders named in this prospectus, or any of their pledgees, donees, assignees and successors-in-interest (“permitted transferees” and, collectively with such selling stockholders, the “Selling Stockholders”), of up to an aggregate of 23,318,122 shares of Common Stock which consists of (i) 6,883,579 shares of Class A common stock of Volato Group, Inc. (the “Common Stock”) that were converted from Class B shares (the “Founder Shares”) that were converted at the time of the Merger (as defined herein) for a price of less than $0.01 per share; (ii) 15,226,000 shares of Common Stock underlying private warrants (the “Private Warrants”) for no additional consideration; (iii) 213,273 shares of Common Stock to be issued to LSH Partners Securities LLC (“LSHP”) pursuant to the Letter Agreement dated July 26, 2023, as amended on November 30, 2023 for a price of $3.52 per share; (iv) 284,363 shares of Common Stock issued to Roth Capital Partners, LLC (“Roth”) pursuant to the Engagement Letter dated October 16, 2023 as amended on December 1 2023 for a price of $3.52 per share; and (v) 710,907 shares of Common Stock issued to BTIG, LLC (“BTIG”) pursuant to the Letter Agreement dated November 28, 2022, as amended on December 1, 2023 for a price of $3.52 per share, and of up to 15,226,000 Private Warrants which were originally issued for a price of $1.00 per Private Warrant. More specific terms of any securities that the Selling Stockholders offer and sell may be provided in a prospectus supplement or post-effective amendment that describes, among other things, the specific amounts and prices of the Common Stock being offered and the terms of the offering.
A prospectus supplement or post-effective amendment may add, update or change information included in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement or post-effective amendment modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, any applicable prospectus supplement, post-effective amendment or any related free writing prospectus. See “Where You Can Find More Information.”
Neither we nor the Selling Stockholders have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Stockholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the United States: neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our securities and the distribution of this prospectus outside the United States.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”
This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “expect,” “objective,” “plan,” “potential,” “seek,” “grow,” “target,” “if” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•	our ability to successfully implement our growth strategies;
•	our ability to expand existing products and service offerings or launch new products and service offerings;
•	our ability to achieve or maintain profitability in the future;
•	geopolitical events and general economic conditions;
•	our ability to grow complementary products and service offerings;
•	our ability to adequately integrate past and future acquisitions into our business;
•	our ability to respond to decreases in demand for private aviation services and changes in customer preferences;
•	our ability to operate in a competitive market;
•	our ability to retain or attract key employees or other highly qualified personnel;
•	our ability to obtain or maintain adequate insurance coverage;
•	our ability to build and maintain strong brand identity for our products and services and expand our customer base;
•	our ability to respond to a failure in our technology to operate our business;
•	our ability to obtain financing or access capital markets in the future;
•	our ability to respond to regional downturns or severe weather or catastrophic occurrences or other disruptions or events;
•	our ability to respond to losses and adverse publicity stemming from accidents involving our aircraft;
•	our ability to respond to existing or new adverse regulations or interpretations thereof;
•	our ability to successfully defend litigation or investigations;
•	the impact of changes in U.S. tax laws;
•	our public securities’ potential liquidity and trading; and
•	other factors detailed under the section entitled “Risk Factors”.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the matters discussed under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and the consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.
Our Business
Volato, Inc. was originally formed in the State of Georgia under the name of Aerago, Inc. on January 7, 2021 (“inception”). On August 31, 2021, the Company filed an amendment to its Articles of Incorporation to change its name from “Aerago, Inc.” to “Volato, Inc.” Volato’s mission is to provide our JetShare owners and other customers more time for the rest of their lives by providing convenient and high-quality travel, using the right aircraft for the mission, and developing proprietary technology designed to make the travel experience more seamless.
Our revenue is generated through our aircraft ownership program, a focused commercial strategy which includes deposit products, charter flights and aircraft management services. Our aircraft ownership program is an asset-lite model whereby we sell each fleet aircraft to a limited liability company (LLC), which sells LLC membership interests to third party owners and leases the aircraft back to us for management and charter operation on behalf of the LLC under 14 C.F.R. Part 135. In turn, program participants (JetShare owners) invest in those special purpose entities to fund the aircraft purchase. We operate the aircraft on behalf of the special purpose entity and enter into charter agreements with the individual JetShare owners to provide preferential access and charter pricing for our HondaJet fleet.
Additionally, our commercial services generate demand for our fleet through the operation of retail deposit programs and charter as well as wholesale charter through brokers. We offer these programs on a fleet of 24 HondaJets, and a managed fleet of 6 aircraft. Finally, we provide aircraft management services to existing owners of aircraft and help them monetize their aircraft through charter services.
Since Volato’s inception, the Company has been focused on making the necessary investments in people, focused acquisitions, aircraft and technology to build an industry leading aviation company that uses capital efficiently. The following are financial highlights for fiscal year ended December 31, 2023:
Financial highlights for the year ended December 31, 2023 include:
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We generated total revenue of $73.3 million a decrease of $23.4 million, or 24%, compared to the year ended December 31, 2022. Revenue from aircraft usage increased by $23.4 million, or 162%, while revenue from plane sales decreased by $46.3 million, or 68%, during the year ended December 31, 2023, primarily related to lower plane sales;

•	We had 11,273 total flight hours for the year ended December 31, 2023, representing 124% year-over-year growth;
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We incurred a net loss of $52.8 million for the year ended December 31, 2023, representing a $43.5 million increase in loss over the prior year primarily related to lower plane sales, as described above, and increased costs related to being a publicly traded company and a rapidly scaling business; and

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Adjusted negative EBITDA was $32.1 million for the year ended December 31, 2023 compared to adjusted negative EBITDA of $9.0 million for the prior year. The change in adjusted EBITDA was the result of increased costs of being a publicly traded company and a rapidly scaling business, as well as lower plane sales.

Financial highlights for 2022 include:
•	We generated revenue of $95.7 million, representing 9,058% year-over-year growth, including growth from Plane Co membership interest sales and acquisitions consummated during 2022;
•	We had 6,986 total flight hours representing over 1000%, year-over-year growth;

•	Adjusted EBITDA[2] decreased by $7.0 million in 2022, to adjusted negative EBITDA of $8.4 million;
•	We incurred a net loss of $9.4 million, representing a $7.9 million increase in loss over the prior year.
See “— Non-GAAP Financial Measures” below for a definition of Adjusted EBITDA, information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.
Risk Factor Summary
Our business is subject to numerous risks and uncertainties, including those described in the section entitled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may adversely affect our ability to realize the anticipated benefits of the Business Combination and may harm our business. Such risks include, but are not limited to, the following:
Risks Related to Our Business and Industry
•	We have a limited operating history and history of net losses and may continue to experience net losses in the future.
•	Significant reliance on HondaJet and Gulfstream aircraft and parts poses risks to our business and prospects.
•	We may not be able to successfully implement our growth strategies.
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If we are not able to successfully enter into new markets and services and enhance our existing products and services, our business, financial condition, and results of operations could be adversely affected.

•	We are exposed to the risk of a decrease in demand for private aviation services.
•	The private aviation industry is subject to competition.
•	The loss of key personnel upon whom we depend on to operate our business or the inability to attract additional qualified personnel could adversely affect our business.
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The supply of pilots to the aviation industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may adversely affect our business, results of operations, and financial condition.

•	We may be subject to unionization, work stoppages, slowdowns or increased labor costs, and the unionization of our employees could result in increased labor costs.
•	We are exposed to operational disruptions due to maintenance.
•	Federal, state, and local tax rules can adversely impact our results of operations and financial position.
•	We may not realize the tax benefits from our aircraft ownership program.
•	Significant increases in fuel costs could have a material adverse effect on our business, financial condition and results of operations.
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Some of our business may become dependent on third-party operators to provide flights for our customers. If third-party operators’ flights, which are required to serve a substantial portion of our business, are not available or do not perform adequately, our costs may increase and our business, financial condition, and results of operations could be adversely affected.

•	If we face problems with any of our third-party service providers, our operations could be adversely affected.
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Our insurance may become too difficult or expensive for us to obtain. Increases in insurance costs or reductions in insurance coverage may materially and adversely impact our results of operations and financial position.

[2]	Adjusted EBITDA is a non-GAAP financial measure. Please refer to the tables and related notes below for a reconciliation of Adjusted EBITDA to its most comparable GAAP measure.

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If our efforts to continue to build our strong brand identity and achieve high member satisfaction and loyalty are not successful, we may not be able to attract or retain customers, and our operating results may be adversely affected.

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Any failure to offer high-quality customer support may harm our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations.

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Our business is affected by factors beyond our control including: air traffic congestion at airports; airport slot restrictions; air traffic control inefficiencies; natural disasters; adverse weather conditions, such as hurricanes or blizzards; increased and changing security measures; changing regulatory and governmental requirements; new or changing travel-related taxes; or the outbreak of disease; any of which could have a material adverse effect on our business, results of operations, and financial condition.

•	Our business is primarily focused on certain targeted geographic markets, making us vulnerable to risks associated with having geographically concentrated operations.
•	The operation of aircraft is subject to various risks, and failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.
•	We could suffer losses and adverse publicity stemming from any accident involving aircraft models operated by third parties.
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A delay or failure to identify and devise, invest in, and implement certain important technology, business, and other initiatives could have a material impact on our business, financial condition and results of operations.

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We rely on our information technology systems to manage numerous aspects of our business. A cyber-based attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased revenues, and harm to our reputation.

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System failures, defects, errors, or vulnerabilities in our website, applications, backend systems, or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.

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We will rely on third parties maintaining open marketplaces to distribute our mobile and web applications and we currently rely on third parties to provide the software we use in certain of our products and services, including the provision of our flight management system. If these third parties interfere with the distribution of our products or services, with our use of the software, or with the interoperability of our platform with the software, our business would be adversely affected.

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If we are unable to adequately protect our intellectual property interests or are found to be infringing on the intellectual property interests of others, we may incur significant expense and our business may be adversely affected.

•	Any damage to our reputation or brand image could adversely affect our business or financial results.
•	As part of our growth strategy, we may engage in future acquisitions that could disrupt our business and have an adverse impact on our financial condition.
•	We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.
•	Terrorist activities or warnings have dramatically impacted the aviation industry and will likely continue to do so.
•	Our operations in the private aviation sector may be subject to risks associated with protests targeting private aviation services.
Risks Related to Legal and Regulatory Matters
•	We are subject to significant governmental regulation.
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Because our software could be used to collect and store personal information, privacy concerns in the territories in which we operate could result in additional costs and liabilities to us or inhibit sales of our software.

•	We may become involved in litigation that may materially adversely affect us.
•	We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations, and financial condition.
•	We may incur substantial maintenance costs as part of our leased aircraft return obligations.
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Environmental regulation and liabilities, including new or developing laws and regulations, or our initiatives in response to pressure from our stakeholders may increase our costs of operations and adversely affect us.

•	The issuance of operating restrictions applicable to one of the fleet types we operate could have a material adverse effect on our business, results of operations, and financial condition.
Risks Related to Our Contractual Obligations
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Our obligations in connection with our contractual obligations, including long-term leases and debt financing obligations, could impair our liquidity and thereby harm our business, results of operations, and financial condition.

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Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.

Risks Related to Ownership of Our Securities and Being a Public Company
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If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of the Common Stock.

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Sales of Common Stock, or the perception of such sales, by us or the Selling Stockholders pursuant to this prospectus in the public market or otherwise, could cause the market price for our Common Stock to decline and certain Selling Stockholders still may receive significant proceeds.

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There is no guarantee that the exercise price of the Warrants will be less than the trading price of the Common Stock on the NYSE American, and they may expire worthless; however, the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment.

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Our Certificate of Incorporation designates specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of our Stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.

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Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell the Common Stock at a price greater than what you paid for it.

•	The market price of the Common Stock may be volatile, which could cause the value of your investment to decline.
•	Our management team has limited experience managing a public company and may not successfully manage our transition to public company status.
•	The requirements of being a public company may strain our resources, divert our management’s attention, and affect our ability to attract and retain qualified board members.
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We may never realize the full value of our intangible assets or our long-lived assets, causing us to record impairments that may materially adversely affect our financial conditions and results of operations.

•	We may be subject to securities litigation, which is expensive and could divert our management’s attention.
•	Because we became a publicly traded company by means other than a traditional underwritten initial public offering, our stockholders may face additional risks and uncertainties.

•	An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
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If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our Common Stock, or if our operating results do not meet their expectations, our Common Stock price and trading volume could decline.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”); reduced obligations with respect to financial data, including presenting only two years of audited financial statements in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved; and an exemption from compliance with the requirement of the Public Company Accounting Oversight Board (United States) (“PCAOB”) regarding the communication of critical audit matters in the auditor’s report on the financial statements.
In addition, pursuant to the JOBS Act, as an emerging growth company we have elected to take advantage of an extended transition period for complying with new or revised accounting standards. This effectively permits us to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of the public company effective dates.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of PACI’s initial public offering of units, which closed on December 3, 2021 (the “PACI IPO”). We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including (i) if we become a large accelerated filer under applicable SEC rules; (ii) our annual gross revenue exceeds $1.235 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period.
Additionally, we are a “smaller reporting company” as defined in the rules promulgated under the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company only so long as (i) the market value of the Common Stock held by non-affiliates is less than $250 million, calculated as of the end of the most recently completed second financial quarter or (ii) our annual revenue is less than $100 million in our previous financial year and during such completed financial year and the market value of the Common Stock held by non-affiliates is less than $700 million.
Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. We believe the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of the Common Stock. If the trading price of the Common Stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Warrants. Conversely, the holders are more likely to exercise their Warrants the higher the price of the Common Stock is above the exercise price thereof. As of March 25, 2024, the closing price of the Common Stock as reported on NYSE American was $3.86 per share, which is below the $11.50 exercise price of the Warrants. For so long as the Warrants remain “out-of-the-money,” we do not expect warrant holders to exercise their Warrants. Any amounts to be received upon the exercise of Warrants was not factored into the Company’s anticipated capital resources, and as such would have limited impact on the future liquidity of the Company and its ability to fund operations. See “Risk Factors—There is no guarantee that the exercise price of the Warrants will be less than the trading price of the Common Stock, and they may expire worthless; however, the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment.”

THE OFFERING
Issuer
Volato Group, Inc.
Securities that may be offered and sold from time to time
Up to 8,092,122 Shares of Common Stock, up to 15,226,000 Warrants and up to 15,226,000 Shares of Common Stock Issuable Upon Exercise of the Warrants from time to time by the Selling Stockholders Offered by the Selling Stockholders
Shares of Common Stock Outstanding
29,251,629
Use of proceeds
All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales, except from the exercise of the Private Warrants. See “Use of Proceeds.”
Exercise price of Private Warrants
$11.50 per share, subject to adjust as described herein.
Lock-Up Restrictions
Certain shares of Common Stock and Private Warrants are subject to lock-up restrictions. See “Certain Relationships and Related Party Transactions – Lock-Up Agreements.”
Market for the Common Stock and Private Warrants
The Common Stock and Public Warrants are listed on NYSE American under the symbols “SOAR” and “SOAR.WS,” respectively. We have applied to list the Private Warrants on NYSE American.
Risk Factors
Any investment in the Common Stock offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” elsewhere in this prospectus.
Unless we specifically state otherwise or the context otherwise requires, the number of shares of Common Stock outstanding does not include:
•	2,350,960 shares of shares of Common Stock issuable upon the exercise of stock options outstanding as of December 1, 2023; and
•	5,608,690 shares of Common Stock reserved for issuance with respect to future grants under our 2023 Plan.

RISK FACTORS
Unless the context otherwise requires, all references in this subsection to “we” and “our” refers to the business the business of Volato Group and our consolidated subsidiaries. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, financial condition, results of operations, cash flows and future prospects of Volato, in which event the market price of the Common Stock of Volato Group could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We have a limited operating history and history of net losses, and may continue to experience net losses in the future.
You should consider our business and prospects in light of the risks, expenses, and difficulties encountered by companies in their early stage of development. We launched our business on January 7, 2021. Accordingly, we have limited operating history upon which to base an evaluation of our business and prospects.
While we seek to differentiate our private aviation services by using a cost-effective fleet and offering different products to meet customers’ individual needs, including (i) our ownership program, (ii) our potential jet card customers’ ability to purchase a block of flight hours, and (iii) deposit program products, we may not be successful in attracting or retaining customers. Ours Jet Share customers’ ability to earn charter income on unused hours may not be realized by our customers to the extent anticipated, or at all. Even if these benefits are realized as anticipated, our competitors may offer directly competing services or other features that customers find more attractive.
We have experienced significant net losses since our inception and, given our limited operating history and the significant operating and capital expenditures associated with our business plan, it may experience continuing net losses in the future and may never become profitable (as determined by U.S. Generally Accepted Accounting Principles or otherwise). If we achieve profitability, we cannot be certain that it will be able to sustain or increase profitability. To achieve and sustain profitability, we must accomplish numerous objectives, including broadening and stabilizing our sources of revenue and increasing the number of customers that utilize our service. Accomplishing these objectives may require significant capital investments. We cannot assure you that we will be able to achieve these objectives.
Significant reliance on HondaJet and Gulfstream aircraft and parts poses risks to our business and prospects.
As part of our business strategy, we have historically flown HondaJet aircraft and are expanding to fly Gulfstream aircraft. If either Honda Aircraft Company or Gulfstream fails to adequately fulfill our obligations towards us or experiences interruptions or disruptions in production or provision of services due to, for example, bankruptcy, natural disasters, labor strikes, or disruption of their supply chain, we may experience a significant delay in the delivery of or fail to receive previously ordered aircraft and parts, which would adversely affect our revenue and results of operations and could jeopardize our ability to meet the demands of our customers. Although we could choose to operate aircraft of other manufacturers, such a change would involve substantial expense to us and could disrupt our business activities. Additionally, the issuance of FAA or manufacturer directives restricting or prohibiting the use of either HondaJet or Gulfstream aircraft would have a material adverse effect on our business, results of operations, and financial condition.
We may not be able to successfully implement our growth strategies.
Our growth strategies include, among other things, attracting new customers and retaining existing customers, expanding our addressable market by opening up private aviation to customers that have not historically used private aviation services, expanding into new markets and developing adjacent businesses. We face numerous challenges in implementing our growth strategies, including our ability to execute on market, business, product/service and geographic expansions. For example, our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of pilots and other employees. These difficulties may result in the erosion of our brand image, divert the attention of our management and key employees, and impact our financial and operational results.
Our strategies for growth are dependent on, among other things, our ability to expand existing products and services and launch new products and services. Although we may devote significant financial and other resources to the expansion of our products and service offerings, our efforts may not be commercially successful or achieve the desired results. Our financial results and our ability to maintain or improve our competitive position will depend on our ability to effectively gauge the direction of our key marketplaces and successfully identify, develop, market, and sell new or improved products and services in these changing marketplaces. Our inability to successfully implement our growth strategies could have a material adverse effect on our business, financial condition, and results of operations and any assumptions underlying estimates of expected cost savings or expected revenues may be inaccurate.
If we are not able to successfully enter into new markets and services and enhance our existing products and services, our business, financial condition, and results of operations could be adversely affected.
Our growth will depend in part on our ability to successfully enter new markets and offer new services and products. Significant changes to our existing geographic coverage or the introduction of new and unproven markets may require us to obtain and maintain applicable permits, authorizations, or other regulatory approvals. Developing and launching new or expanded locations involves significant risks and uncertainties, including risks related to the reception of such locations by existing and potential future customers, increases in operational complexity, unanticipated delays or challenges in implementing such new locations or enhancements, increased strain on our operational and internal resources (including an impairment of our ability to accurately forecast customer demand), and negative publicity in the event such new or enhanced locations are perceived to be unsuccessful. We have scaled our business rapidly, and significant new initiatives may result in operational challenges affecting our business. In addition, developing and launching new or expanded locations may involve significant upfront investment, such as additional marketing and terminal build out, and such expenditures may not generate a return on investment. Any of the foregoing risks and challenges could negatively impact our ability to attract and retain customers. If these new or expanded locations are unsuccessful or fail to attract a sufficient number of customers to be profitable, or we are unable to bring new or expanded locations to market efficiently, our business, financial condition, and results of operations could be adversely affected.
We are exposed to the risk of a decrease in demand for private aviation services.
Our business is concentrated on private aviation services, which are vulnerable to changes in consumer preferences, discretionary spending, and other market changes impacting luxury goods and discretionary purchases. The occurrence of geopolitical events such as war, including the current conflicts in Israel and Ukraine and Israel, terrorism, civil unrest, political instability, environmental or climatic factors, natural disaster, pandemic or epidemic outbreak, public health crisis and general economic conditions may have a significant adverse effect on our business. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability such as the business disruption and related financial impact resulting from the global COVID-19 health crisis. During such periods, our current and future users may choose not to make discretionary purchases or may reduce overall spending on discretionary purchases. These changes could result in reduced consumer demand for air transportation, including our private aviation services, or could shift demand from our private aviation services to other methods of air or ground transportation for which we do not offer a competing service. If we are unable to generate demand or there is a future shift in consumer spending away from private aviation services, our business, financial condition, and results of operations could be adversely affected.
The private aviation industry is subject to competition.
Many of the markets in which we operate are competitive as a result of, among other things, the expansion of existing private aircraft operators, expanding private aircraft ownership, and alternatives such as luxury commercial airline service as well as commercial carriers. We compete against several private aviation operators with different business models, and local and regional private charter operators. Although our business model significantly differs from commercial air carriers, we also compete with commercial air carriers who have larger operations and service areas and fixed routes, as well as access to financial resources not available to us. Factors that affect competition in the private aviation industry include price, reliability, safety, regulations, professional reputation, aircraft availability, equipment and quality, consistency, and ease of service, willingness and ability to serve specific airports or regions, and investment requirements. There can be no assurance that our competitors will not be successful in capturing a share of our present or potential customer base. The materialization of any of these risks could adversely affect our business, financial condition, and results of operations.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on commercially acceptable terms, or at all.
Our operations are capital intensive, and we require sufficient liquidity levels for our operations and strategic growth plans. We have financed our operations and capital expenditures primarily through private financing rounds, and through financing of aircraft pre-delivery payment obligations. In the future, we could be required to raise capital through public or private financing or other arrangements. This financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. Numerous factors may affect our ability to obtain financing or access the capital markets in the future on terms attractive to us, including our liquidity, operating cash flows, and the timing of capital requirements, credit status and any credit ratings assigned to us, market conditions in the private aviation industry, U.S. and global economic conditions, and conditions in the capital markets generally, and the availability of our assets as collateral for future financings. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on commercially acceptable terms, we may not be able to grow our business or respond to competitive pressures and our business, results of operations, and financial condition could be materially adversely affected.
The loss of key personnel upon whom we depend on to operate our business or the inability to attract additional qualified personnel could adversely affect our business.
We believe that the future success of Volato Group will depend in large part on our ability to retain or attract highly qualified management, and technical and other personnel, particularly pilots and mechanics. We compete against commercial and private aviation operators, including the major U.S. airlines for pilots, mechanics and other skilled labor and some of the airlines may offer wage and benefit packages which exceed ours. As we grow our fleet and/or more pilots approach retirement age, we may be affected by a pilot shortage. We may not be successful in retaining key personnel or in attracting other highly qualified personnel. Any inability to retain or attract significant numbers of qualified management and other personnel would have a material adverse effect on our business, results of operations, and financial condition.
The supply of pilots to the aviation industry is limited and may negatively affect our operations and financial condition. Increases in our labor costs, which constitute a substantial portion of our total operating costs, may adversely affect our business, results of operations, and financial condition.
Our pilots are subject to stringent pilot qualification, including minimum flight time hour requirements, and training standards (“FAA Qualification Standards”). The existence of these requirements effectively limits the supply of qualified pilot candidates and increases pilot salaries and related labor costs. Additionally, our pilots are subject to strict rest and duty rules to minimize pilot fatigue. This limits the number of types of operations that our pilots can fly. If our attrition rates are higher than our ability to hire and retain replacement pilots, our operations and financial results could be materially and adversely affected. A shortage of pilots would require us to further increase our labor costs, which would result in a material reduction in our results of operations. These requirements also impact pilot scheduling, work hours, and the number of pilots required to be employed for our operations.
In addition, our operations and financial condition may be negatively impacted if we are unable to train pilots in a timely manner. Due to an industry-wide shortage of qualified pilots, driven by the flight hours requirements under the FAA Qualification Standards and attrition resulting from the hiring needs of other industry participants, pilot training timelines have significantly increased and stressed the availability of flight simulators, instructors, and related training equipment. As a result, the training of our pilots may not be accomplished in a cost-efficient manner or in a manner timely enough to support our operational needs.
We may be subject to unionization, work stoppages, slowdowns or increased labor costs, and the unionization of our employees could result in increased labor costs.
Our business is labor-intensive and while our employees are not currently represented by labor unions, we may, in the future, experience union organizing activities by our employees. These union organization activities could lead to work slowdowns or stoppages, which could result in loss of business. In addition, union activity could result in demands that may increase our operating expenses and adversely affect our business, financial condition, results of operations, and competitive position. Any of the different crafts or classes of our crewmembers could unionize at any time, which would require us to negotiate in good faith with the crewmember group’s certified representative concerning a collective bargaining agreement. In addition, we may be subject to disruptions by unions protesting the non-union status of our other crewmembers. Any of these events would be disruptive to our operations and could harm our business.
We are exposed to operational disruptions due to maintenance.
Our fleet requires regular maintenance work, which may cause operational disruption. Our inability to perform timely maintenance and repairs can result in our aircraft being underutilized, which could have an adverse impact on our business, financial condition, and results of operations. On occasion, airframe manufacturers or regulatory authorities require mandatory or recommended modifications to be made across a particular fleet which may mean having to ground a particular type of aircraft. This may cause operational disruption to and impose significant costs on us. Furthermore, delivery of components and parts could take a significant period of time, which could result in delays in our ability to maintain and repair our aircraft. Any delays may pose a risk to our business, financial condition, and results of operations. These risks include the potential need to fly our customers on other operators’ equipment at our expense, which can result in additional costs that may be unpredictable.
Federal, state, and local tax rules can adversely impact our results of operations and financial position.
We are subject to federal, state, and local taxes in the United States. Significant judgment is required in sourcing revenue among various jurisdictions, and in determining the provision for income taxes. We believe our income tax estimates are reasonable, but such estimates assume no changes in current tax rates. In addition, if the Internal Revenue Service or other taxing authority disagrees with a tax position we have taken, as to sourcing, tax rates, or otherwise, and upon final adjudication, we are required to change our position, we could incur additional tax liability, including interest and penalties. These costs and expenses could have a material adverse impact on our financial condition, results of operations, and cash flows. Additionally, the taxability of our offerings is subject to various interpretations within the taxing jurisdictions in which we operate. Consequently, in the ordinary course of business, a jurisdiction may contest our reporting positions with respect to the application of our tax code to our offerings. A conflicting position taken by a state or local taxation authority on the taxability of our offerings could result in additional tax liabilities and could negatively impact our competitive position in that jurisdiction. If we fail to comply with applicable tax laws and regulations, we could suffer civil or criminal penalties in addition to the delinquent tax assessment. To the extent our offerings are or may be determined to be taxable in a given jurisdiction, the jurisdiction may still increase the tax rate assessed on such offerings. The property and gross receipts taxation of a mobile asset business such as aviation also varies widely among U.S. jurisdictions. Volato Group seeks to directly or indirectly pass-through such taxes to our customers. In the event we are not able to pass-through any such taxes, our results of operations, financial condition, and cash flows could be adversely impacted.
We may not realize the tax benefits from our aircraft ownership program.
We offer a Part 135 aircraft ownership program in which owners, through an LLC treated as a partnership for U.S. federal income tax purposes, can receive a revenue share of income from charter flights made by the aircraft as well as deductions for depreciation, including bonus depreciation under Section 168(k) of the IRC. If the aircraft is “listed property” within the meaning of Section 280F of the IRC, the LLC must maintain records to establish that the aircraft is predominantly used in a qualified business use to be eligible for bonus depreciation. We and the LLCs believe our position that the aircraft is not listed property is reasonable. However, the Internal Revenue Service may disagree with this position. If so, the LLC owners will not be able to claim a deduction for bonus depreciation unless the LLC is able to provide adequate substantiation demonstrating that the aircraft is predominantly used in a qualified business use.
In addition, the bonus depreciation deduction provided by Section 168(k) of the IRC for aircraft placed in service after September 27, 2017, and before December 31, 2022 (December 31, 2023, with respect to certain long production property, including certain transportation property) is equal to 100% of the aircraft’s adjusted basis. With respect to aircraft placed in service thereafter, the bonus depreciation deduction phases down 20% per year, thus reducing the tax benefits of participating in our aircraft ownership program. This could result in lower participation in our aircraft ownership programs. Further, Congress could enact legislation that would more quickly eliminate bonus depreciation and the associated tax benefits.

Significant increases in fuel costs could have a material adverse effect on our business, financial condition and results of operations.
Fuel is essential to the operation of our aircraft and to our ability to carry out our transport services. Fuel costs are a key component of the pricing of our charter services. We pass on fuel costs to our customers either directly or indirectly, and so we do not maintain hedging arrangements for the price of fuel. However, increased fuel costs may affect the demand for our charter service. Increases in fuel costs, including as a result of the current conflict in Ukraine and the measures governments and private organizations worldwide have implemented in response thereto, may have a material adverse effect on our business, financial condition, and results of operations.
Some of our business may become dependent on third-party operators to provide flights for our customers. If third-party operators’ flights, which are required to serve a substantial portion of our business, are not available or do not perform adequately, our costs may increase and our business, financial condition, and results of operations could be adversely affected.
While we operate a significant portion of the flights for our customers, we are subject to the risk of not being able to support the charter demand from our customers. We offer unlimited guaranteed charter hour booking, with certain conditions, to those customers who are “owners”, meaning those customers are members of entities that own and lease HondaJet fleet aircraft to us. We are subject to variable and potentially surging demand from owners under these agreements, which could require us to find third-party operators to perform an unknown percentage of these flights. We face the risk of paying high prices for third-party operator flights, as we do not have third-party operator contracts in place. We face the risk that we may not be able to find third-party operators to perform services as needed. Our potential inability to meet customer charter demand could have a material adverse effect on our business. To the extent that we cannot find a third-party operator to provide a flight at the same rate we were charging the owner, we may actually lose money on these third-party flights.
For the year ended December 31, 2022, approximately 1.0% of our flights were fulfilled by third-party aircraft operators on our behalf. We face the risk that this percentage may increase at any time. In addition, where we do rely on third-party operators due to our reliance on third-parties to supplement our capabilities, we are subject to the risk of disruptions to their operations, which has in the past and may in the future result from many of the same risk factors disclosed herein, such as the impact of adverse economic conditions and the inability of third-parties to hire or retain skilled personnel, including pilots and mechanics. As the private aviation market grows, we expect competition for third-party aircraft operators to increase. Further, we expect that as competition in the private aviation market grows, the use of exclusive contractual arrangements with third-party aircraft operators, sometimes requiring volume guarantees and prepayments or deposits, may increase. This may require us to purchase or lease additional aircraft that may not be available or require us to incur significant capital or operating expenditures.
If we face problems with any of our third-party service providers, our operations could be adversely affected.
Our reliance upon others to provide essential services on behalf of our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with Honda Aircraft Company and third-party contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities, and technology services, and expect to enter into additional similar agreements in the future. In particular, we rely on Honda Aircraft Company and third-party providers for the procurement of replacement parts or to provide component exchange or repair services for our aircraft fleet. Our agreements with Honda Aircraft Company and other service providers are subject to termination after notice. If our third-party service providers terminate their contracts with us, or do not provide timely or consistently high-quality service, we may not be able to replace them in a cost-efficient manner or in a manner timely enough to support our operational needs, which would have a material adverse effect on our business, financial condition, and results of operations.
Our insurance may become too difficult or expensive for us to obtain. Increases in insurance costs or reductions in insurance coverage may materially and adversely impact our results of operations and financial position.
Hazards are inherent in the aviation industry and may result in the loss of life and property, potentially exposing us to substantial liability claims arising from the operation of aircraft. We carry insurance for aviation hull, aviation liability, premises, hangar keepers, war risk, general liability, workers’ compensation, and other insurance customary in the industry in which we operate. We do not currently maintain cyber insurance. There can be no assurance that the insurance we carry will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable costs. Further, we expect our insurance costs to increase as we add locations, increase our fleet and passenger volumes, and expand into new markets. We also anticipate that recent events, such as the conflict in Ukraine and related international sanctions, will lead to industry-wide increases in aviation insurance costs due to the impact of those recent events on the aviation industry. While insurance underwriters are required by various federal and state regulations to maintain minimum levels of reserves for known and expected claims, there can be no assurance that underwriters have established adequate reserves to fund existing and future claims. The number of accidents, as well as the number of insured losses within the aviation and aerospace industries, and the impact of general economic conditions on underwriters may result in increases in premiums above the rate of inflation. To the extent that our existing insurance carriers are unable or unwilling to provide us with sufficient insurance coverage, and if insurance coverage is not available from another source, our insurance costs may increase, and we may result in being in breach of regulatory requirements or contractual arrangements requiring that specific insurance be maintained, which will have a material adverse effect on our business, financial condition, and results of operations.
If our efforts to continue to build our strong brand identity and achieve high member satisfaction and loyalty are not successful, we may not be able to attract or retain customers, and our operating results may be adversely affected.
We must continue to build and maintain a strong brand identity for our products and services, which have expanded over time. We believe that a strong brand identity will continue to be important in attracting customers. If our efforts to promote and maintain our brand are not successful, our operating results and our ability to attract customers will be adversely affected. From time to time, our customers may express dissatisfaction with our products and services, in part due to factors that could be outside of our control, such as the timing and availability of aircraft and service interruptions driven by prevailing political, regulatory, or natural conditions. To the extent dissatisfaction with our products and services is widespread or not adequately addressed, our brand may be adversely impacted, and our ability to attract and retain customers may be adversely affected. With respect to our planned expansion into additional markets, we will also need to establish our brand, and to the extent it is not successful, our business in new markets would be adversely impacted.
Any failure to offer high-quality customer support may harm our relationships with our customers and could adversely affect our reputation, brand, business, financial condition, and results of operations.
Through our marketing, advertising, and communications with our customers, we set the tone for the brand as aspirational but also within reach. We strive to create high levels of customer satisfaction through the experience provided by our team and representatives. The ease and reliability of our services, including our ability to provide high-quality customer support, helps us attract and retain customers. Customers depend on our team to resolve any issues relating to our products and services, such as scheduling changes and other updates to trip details and assistance with certain billing matters. Our ability to provide effective and timely support is largely dependent on our ability to attract and retain skilled employees who can support our customers and are sufficiently knowledgeable about our product and services. As we continue to grow our business and improve our platform, we will face challenges related to providing quality support at an increased scale. Any failure to provide efficient customer support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, brand, business, financial condition, and results of operations.
Our business is affected by factors beyond our control including: air traffic congestion at airports; airport slot restrictions; air traffic control inefficiencies; natural disasters; adverse weather conditions, such as hurricanes or blizzards; increased and changing security measures; changing regulatory and governmental requirements; new or changing travel-related taxes; or the outbreak of disease; any of which could have a material adverse effect on our business, results of operations, and financial condition.
Factors that cause flight delays frustrate passengers and increase operating costs and decrease revenues, which in turn could adversely affect profitability. In the United States, the federal government singularly controls all U.S. airspace, and aviation operators are completely dependent on the FAA to operate that airspace in a safe, efficient, and affordable manner. The future expansion of our business into international markets would result in a greater degree of interaction with the regulatory authorities of the foreign countries in which we may operate. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel. U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel aviation operators to fly inefficient, indirect routes resulting in delays and increased operational cost. In addition, there have been proposals before Congress that could potentially lead to the privatization of the United

States’ air traffic control system, which could adversely affect our business. Further, implementation of the Next Generation Air Transport System by the FAA would result in changes to aircraft routings and flight paths that could lead to increased noise complaints and lawsuits, resulting in increased costs.
Adverse weather conditions and natural disasters, such as hurricanes, winter snowstorms, or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security, or other factors may affect us to a greater degree than our competitors who may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations, and financial condition to a greater degree than other air carriers. Any general reduction in passenger traffic could have a material adverse effect on our business, results of operations, and financial condition.
Our business is primarily focused on certain targeted geographic markets, making us vulnerable to risks associated with having geographically concentrated operations.
Our customer base is currently concentrated in the southeastern, southwestern, and southcentral regions of the United States. As a result, our business, financial condition, and results of operations are susceptible to regional economic downturns and other regional factors, including natural disasters, outbreaks and pandemics, economic, social, weather, growth constraints, and regulatory conditions or other circumstances in each of these metropolitan areas. A significant service interruption or disruption at a terminal where we have a significant flight volume could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, results of operations, and financial condition. In addition, any changes to local laws or regulations within these key metropolitan areas that affect our ability to operate or increase our operating expenses in these markets would have an adverse effect on our business, financial condition, and operating results.
The operation of aircraft is subject to various risks, and failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.
The operation of aircraft is subject to various risks, including catastrophic disasters, crashes, mechanical failures, and collisions, which may result in loss of life, personal injury, or damage to property and equipment. We may experience accidents in the future. These risks could endanger the safety of our customers, our personnel, third parties, equipment, cargo and other property (both Volato Group’s and that of third parties), as well as the environment. If any of these events were to occur, we could experience loss of revenue, termination of customer contracts, higher insurance rates, litigation, regulatory investigations and enforcement actions (including potential grounding of our fleet and suspension or revocation of our operating authorities), and damage to our reputation and customer relationships. In addition, to the extent an accident occurs with an aircraft we operate or charter, we could be held liable for resulting damages, which may involve claims from injured passengers and survivors of deceased passengers. There can be no assurance that the amount of our insurance coverage available in the event of these losses would be adequate to cover the losses, or that we would not be forced to bear substantial losses from such events, regardless of our insurance coverage. Moreover, any aircraft accident or incident, even if fully insured, could create a public perception that it is less safe or reliable than other private aircraft operators, which could cause our customers to lose confidence in it and switch to other private aircraft operators or other means of transportation. In addition, any aircraft accident or incident, whether involving us or other private aircraft operators, could also affect the public’s view of industry safety, which may reduce the amount of trust by our customers.
We incur considerable costs to maintain the quality of (i) our safety program, (ii) our training programs, and (iii) our fleet of aircraft. We cannot guarantee that these costs will not increase. Likewise, we cannot guarantee that our efforts will provide an adequate level of safety or an acceptable safety record. If we are unable to maintain an acceptable safety record, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition, and results of operations. Failure to comply with regulatory requirements related to the maintenance of our aircraft and associated operations may result in enforcement actions, including revocation or suspension of our operating authorities in the United States and potentially other countries.
We could suffer losses and adverse publicity stemming from any accident involving aircraft models operated by third parties.
Aircraft models that we operate have experienced accidents while operated by third parties. If there is an accident involving aircraft models operated by us or third-party operators, it is unlikely but possible that the FAA could obligate us to ground our aircraft until the cause of the accident is determined and rectified. In that event, we might lose revenues and we might lose customers. It is also possible that the FAA or other regulatory body in another country could ground the aircraft and restrict us from operating that make and model of aircraft within our jurisdiction. In addition, safety issues experienced by a particular model of aircraft could result in customers refusing to use that particular aircraft model or a regulatory body grounding that particular aircraft model. The value of the aircraft model might also be permanently reduced in the secondary market if the model were to be considered less desirable for future service. Accidents or safety issues related to aircraft models that we operate could have a material adverse effect on our business, financial condition, and results of operations.
A delay or failure to identify and devise, invest in, and implement certain important technology, business, and other initiatives could have a material impact on our business, financial condition and results of operations.
Our business and the aircraft we operate are characterized by changing technology, introductions and enhancements of models of aircraft and services, and shifting customer demands, including technology preferences. Our future growth and financial performance will depend in part upon our ability to develop, market, and integrate new services and to accommodate the latest technological advances and customer preferences. In addition, the introduction of new technologies or services that compete with our products and services could result in our revenues decreasing over time. If we are unable to upgrade our operations or fleet with the latest technological advances in a timely manner, or at all, our business, financial condition, and results of operations could suffer.
We rely on our information technology systems to manage numerous aspects of our business. A cyber-based attack of these systems could disrupt our ability to deliver services to our customers and could lead to increased overhead costs, decreased revenues, and harm to our reputation.
We rely on information technology networks and systems to operate and manage our business. Our information technology networks and systems process, transmit, and store personal and financial information, and proprietary information of our business, and also allow us to coordinate our business across our operation bases. Information technology systems also allow us to communicate with our employees and externally with customers, suppliers, partners, and other third parties. While we believe we take reasonable steps to secure these information technology networks and systems, and the data processed, transmitted, and stored thereon, the networks, systems, and data may be susceptible to cyberattacks, viruses, malware, or other unauthorized access or damage (including by environmental, malicious, or negligent acts), which could result in unauthorized access to, or the release and public exposure of, our proprietary information and our customers’ personal information. In addition, cyberattacks, viruses, malware, or other damage or unauthorized access to our information technology networks and systems, could result in damage, disruptions, or shutdowns to our platform. Any of the foregoing could cause substantial harm to our business, require us to make notifications to our customers, governmental authorities, or the media, and could result in litigation, investigations, or inquiries by government authorities, or subject us to penalties, fines, and other losses relating to the investigation and remediation of an attack or other unauthorized access or damage to our information technology systems and networks.
System failures, defects, errors, or vulnerabilities in our website, applications, backend systems, or other technology systems or those of third-party technology providers could harm our reputation and brand and adversely impact our business, financial condition, and results of operations.
Our systems, or those of third parties upon which we rely, may experience service interruptions, outages, or degradation because of hardware and software defects or malfunctions, human error, or malfeasance by third parties or our employees, contractors, or service providers, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, cyberattacks, or other events. Our insurance may not be sufficient, and we may not have sufficient remedies available from our third-party service providers, to cover all of the losses that may result from interruptions, outages, or degradation.
We may experience system failures and other events or conditions from time to time that interrupt the availability or reduce or affect the speed or functionality of our technology platform. These events could result in losses of revenue due to increased difficulty of booking services through our technology platform, impacts on on-time performance, and resultant errors in operating our business. A prolonged interruption in the availability or reduction in the availability or other functionality of our platform could adversely affect our business and reputation and could result in negative publicity, customer dissatisfaction, or the loss of customers.

We will rely on third parties maintaining open marketplaces to distribute our mobile and web applications and we currently rely on third parties to provide the software we use in certain of our products and services, including the provision of our flight management system. If these third parties interfere with the distribution of our products or services, with our use of the software, or with the interoperability of our platform with the software, our business would be adversely affected.
We contemplated our platform’s mobile applications will rely on third parties maintaining open marketplaces, including the Apple App Store and Google Play, which make applications available for download. We additionally rely on such third-party marketplaces for access to certain third-party applications that we use to provide our services. We cannot be assured that the marketplaces through which we distribute our applications will maintain their current structures or that such marketplaces will not charge us fees to list our applications for download.
We rely upon certain third-party software and integrations with certain third-party applications to provide our platform and products and services. As our products expand and evolve, we may use additional third-party software or have an increasing number of integrations with other third-party applications, software, products and services. Third-party applications, software, products and services are constantly evolving, and we may not be able to maintain or modify our platform, including our mobile and web-based applications and our flight management system, to ensure our compatibility with third-party offerings following development changes. Moreover, some of our competitors or technology partners may take actions which disrupt the interoperability of our products or services with their own products or services, or exert strong business influence on our ability to, and the terms on which we may, operate our platform and provide our products and services to customers. In addition, if any of our third-party providers cease to provide access to the third-party software that we use, do not provide access to such software on terms that we believe to be attractive or reasonable, do not provide us with the most current version of such software, modify their products, standards or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us, or give preferential treatment to competitive products or services, we may be required to seek comparable software from other sources, which may be more expensive or inferior, or may not be available at all. Any of these events could adversely affect our business, financial condition, and results of operations.
If we are unable to adequately protect our intellectual property interests or are found to be infringing on the intellectual property interests of others, we may incur significant expense and our business may be adversely affected.
We believe that our intellectual property plays an important role in protecting our brand and the competitiveness of our business. If we do not adequately protect our intellectual property, our brand and reputation may be adversely affected, and our ability to compete effectively may be impaired. Volato Group protects its intellectual property through a combination of trademark, copyright, contracts, and policies. However, the steps we take to protect our intellectual property may be inadequate, and unauthorized parties may attempt to copy or reverse engineer aspects of our intellectual property or obtain and use information that we regard as proprietary and, if successful, may potentially cause us to lose market share, harm our ability to compete, and result in reduced revenue. In addition, our business is subject to the risk of third parties infringing our intellectual property. We may not always be successful in securing protection for, or identifying or stopping infringements of, our intellectual property and we may need to resort to litigation in the future to enforce our rights in this regard. Any such litigation could result in significant costs and a diversion of resources. Further, such enforcement efforts may result in a ruling that our intellectual property rights are unenforceable.
Moreover, companies in the aviation and technology industries are frequently subject to litigation based on allegations of intellectual property infringement, misappropriation, or other violations. As we expand and raise our profile, the likelihood of intellectual property claims being asserted against us grows. Further, we may acquire or introduce new products or services, which may increase our exposure to patent and other intellectual property claims. Any intellectual property claims asserted against us, whether or not having any merit, could be time-consuming and expensive to settle or litigate. If we are unsuccessful in defending a claim, we may be required to pay substantial damages or could be subject to an injunction or agree to a settlement that may prevent us from using our intellectual property or making the Common Stock of Volato Group products or services available to customers. Some intellectual property claims may require us to seek a license to continue our operations, and those licenses may not be available on commercially reasonable terms or may significantly increase our operating expenses. If we are unable to procure a license, we may be required to develop non-infringing technological alternatives, which could require significant time and expense. Any of these events could adversely affect our business, financial condition, or operations.

Any damage to our reputation or brand image could adversely affect our business or financial results.
Maintaining a good reputation globally is important to our business. Our reputation or brand image could be adversely impacted by, among other things, any failure to maintain high ethical, social, and environmental sustainability practices for all of our operations and activities, our impact on the environment, public pressure from investors or policy groups to change our policies, such as movements to institute a “living wage,” customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, customer perceptions of our use of social media, or customer perceptions of statements made by us, our employees and executives, agents or other third parties. In addition, we operate in a highly visible industry that has significant exposure to social media. Negative publicity, including as a result of misconduct by our customers, vendors, or employees, can spread rapidly through social media. Should we not respond in a timely and appropriate manner to address negative publicity, our brand and reputation may be significantly harmed. Damage to our reputation or brand image or loss of customer confidence in our services could adversely affect our business and financial results as well as require additional resources to rebuild or repair our reputation.
As part of our growth strategy, we may engage in future acquisitions that could disrupt our business and have an adverse impact on our financial condition.
We have, and intend to continue, exploring potential strategic acquisitions of assets and businesses, including partnerships or joint ventures with third parties. Our management has limited experience with acquiring and integrating acquired strategic assets and companies into our business, and there is no assurance that any future acquisitions will be successful. We may not be successful in identifying appropriate targets for transactions. In addition, we may not be able to continue the operational success of acquired businesses or successfully finance or integrate any assets or businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership, or joint venture may reduce our cash reserves, may negatively affect our earnings and financial performance, and, to the extent financed with the proceeds of debt, may increase our indebtedness, and, to the extent acquired or financed through equity issuance, dilute our current investors. We cannot ensure that any acquisition, partnership, or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.
Acquisition transactions involve risks, including, but not limited to:
•	insufficient revenue to offset liabilities assumed;
•	inability to obtain any required third-party approvals;
•	requirements to enter into restrictive covenants in connection with obtaining third-party consents;
•	inadequate return of capital;
•	regulatory or compliance issues, including securing and maintaining regulatory approvals;
•	unidentified issues not discovered in due diligence;
•	integrating the operations or (as applicable) separately maintaining the operations;
•	financial reporting;
•	managing geographically dispersed operations;
•	potential unknown risks associated with an acquisition;
•	unanticipated expenses related to acquired businesses or technologies and their integration into our existing business or technology;
•	the potential loss of key employees, customers or partners of an acquired business; or
•	the tax effects of any acquisitions.

We are subject to risks associated with climate change, including the potential increased impacts of severe weather events on our operations and infrastructure.
The potential physical effects of climate change, such as increased frequency and severity of storms, floods, fires, fog, mist, freezing conditions, sea-level rise, and other climate-related events, could affect our operations, infrastructure, and financial results. Operational impacts, such as the delay or cancellation of flights, could result in loss of revenue. In addition, certain of our operating locations are susceptible to the impacts of storm-related flooding and sea-level rise, which could result in costs and loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate the physical effects of climate change. We are not able to accurately predict the materiality of any potential losses or costs associated with the physical effects of climate change.
In addition, climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions, make capital investments to modernize certain aspects of our operations, purchase carbon offsets, or otherwise pay for our emissions. Such activity may also impact us indirectly by increasing our operating costs.
Terrorist activities or warnings have dramatically impacted the aviation industry and will likely continue to do so.
The terrorist attacks of September 11, 2001, and their aftermath have negatively impacted the aviation business in general. If additional terrorist attacks are launched against the aviation industry, there will be lasting consequences of the attacks, which may include loss of life, property damage, increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation, and airport delays due to heightened security. We cannot provide any assurance that these events will not harm the aviation industry generally or our operations or financial condition in particular.
Our operations in the private aviation sector may be subject to risks associated with protests targeting private aviation services.
Our operations in the private aviation sector may be subject to risks associated with protests or vandalism targeting private aviation services. These protests or vandalism can lead to disruptions, damage, or loss of our aircraft, impacting our ability to conduct operations smoothly which may negatively impact our results of operations and financial condition. While, to date, our aircraft have not been affected by protests targeting private aviation, unforeseen circumstances could lead to our aircraft becoming involved in such events. Should our aircraft be affected by protests or related activities, it could result in operational disruptions, damage, or loss, and may adversely affect our reputation, hurt the market for our securities, and decrease demand for our aviation services.
Risks Related to Legal and Regulatory Matters
We are subject to significant governmental regulation.
All interstate air carriers, including us, are subject to regulation by the Department of Transportation (the “DOT”), the FAA, and other governmental agencies, including the Department of Homeland Security, the Transportation Security Administration (“TSA”), and Customs and Border Protection. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations, and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in complying with the laws, rules, and regulations to which we are subject. A decision by the FAA to ground, or require time-consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. Changes to TSA rules that may result in additional screening or required TSA screening for private flights may have a material adverse change on our operations.
In addition, we are also subject to restrictions imposed by federal law on foreign ownership of U.S. air carriers and oversight by the DOT in maintaining our status as a U.S. Citizen, as that term is defined by the DOT. The restrictions imposed by federal law currently require that no more than 25% of the Common Stock of Volato Group be voted, directly or indirectly, by persons who are not U.S. Citizens, and that our chief executive officer, president, at least two-thirds of our officers, and at least two-thirds of the members of our Board be U.S. Citizens. Additionally, we must be under the actual control of U.S. citizens. A failure to comply with or changes to these restrictions may materially adversely affect our business. These restrictions may limit our ability to accept investment from one or more non-U.S. citizens.

Because our software could be used to collect and store personal information, privacy concerns in the territories in which we operate could result in additional costs and liabilities to us or inhibit sales of our software.
The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, storage, and disclosure of personal information and breach notification procedures. We are also required to comply with laws, rules, and regulations relating to data security. Interpretation of these laws, rules, and regulations and their application to our software and professional services in applicable jurisdictions is ongoing and cannot be fully determined at this time.
In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act of 2018 (the “CCPA”), and other state and federal laws relating to privacy and data security. By way of example, the CCPA requires covered businesses to provide new disclosures to California residents, provide them new ways to opt-out of certain disclosures of personal information, and allows for a new cause of action for data breaches. It includes a framework that includes potential statutory damages and private rights of action. There is some uncertainty as to how the CCPA, and similar privacy laws emerging in other states, could impact our business as it depends on how these laws will be interpreted. As we expand our operations, compliance with privacy laws may increase our operating costs.
We may become involved in litigation that may materially adversely affect us.
From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including but not limited to employment, commercial, product liability, class action, whistleblower, and other litigation and claims, and governmental and other regulatory investigations and proceedings. These matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability, and require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations, and financial condition.
We assess contingencies to determine the degree of probability and range of possible loss for potential accrual in our financial statements. We would accrue an estimated loss contingency in our financial statements if it were probable that a liability had been incurred and the amount of the loss could be reasonably estimated. Due to the unpredictable nature of litigation, assessing contingencies is highly subjective and requires judgments about future events. The amount of actual losses may differ from our current assessment. As a result of the costs and expenses of defending ourselves against lawsuits or claims, and risks and consequences of legal actions, regardless of merit, our results of operations and financial position could be adversely affected or cause variability in our results compared to expectations.
We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations, and financial condition.
We are subject to increasingly stringent federal, state, local, and foreign laws, regulations, and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water, and the use, management, disposal, and release of, and exposure to, hazardous substances, oils, and waste materials. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party specialists or airport facilities at which we operate) on our operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any changes to existing laws and regulations or the adoption of new laws and regulations could have an adverse impact on our business, results of operations, and financial condition.
Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint, and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

We may incur substantial maintenance costs as part of our leased aircraft return obligations.
Our aircraft lease agreements may contain provisions that require us to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. These lease return costs are recorded in the period in which they are incurred. Our leased aircraft are maintained under maintenance contracts with relevant suppliers for the leased aircraft. Upon return of a leased aircraft, there is a risk that a maintenance issue will be identified that was not addressed under the applicable maintenance agreements. Any unexpected increase in maintenance return costs may negatively impact our financial position and results of operations.
Environmental regulation and liabilities, including new or developing laws and regulations, or our initiatives in response to pressure from our stakeholders may increase our costs of operations and adversely affect us.
In recent years, governments, customers, suppliers, employees, and other of our stakeholders have increasingly focused on climate change, carbon emissions, and energy use. Laws and regulations that curb the use of conventional energy or require the use of renewable fuels or renewable sources of energy, such as wind or solar power, could result in a reduction in demand for hydrocarbon-based fuels such as oil and natural gas. In addition, governments could pass laws, regulations, or taxes that increase the cost of such fuels, thereby decreasing demand for our services and also increasing the costs of our operations by our third-party aircraft operators. Other laws or pressure from our stakeholders may adversely affect our business and financial results by requiring, or otherwise causing, us to reduce our emissions, make capital investments to modernize certain aspects of our operations, purchase carbon offsets, or otherwise pay for our emissions. This activity may also impact us indirectly by increasing our operating costs. More stringent environmental laws, regulations, or enforcement policies, as well as motivation to maintain our reputation with our key stakeholders, could have a material adverse effect on our business, financial condition, and results of operations.
The issuance of operating restrictions applicable to one of the fleet types we operate could have a material adverse effect on our business, results of operations, and financial condition.
Our owned and leased fleet is comprised of a limited number of aircraft types, including primarily the HondaJet HA-420. The issuance of FAA or manufacturer directives restricting or prohibiting the use of any one or more of the aircraft types we operate will have a material adverse effect on our business, results of operations, and financial condition.
Risks Related to Our Contractual Obligations
Our obligations in connection with our contractual obligations, including long-term leases and debt financing obligations, could impair our liquidity and thereby harm our business, results of operations, and financial condition.
We have significant long-term lease and debt financing obligations, and we may incur additional obligations as we expand our aircraft fleet and operations. As of December 31, 2023, all of our aircraft are wholly or majority-owned by third parties and leased to us.
On October 5, 2022, we entered into a Pre-Delivery Payment Agreement (“PDP Agreement”) with a Shearwater Global Capital entity for the financing of PDP Agreement payments on four Gulfstream G280s under four separate purchase agreements executed in March 2022 (“G280 Purchase Agreements”). The PDP Agreement is secured by all of our rights in the G280 Purchase Agreements, all of the reserves under the PDP Agreement, each of the Aircraft, and all present or future additions, attachments, or accessories thereto and replacements thereof, all engines and avionics, all tools, manuals, service records, software, and similar information and materials related to each G280, all payments, amounts, refunds, rebates, and all other amounts of any kind whatsoever relating to any or all of the Purchase Agreements and/or any or all of the aircraft, and the products, proceeds, rents, and profits therefrom or thereof. The PDP Agreement provides for a Twelve and Half Percent (12.5%) interest rate on all PDP Agreement promissory notes (“PDP Notes”) issued by the lender for payments made under the PDP Agreement, for an aggregate principal balance of up to $40.5 million. As of December 31, 2023, there is a balance of $28.5 million in PDP Notes, with $2.0 million in letters of credit with Chase Bank that are secured with $2.1 million in restricted cash (interest-bearing). Additionally, the Company issued a promissory note to Dennis Liotta in the original principal amount of $1.0 million with a maturity date of March 31, 2024, and an interest rate of Ten Percent (10%).
The ability to timely pay our existing or future contractual obligations, including our long-term lease obligations and required payments under the PDP Notes, will depend on the results of our operations, cash flow, liquidity, and ability to secure additional financing, which will in turn depend on, among other things, the success of our current business strategy, U.S. and global economic and political conditions, the availability and cost of financing, and other factors that may be beyond our control. If our liquidity is materially diminished, our cash flow available to fund our working capital requirements, debt service obligations, capital expenditures, and strategic initiatives may be materially and adversely affected, or we may not be able to realize the benefits of, or otherwise maintain, certain relationships with our business partners. We cannot be assured that our operations will generate sufficient cash flow to make any required payments, or that we will be able to obtain financing to make expenditures in pursuit of our strategic initiatives. The amount of our contractual obligations and timing of required payments could have a material adverse effect on our business, results of operations, and financial condition.
Agreements governing our debt obligations include financial and other covenants that provide limitations on our business and operations under certain circumstances, and failure to comply with any of the covenants in such agreements could adversely impact us.
Our financing agreements, including those in connection with the PDP Notes and other financing agreements that we may enter into from time to time, contain certain affirmative, negative, and financial covenants, and other customary events of default. Certain covenants in our financing agreements are subject to important exceptions, qualifications, and cure rights, including, under limited circumstances, the requirement to provide additional collateral or prepay or redeem certain obligations. In addition, certain of our financing agreements are or may be cross-collateralized, such that an event of default or acceleration of indebtedness under one agreement could result in an event of default under other financing agreements. If we fail to comply with such covenants, if any other events of default occur for which no waiver or amendment is obtained, or if we are unable to timely refinance the debt obligations subject to such covenants or take other mitigating actions, the holders of our indebtedness could, among other things, declare outstanding amounts immediately due and payable and, subject to the terms of relevant financing agreements, repossess or foreclose on collateral, including certain of our aircraft or other assets used in our business. The acceleration of significant indebtedness or actions to repossess or foreclose on collateral may cause us to renegotiate, repay, or refinance the affected obligations, and there is no assurance that such efforts would be successful or on terms we deem attractive. In addition, any acceleration or actions to repossess or foreclose on collateral under our financing agreements could result in a downgrade of any credit ratings then applicable to us, which could result in additional events of default or limit our ability to obtain additional financing.
Risks Related to Ownership of Our Securities and Being a Public Company
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in us and, as a result, the market price of the Common Stock.
We are required to maintain effective disclosure controls and procedures and internal control over financial reporting. As a newly public company, we continue to refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in filings with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.
We will continue to refine our internal control over financial reporting. We will be required to make a formal assessment of the effectiveness of our internal control over financial reporting and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with these requirements within the prescribed time period, we have been engaging, and will continue to engage, in a process to document and evaluate our internal control over financial reporting. This process is both costly and challenging, and requires us to dedicate significant internal resources. We may also engage outside consultants and hire new employees with the requisite skill set and experience. We have assessed and documented the adequacy of our internal control over financial reporting, validated through testing that controls are functioning as documented and implemented a continuous reporting and improvement process for internal control over financial reporting. There is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.

Any failure to implement and maintain effective disclosure controls and procedures and internal control over financial reporting, including the identification of one or more material weaknesses, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of the Common Stock. In addition, we could be subject to sanctions or investigations by NYSE American, the SEC and other regulatory authorities.
Sales of Common Stock, or the perception of such sales, by us or the Selling Stockholders pursuant to this prospectus in the public market or otherwise, could cause the market price for our Common Stock to decline and certain Selling Stockholders still may receive significant proceeds.
The sale of Common Stock in the public market or otherwise, including sales pursuant to this prospectus, or the perception that such sales could occur, could harm the prevailing market price of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Resales of Common Stock may cause the market price of our securities to drop significantly, even if our business is doing well.
Although certain parties named in the Selling Stockholders table herein will be prohibited from transferring any Common Stock (subject to certain exceptions) pursuant to the Lock-Up Agreements (as defined herein), the Common Stock may be sold after the expiration or early termination or release of the respective applicable lock-up provisions.
Following the expiration of the applicable lock-ups described above and as restrictions on resale end and registration statements are available for use, the market price of our Common Stock could decline if the holders of restricted or locked up shares sell them or are perceived by the market as intending to sell them. As such, sales of a substantial number of Common Stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Common Stock.
The Founder Shares were purchased for a price of less than $0.01 per share and BTIG, Roth and LSPH purchased shares for a price equal to $3.52 per share of Common Stock. Although the trading price as of the date of this prospectus is below the initial price offered to retail investors in PACI's initial public offering, the holders of the Founder Shares may have an incentive to sell because, based upon information available to the Company, such holders would profit on sales of the Founder Shares because the price that such holders paid to purchase the Founder Shares is less than public investors. While the selling stockholders may, on average, experience a positive rate of return based on the current market price, public investors may not experience a similar rate of return on common stock they purchased if their purchase price is less than the current market price. For example, based on the closing price of $3.86 per share on March 25, 2024, the selling stockholders may receive potential profits ranging from $0.34 per share up to $3.86 per share. The shares of Common Stock being offered for resale pursuant to this prospectus by the Selling Stockholders represent approximately 52.4% of the shares of Common Stock outstanding as of February 1, 2024 (assuming the issuance of all 15,226,000 shares of Common Stock issuable upon exercise of the Private Warrants). The sale of all such shares, or the perception that these sales could occur, could result in a significant decline in the public trading price of the shares of Common Stock. Additionally, certain Selling Stockholders, including holders of Founder Shares and shares of Common Stock issuable upon exercise of the Private Warrants, may experience a positive rate of return on the sale of their shares covered by this prospectus, while the public stockholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price.
There is no guarantee that the exercise price of the Warrants will be less than the trading price of the Common Stock on the NYSE American, and they may expire worthless; however, the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Warrants approve of such amendment.
Each Warrant entitles the holder thereof to purchase one share of the Common Stock at a price of $11.50 per share. We believe the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of the Common Stock. If the trading price of the Common Stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Warrants. Conversely, the holders are more likely to exercise their Warrants the higher the price of the Common Stock is above the exercise price thereof. As of February 1, 2024, the closing price of the Common Stock as reported on the NYSE American was $2.28 per share, which is below the $11.50 exercise price of the Warrants. For so long as the Warrants remain “out-of-the-money,” we do not expect warrant holders to exercise their Warrants. Therefore, any cash proceeds that we may receive in relation to the exercise of such securities is dependent on the trading price of the Common Stock rising above the $11.50 exercise price of the Warrants. There is no guarantee that our Warrants will be in the money prior to their expiration and, as such, our Warrants may expire worthless.
The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants (as defined herein) or Private Warrants, as applicable, to make any change that adversely affects the interests of the registered holders of the Public Warrants or Private Warrants, as applicable. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants, respectively, approve of such amendment. Although our ability to amend the terms of the Warrants with the consent of at least 50% of the then outstanding Public Warrants, respectively, is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares of Common Stock purchasable upon exercise of a Warrant.
Our Certificate of Incorporation designates specific courts as the exclusive forum for substantially all stockholder litigation matters, which could limit the ability of our Stockholders to obtain a favorable forum for disputes with us or our directors, officers or employees.
Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against current or former directors, officers or other employees for breach of fiduciary duty, any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or Bylaws, any action asserting a claim governed by the internal affairs doctrine of the State of Delaware or any other action asserting an “internal corporate claim” (as defined in Section 115 of the DGCL), confer jurisdiction to the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware), unless we consent in writing to the selection of an alternative forum. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This provision may limit a Stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors, officers and other employees. Furthermore, Stockholders may be subject to increased costs to bring these claims, and the exclusive forum provision could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable.
In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Certificate of Incorporation is inapplicable or unenforceable. In March 2020, the Delaware Supreme Court issued a decision in Salzberg, et al. v. Sciabacucchi which found that an exclusive forum provision providing for claims under the Securities Act to be brought in federal court is facially valid under Delaware law. We intend to enforce this provision, but we do not know whether courts in other jurisdictions will agree with this decision or enforce it. If a court were to find the exclusive forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, prospects, financial condition and operating results.
Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell the Common Stock at a price greater than what you paid for it.
We may retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made by the Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness Volato Group or our subsidiaries incur. As a result, you may not receive any return on an investment in Common Stock unless you sell your shares of Common Stock for a price greater than that which you paid for it.

The market price of the Common Stock may be volatile, which could cause the value of your investment to decline.
The market price of the Common Stock has been and may continue to be volatile and subject to wide fluctuations depending on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in the Common Stock. Factors affecting the trading price of the Common Stock may include:
•	market conditions in our industry or the broader stock market;
•	actual or anticipated fluctuations in our financial and operating results;
•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•	the financial projections we may provide to the public, any changes in those projections, or our failure to meet those projections;
•	changes in financial estimates prepared by and recommendations provided by securities analysts concerning us or the market in general;
•	the perceived success of the Business Combination;
•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
•	announced or completed acquisitions of businesses, commercial relationships, products, services or technologies by us or our competitors;
•	changes in laws and regulations affecting our business;
•	changes in accounting standards, policies, guidelines, interpretations or principles;
•	commencement of, or involvement in, litigation involving us;
•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
•	sales, or anticipated sales, of large blocks of the Common Stock;
•	any major change in the composition of the Board or our management;
•	general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, pandemics (such as COVID-19), currency fluctuations and acts of war or terrorism; and
•	other risk factors listed under this “Risk Factors” section.
Broad market and industry factors may materially harm the market price of the Common Stock, regardless of our actual operating performance. The stock markets have, from time to time, experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the market price of the Common Stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Shareholder activism or securities litigation could give rise to perceived uncertainties regarding the future of our business and it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect relationships with suppliers and other parties.
Our management team has limited experience managing a public company and may not successfully manage our transition to public company status.
Although we have expended a significant amount of time, money, and effort on preparing to be a public company, our management team has limited experience managing a publicly traded company, interacting with public company investors and research analysts, and complying with the increasingly complex laws and requirements pertaining to public companies, including those related to timely public disclosures, financial reporting, internal controls, and enterprise risk management. As a result, our management team may not successfully or efficiently manage our new and additional roles and responsibilities. Our transition to a public company is subject to significant regulatory oversight, reporting obligations under U.S. securities laws, and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could result in less time being devoted to management and the achievement of our growth strategy and operational goals. Failure to adequately comply with the requirements of being a public company, including deficiencies in financial reporting or ineffective disclosure controls and procedures and internal control over financial reporting, could cause investors to lose confidence in our reported financial and other information and materially adversely affect our business, financial condition, and results of operation, as well as severely negatively affect the price of the Common Stock of Volato Group.
The requirements of being a public company may strain our resources, divert our management’s attention, and affect our ability to attract and retain qualified board members.
We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and any rules promulgated thereunder, as well as the rules of the NYSE American. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight are required and, as a result, our management’s attention may be diverted from other business concerns.
These rules and regulations can also make it more difficult for us to attract and retain qualified independent members of our Board. Additionally, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. The increased costs of compliance with public company reporting requirements and our potential failure to satisfy these requirements can have a material adverse effect on our operations, business, financial condition, or results of operations.
We may never realize the full value of our intangible assets or our long-lived assets, causing us to record impairments that may materially adversely affect our financial conditions and results of operations.
In accordance with applicable accounting standards, we are required to test our indefinite-lived intangible assets for impairment on an annual basis, or more frequently where there is an indication of impairment. In addition, we are required to test certain of our other assets for impairment where there is any indication that an asset may be impaired, such as our market capitalization being less than the book value of our equity.
We may be required to recognize losses in the future due to, among other factors, extreme fuel price volatility, tight credit markets, government regulatory changes, decline in the fair values of certain tangible or intangible assets, unfavorable trends in historical or forecasted results of operations and cash flows, and an uncertain economic environment, as well as other uncertainties.
We can provide no assurance that a material impairment loss of tangible or intangible assets will not occur in a future period. The value of our aircraft could also be impacted in future periods by changes in supply and demand for these aircraft. Such changes in supply and demand for certain aircraft types could result from the grounding of aircraft. An impairment loss could have a material adverse effect on our financial condition and results of operations.
We may be subject to securities litigation, which is expensive and could divert our management’s attention.
The per share price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of our management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.
Because we became a publicly traded company by means other than a traditional underwritten initial public offering, our stockholders may face additional risks and uncertainties.
Because we became a publicly traded company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of our common stock, and, accordingly, our stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public security offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors, and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Although PACI performed a due diligence review and investigation of Volato in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in us because PACI’s due diligence review and investigation may not have uncovered facts that would be important to a potential investor that may have been uncovered by a third-party investigation.
If we became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that it “had, after reasonable investigation, reasonable grounds to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.”
The amount of due diligence conducted by PACI and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Volato. Accordingly, it is possible that defects in our business operations or problems with our management that would have been discovered if we had conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of our common stock.
In addition, because we did not become a publicly traded company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of us. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of us than they might otherwise be if we had become a publicly traded company by means of a traditional underwritten initial public offering because they may be less familiar with us as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for our common stock could have an adverse effect on our ability to develop a liquid market for our common stock. The lack of a liquid market for our common stock will adversely affect the stock price.
An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.
The price of our securities may vary significantly due to factors specific to us as well as to general market or economic conditions. Furthermore, an active trading market for our securities may never develop, or if developed, it may not be sustained. We may be unable to sell our securities unless a market can be established and sustained.
If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our Common Stock, or if our operating results do not meet their expectations, our Common Stock price and trading volume could decline.
The trading market for our Common Stock will depend in part on the research and reports that securities or industry analysts publish about us and our businesses. If equity research analysts do not commence coverage of us, the trading price for our common stock could be negatively impacted. To the extent equity research analysts do provide research coverage of our Common Stock, we will not have any control over the content and opinions included in their reports. The trading price of our Common Stock could decline if one or more equity research analysts downgrade our securities or publish unfavorable research about our businesses, or if our operating results do not meet analyst expectations. If any equity research analysts cease coverage of us or fail to publish reports on us regularly, demand for our Common Stock could decrease, which could cause the price and trading volume of our Common Stock to decline.

USE OF PROCEEDS
All of the shares of Common Stock and Private Warrants offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any of the proceeds from these sales, other than in connection with a cash exercise of the Private Warrants.
We will receive up to an aggregate of approximately $175.1 million from the exercise of the Private Warrants, assuming the exercise in full of all of such warrants for cash. Each Private Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. We believe the likelihood that the holders will exercise their Warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of the Common Stock. If the trading price of the Common Stock is less than the exercise price thereof, we believe the holders are unlikely to exercise their Private Warrants. Conversely, the holders are more likely to exercise their Private Warrants the higher the price of the Common Stock is above the exercise price thereof. As of March 25, 2024, the closing price of the Common Stock as reported on NYSE American was $3.86 per share, which is below the $11.50 exercise price of the Private Warrants. For so long as the Private Warrants remain “out-of-the-money,” we do not expect warrant holders to exercise their Warrants. See “Risk Factors—There is no guarantee that the exercise price of the Warrants will be less than the trading price of the Common Stock, and they may expire worthless; however, the terms of the Warrants may be amended in a manner adverse to a holder if holders of at least 50% of the then outstanding Private Warrants approve of such amendment.”
The Selling Stockholders will pay any underwriting discounts or selling commissions attributable to the securities covered by this prospectus. We will bear the costs and expenses incurred in effecting the registration of the securities covered by this prospectus, including, but not limited to, all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, printing expenses, our internal expenses (including all salaries and expenses of our officers and employees), the fees and expenses incurred in connection with listing the shares of Common Stock and Private Warrants on NYSE American, Financial Industry Regulatory Authority fees, and fees and disbursements of our counsel and for our independent certified public accountants.
MARKET INFORMATION AND DIVIDEND POLICY
Market Information
The Common Stock and Public Warrants are listed on NYSE American under the symbols “SOAR” and “SOAR.WS”, respectively. On March 25, 2024, the closing price of the Common Stock was $3.86 per share. As of March 21, 2024, the closing price of the Warrants was $0.1238 per warrant. As of March 20, 2024, there were approximately 374 holders of record of Common Stock. Such number does not include beneficial owners holding shares of the Common Stock through nominees.
We have applied to list the Private Warrants on NYSE American.
Dividend Policy
We have not paid any cash dividends on the Common Stock since inception. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Our ability to pay dividends on the Common Stock could be restricted by the terms of any agreement governing other indebtedness we may incur. Any future determination to declare cash dividends will be made at the discretion of the Board, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that the Board may deem relevant.
Securities Authorized for Issuance Under Equity Compensation Plans
The 2023 Plan was approved at the November 28, 2023 special meeting of PACI stockholders held, in part, to ask such stockholders to vote on a proposal to approve the Business Combination (the “PACI Special Meeting”). In accordance with the 2023 Plan, we have reserved 5,608,690 shares of Common Stock for issuance pursuant to future awards under the 2023 Plan and 2,350,960 shares of Common Stock for issuance pursuant to outstanding option awards under the 2021 Plan. See “Executive Compensation.”

BUSINESS
Overview
Our mission is to empower people to live their best lives while creating more time for the rest of their lives by providing convenient and high-quality travel services. Through our focus on the development of proprietary technology and evolution of aircraft ownership and use models, combined with our commitment to an exceptional customer experience using the “Right Aircraft for the Mission,” we are able to achieve a more efficient private jet experience, without sacrificing luxury.
Our History
Volato Group, Inc. (“Volato Group” “we” or “us”) is a private aviation company founded in January 2021. That year, we entered the private jet charter and fractional ownership market with our Part 135 HondaJet ownership program, taking delivery of our first jet in August 2021 and completing our first Part 135 charter flight in October of 2021. The HondaJet is manufactured by Honda Aircraft Company (“Honda”). We took delivery of three HondaJets in 2021. In 2022, we continued to build our fleet of HondaJets. In March 2022, we acquired Gulf Coast Aviation, Inc., owner of G C Aviation, Inc., a Texas entity and Part 135 air carrier certificate holder. This acquisition added personnel and facilities to support managed aircraft, sales, maintenance, and other operational functions. Also in March 2022, we placed orders for four Gulfstream G280s for delivery in 2024 and 2025. In August of 2022, we launched the Volato Stretch jet card, a differentiated jet card product that provides flight credits for customer itinerary flexibility. In December of 2022, we signed a letter of intent for a multi-year fleet purchase of HondaJets with Honda. In January 2023, we launched our automated dynamic pricing tool for the general charter market. In March of 2023, we introduced the Insider Program, a deposit program for our charter services featuring HondaJet pricing caps in certain geographical areas. In May 2023, we executed a firm order with Honda for 23 HondaJets to be delivered from 2023 through 2025.
On December 1, 2023, Volato, Inc., a Georgia corporation (“Volato”), PROOF Acquisition Corp I, a Delaware corporation (“PACI”) and PACI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PACI (“Merger Sub”), consummated the previously announced Business Combination Agreement, dated August 1, 2023 (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between PACI and Volato was effected through the merger of Merger Sub with and into Volato, with Volato surviving the merger as a wholly-owned subsidiary of PACI (the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement and the other agreements contemplated thereby, the “Transactions”). In connection with the consummation of the Business Combination (the “Closing”), PACI changed its name to “Volato Group, Inc.”.
Our Core Values
We are creating a culture of service, not just limited to interactions with our customers. Our senior leadership team has implemented a structured management training program based on the Scaling Up framework and informed by our core values. Our culture focuses on five core values:
1.	Improve yourself and those around you. Embrace opportunities to teach and discover. Lead with encouragement and praise.
2.	Listen with intent. Be engaged and curious while seeking to understand others.
3.	Have positive interactions. Strengthen relationships by being humble and approachable
4.	Be transparent. Foster an environment of trust and lasting relationships.
5.	Contribute and commit. Embrace the conflict of ideas. Participate and then fully support the decision.
The Private Aviation Industry: Our Opportunity
The private aviation industry is large, resilient and growing. In 2022, private aviation was a $29.0 billion-dollar market globally, and was forecasted to grow to $38.0 billion in 20294. Private aviation has traditionally served high net worth individuals and corporate customers, flying on a combination of owned and chartered aircraft. In the United
[4]	https://www.fortunebusinessinsights.com/industry-reports/business-jet-market-101585

States, the market for private aircraft sales and charter totaled $25.1 billion in 20215. However, aircraft sales and private charter services are distinct markets, and our programs are designed to address both. We sell aircraft to participants in our aircraft ownership program, and those aircraft are leased back to our air carrier subsidiary for providing charter services to both owners and the general charter market. In this way, we build our fleet, and owners enjoy charter access to that fleet, rather than just the owners’ individual aircraft. These are standard features of a functional aircraft program. Uniquely, our aircraft ownership program provides revenue share and guaranteed availability to owners, coupled with higher utilization and efficiency rates.
The following factors are driving growth across the private aviation industry:
•
The number of high-net-worth potential customers is growing. This growth has resulted in an increased demand for exclusive and personalized travel experiences. According to the Global Wealth Report conducted by Credit Suisse, as of the end of 2021 there were 24.48 million U.S. millionaires. This number is expected to rise by 13% to 27.66 by 2026[6]. According to Forbes, the number of U.S. billionaires rose from 724 in 2021[7] to 735 in 2023[8].

•
The market of potential private flyers is under-penetrated. According to the New York Times, referencing a study from McKinsey & Company, there are 100,000 regular private jet fliers in the United States, out of some 1.5 million people who could afford to charter a plane[9]. The private jet market remains under-penetrated. We believe factors like a superior owner and customer experience will add to the well-recognized benefits of increased productivity and convenience that private flying offers, in drawing new demand.

•
Highly regulated industry creates barriers to entry. The private aviation market is complex and highly regulated, presenting barriers to scaling, therefore reducing competition, and decreasing price sensitivity. The industry is also subject to significant regulatory oversight by numerous federal agencies. However, Volato’s business model fits well within this regulatory environment.

•
Commercial airline service is declining. North American passenger satisfaction with commercial aviation is in decline across all three segments—first/business, premium economy, and economy/basic economy—down more than 29 points from 2021 to 791 (on a 1,000-point scale)[10] [11]. Passengers are responding negatively to increases in cost, flight crew performance, passenger loads, delays, and communication.

•
The COVID-19 pandemic increased exposure to private aviation. This led to more people experimenting with private aviation, increasing engagement with the category. This was fueled by a lack of access to commercial travel, increased passenger sensitivity to traveling with unknown passengers, mask mandates, and general delays. We expect interest in private aviation to continue to grow, with changes in how people work and live in a post-COVID pandemic environment bolstering foundational demand.

•
New business models are introducing more people to the benefits of flying private. Semi-private carriers are introducing a new category of fliers to the benefits of private travel. These carriers provide access to smaller airports, offer reduced travel time, avoid checkpoints, and enable a less stressful customer experience[12].

•
Static industry with little innovation presents opportunities. A lack of innovation in the industry has contributed to low asset utilization, poor operational and commercial technology, high operational complexity, and antiquated commercial practices, all of which stifle efficiency and scalability. This leads to a lack of downward pressure on prices. Through Volato’s unique business model, Volato believes there

[5]	https://www.statista.com/statistics/1171101/charter-market-size-united-states/
[6]	Credit Suisse Global Wealth Report 2022, Page 40, Table 1 (https://www.credituisse.com/media/assets/corporate/docs/aboutus/research/publications/global-wealth-report-2022-en.pdf)
[7]	Forbes’ 35th Annual World’s Billionaires List: Facts And Figures 2021(https://www.forbes.com/sites/kerryadolan/2021/04/06/forbes-35thnnual-worlds-billionaires-list-facts-and-f
[8]	Forbes Billionaires 2023: The Richest People In The World dated August 9, 2023 (https://www.forbes.com/sites/chasewithorn/2023/04/04/forbes-37th-annual-worlds-billionaires-list-facts-and-figures-2023)
[9]	www.nytimes.com/2021/10/01/your-money/private-jets-demand.html
[10]	https://www.jdpower.com/business/press-releases/2021-north-america-airline-satisfaction-study
[11]	https://www.jdpower.com/business/press-releases/2023-north-america-airline-satisfaction-study
[12]	https://www.forbes.com/sites/suzannerowankelleher/2022/08/01/amid-airport-chaos-semi-private-jet-travel-emerges-ashegoldilocksption/?sh=5abb9e8a11c7 are significant opportunities to take advantage of the growth in the market and its current lack of innovation, low customer satisfaction and underutilization. Volato believes it has the understanding, knowledge, experience, and capability to effectively address these market opportunities.
Our Solution
We are committed to prioritizing the satisfaction of our customers in an efficient and sustainable manner. We strive to achieve this by utilizing innovative business models and technology to deliver a service that maximizes fleet utilization and profitability and improves customer satisfaction.
Our private aviation offerings are designed with the goal of delivering exceptional value to our customers. We achieve this by employing a strategy with objective and measurable performance metrics.
One of our key strategies is the “Right Plane for Right Mission” approach. We have developed a core fleet of HondaJets that covers what management believes is the majority of private aviation missions in the markets in which we serve. These missions generally involve up to four passengers and distances of less than 1,000 nautical miles. We believe the HondaJet provides a best-in-class cabin experience, while also maintaining competitive operating costs. We also place great importance on developing strong, positive relationships with Honda.
The following are certain benefits of the HondaJet that we believe make it the ideal aircraft for our fleet:
•
The HondaJet is a revolutionary aircraft that combines superior performance, comfort, and efficiency. Its innovative design features include a unique over-the-wing engine mount, natural laminar flow wing, and advanced flight deck technology.

•
The HondaJet’s compact size and superior performance make it ideal for business and personal travel, with a range of up to 1,400 nautical miles and a top speed of 422 knots. Its spacious cabin comfortably seats up to six passengers and offers a range of amenities, including a fully enclosed lavatory and Wi-Fi connectivity.

•
The HondaJet’s advanced safety features include an all-glass cockpit with state-of-the-art avionics, automatic stability augmentation system, and enhanced flight vision system, making it one of the safest and most advanced light jets on the market.

We believe in maintaining an alignment of economic interests with our aircraft owners. Through our program’s unique revenue sharing feature, we empower aircraft owners to share in eligible revenue generated from charter flights on their aircraft while maintaining preferred-rate access for their own flights on our fleet. This, together with our proprietary software, allows us the flexibility needed to maximize fleet utilization.
To further maximize fleet utilization, we have developed a suite of products that target underserved market segments. This commercial approach to fleet utilization allows us to offer a more comprehensive range of services to our customers, while also increasing our profitability.
Our business model has three main components: 1) our unique aircraft sales and ownership program, 2) our aircraft management services, and 3) our revenue from charter flights which includes owner flights, deposit product flights, and wholesale/retail charter flights. The aircraft ownership program is an asset-lite model whereby we sell each fleet aircraft to a limited liability company. The LLC, owned by third-party owners, leases the aircraft back to us for management and charter operation on behalf of the LLC under 14 C.F.R. Part 135. Each program participant separately contracts with us for charter on our HondaJet fleet on preferred terms, generally including a set monthly management fee and preferred charter rates. For our second business model component, we provide aircraft management services to existing aircraft owners and help them monetize their aircraft through third-party charter activities. Finally, our commercial services generate demand for both the aircraft ownership program fleet and managed aircraft fleet through the operation of retail deposit programs and retail charter as well as wholesale charter through brokers.

Volato Aircraft Ownership Program – An Innovative Approach to Shared Aircraft Ownership
Traditional fractional private aviation programs have typically been operated under 14 C.F.R. Subpart 91K, where fractional owners receive a block of entitled hours relative to the size of their fractional interest in the aircraft. An industry standard assumes 800 occupied flight hours is equal to a full interest, meaning a 1/8th share would be recommended for an owner looking at 100 hours of annual usage.
We believe there are several disadvantages with this traditional model that can negatively impact the fractional owner:
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Does not provide the primary benefits of full aircraft ownership. Key benefits of owning an aircraft are the same basic “bundle of rights” that come along with ownership of any property, including the rights of possession, control, and enjoyment. In a traditional fractional model, the owner must sacrifice both control over how much it flies as well as enjoyment of revenue generated from the asset.

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Hard for customers to forecast flight usage needs across multi-year programs. Entitled hour programs require fractional owners to commit to an annual usage level for the length of the program. It is challenging for owners to forecast this accurately resulting in either owners overflying and requiring additional hours that may not be available or only available at substantially increased prices, or under flying and the program being more expensive than originally forecast.

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Depreciation is only applicable for a percentage of flights deemed business use. Many traditional fractional program owners who use their program for a mix of business and leisure travel are often disappointed to learn they may only be eligible for bonus depreciation on the percentage of their total usage that is deemed business use, and the leisure portion is not eligible. Additionally, if an aircraft owner’s use is primarily personal, no depreciation is available.

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Lack of transparency into aircraft flight operations. In the traditional program, fractional owners are often not provided detail into their aircraft’s flight operations, and it is generally not transparent how the aircraft is used or monetized outside of the fractional owner’s usage or if any of the owners benefit from that associated revenue generation.

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Fractional Owners traditionally accept operational control of their flights and the liability and risk associated with operational control. Traditional fractional ownership programs require their owners to execute an acknowledgment of operational control, where the fractional owner agrees to accept liability and risk associated with their flights operated under 14 C.F.R. Part 91(K).

Our solution provides an innovative and more financially viable model. Our program is a more versatile and operationally efficient version of aircraft ownership that provides key benefits of full aircraft ownership to the program participants. The program was designed to be more financially efficient by focusing on maximizing aircraft flight utilization while better aligning the interests of aircraft owners and us. The program participants are building our fleet, secured on a long-term basis at a lower cost of capital than leasing or acquiring aircraft, with lower risk, as we only pay revenue share based on usage rather than a flat monthly rate. Our revenue share payments to the LLCs that own the aircraft may reduce the pressure fractional owners often feel to fly a certain number of hours in a contract year. As a result, we may generate additional capacity on the fleet for non-owner flights.
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Fractional owners participate in aircraft revenue share. Our program participants enjoy a revenue share from eligible Volato revenue flights. The revenue share is a set contracted amount per eligible occupied revenue-generating flight hour and is calculated and remitted monthly to each aircraft holding SPE, which then distributes on a pro-rata basis to its members, the aircraft owners.

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Unlimited flight hours regardless of fractional size. By decoupling ownership and usage, and removing the concept of entitled hours, our HondaJet fractional owners can fly unlimited hours under the terms of the owner’s individual contracts with our air carrier subsidiary. A 1/16th owner can fly as much or as little as they wish and is not limited by the size of their share.

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Favorable tax treatment for owners. Due to the unique nature of our aircraft ownership structure, our owners may be eligible for depreciation of their aircraft asset through their respective Plane Co LLC interests.

•	Our unique program benefits influence purchase decision. Traditional programs with entitled flight hours require customers to factor in anticipated flight hours into their fractional program purchase decisions. In contrast, we believe our owners are basing their purchase decisions based on anticipated flight usage and their personal financial situation. Our owners may buy a larger share based on their individual tax profile and depreciation benefits, or the larger revenue share they wish to receive as owners of larger shares enjoy preferential hourly rates and receive a larger revenue share based on the percentage of the owned aircraft.
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Transparency into Flight Operations. Our software innovations allow for more transparency into its flight operations by providing program participants detailed information on their aircraft’s commercial activities and maintenance status.

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Transfer of Operational Control and Management. Under 14 C.F.R. Part 135, we assume operational control of aircraft we operate by way of a lease, which transfers responsibility for aircraft management and liability arising from the operation of the aircraft by us. In contrast, under Part 91K fractional programs, the owners retain operational control of the aircraft and have potential liability exposure related to the aircraft operations.

Our Current Fleet
Together with the benefits of HondaJets, we are focused on bringing efficiencies to the private aviation market, eliminating unnecessary and expensive unused capacity from private flights.
The traditional route to cost reduction in private aviation has been either single-pilot operations or deploying turboprop aircraft instead of jets. These methods are logical; single-pilot operations save on personnel costs, and turboprop aircraft are cheaper to operate. However, both measures have inherent downsides. Single-pilot operations have safety implications due to increased pilot workload, while turboprops are generally slower and noisier than jet aircraft.
Recognizing the gap in the market for an economically efficient but uncompromised private jet experience, we have not adopted these conventional cost-cutting measures. Instead, we are focusing on building a fleet of jet aircraft that meets the needs of our customers and is properly gauged for the majority of private aviation flights in the markets we serve.
The above concepts were central when considering and selecting aircraft for our fleet and unique business model. Our fleet is primarily composed of the HondaJet HA-420, a jet in the Very Light Jet market segment, that is best suited for flights of four or fewer passengers and under three hours or 1,000 nautical miles. Compared to the Phenom 300, we believe the HondaJet offers multiple advantages:
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Superior Operating Efficiency. The HondaJet’s design and performance profile means it is not just less expensive to operate but also matches the fuel economy of a turboprop, maintaining the speed and quietness of a jet without incurring extra fuel costs. This efficient operation enables us to offer cost savings to customers while preserving the jet experience.

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Superior Cabin Experience. The over-the-wing engine mount design of the HondaJet decreases cabin noise, thus enhancing passenger comfort. Despite its smaller size, it provides a comfortable cabin and a larger luggage compartment compared to other jets in its category.

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No Compromise. While the HondaJet HA-420 is rated for single-pilot operations, all of our HondaJet commercial passenger flights are operated with two pilots. This staffing includes safety and service benefits for our customers, while offering a more cost-effective solution.

Aircraft Ownership Program Revenue Streams
Our Aircraft Ownership Program has 3 revenue streams that are long-term (5-year contract), recurring in nature and predictable, which together provide a high level of revenue visibility for the business.
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Aircraft Sales Revenue. We sell aircraft to the LLCs, and the aircraft are subject to a 5-year leaseback to us. We believe that if we deliver on our brand and product promise then we should see a substantial renewal rate by program participants when the lease expires.

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Monthly Management Fee. Program participants under our traditional pricing structure pay a set monthly management fee, which is subject to an annual increase. Holders of smaller sizes (i.e., 1/8th and 1/16th) pay a premium. Program participants under our low-use pricing structure do not pay a monthly management fee but pay a premium for their usage. This revenue is included in “aircraft management revenue” in our MD&A.

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Charter Flight Revenue. Program participants may book flights on the HondaJet fleet at preferential hourly rates. Repositioning fees are waived for owner flights departing within an estimated two-hour flight time from select our bases. Fuel is separately charged to the owner at our blended cost. The total flight charge is invoiced after the flight is completed and the revenue is included in “charter flight revenue” as in our MD&A.

Commercial Strategy – Optimizing Fleet Utilization
We are developing commercial capabilities in the light jet market segment with our HondaJet fleet through a multi-channel, segmented product and pricing approach.
Under our ownership program, owners have guaranteed availability to our aircraft on an unlimited basis. When owners are not flying, we have an opportunity to sell capacity that would otherwise remain unused as charter flights (“Charter”), which is a non-guaranteed availability offering. At all times, we maintain operational control over our aircraft (i.e., we assign aircraft to and accept flights at our discretion), without requiring any aircraft owner approval. This provides us with the ability to schedule flights efficiently.
We take advantage of this Charter opportunity with dynamic pricing offered through a variety of options available simultaneously to our flight deposit program and general retail and wholesale customers. We use a proprietary pricing tool to adjust pricing for any given flight based on factors such as forecasted demand, available aircraft, and booking dates. In contrast, it is typical in private aviation for pricing to be set at fixed hourly rates that do not vary.
Through inventory management and pricing practices, we can offer Charter customers access to our fleet, depending upon demand and other criteria we set. While we do not guarantee availability for any Charter customer at any time, we also do not require any long-term commitment or block access to our fleet during peak demand periods.
Revenue Streams from Fleet Optimization
All of the revenue described below in revenue streams from fleet optimization is included in “aircraft usage revenue” in Volato Group’s MD&A.
Deposit Products
We have created a complementary set of products with differentiable attributes beyond price. For the HondaJet floating fleet, our service network for all Charter services is presently focused on domestic operations with limited access to Mexico, Canada, and the Caribbean. Pricing for flight services on all Charter quotes, though determined dynamically, is fixed at the time of quoting.
Volato Insider
We introduced a deposit-based program in March 2023 to reduce the inefficiencies of booking and paying on a trip-by-trip basis while rewarding larger deposit customers with capped rates for HondaJet flights in certain geographical zones. Deposit customers pay the lower of the then-current general charter rate or the capped rate. Larger deposits in the program receive capped pricing in larger geographical zones. Insider deposit customers have preferred access for charter requests over general charter, and the program is fully refundable for any unused balances during the term of the agreement, but are not refundable after the term of the agreement, except any incentive credits customers may have received.
Volato Stretch Jet Card
Launched in 2022, the Volato Stretch jet card is designed for price-conscious customers with high schedule flexibility. We may make changes to itineraries under this program and compensate customers for eligible changes with non-cash credits towards future flights. Unused balances may be refunded during the term of the agreement, but are not refundable after the term of the agreement; incentive credits are not refundable.

Charter
Charter currently comprises approximately 40% of our revenue flight hours. However, our strategy is to build our deposit program customer base, and reduce general Charter. General Charter helps us increase our fleet utilization by filling in capacity remaining after the aircraft ownership program or deposit program customer flights. To improve our general Charter capabilities, we are working on proprietary software to improve our quoting, pricing, and scheduling processes. These capabilities are designed to improve the customer booking experience and increase the speed of transactions.
Volato Aircraft Management Services
Volato Aircraft Management Services (the “Volato AMS”) is a full-service management and charter operator line of business within Volato Group. Under Volato AMS, owner aircraft are managed by and leased to Volato Group for both owner flights and third-party charter flights under our FAA Air Carrier Certificate, or managed by us for the owner’s exclusive use. The benefits to the wider organization of the Volato AMS division include having additional aircraft which can be used by us for occasional charter capacity and for last-minute relief flights when our charter fleet planes become unavailable for scheduled flights. Some aircraft also provide additional capabilities such as larger cabins and range. By increasing the total aircraft available to us for Charter, Volato AMS also helps unlock economies of scale to the benefit of Volato Group and its aircraft ownership program participants.
The Volato AMS managed fleet includes a range of different aircraft that were primarily inherited as part of the Gulf Coast Aviation acquisition in March 2022. Going forward the key focus is airframes which are part of our core fleet, currently HondaJets.
Volato AMS currently manages six aircraft on the FAA Air Carrier Certificate and one airplane is managed solely for owner use and is not on the Certificate.
Revenue Streams for Volato AMS
The two sources of revenue are aircraft management fees and Charter revenue sharing. Aircraft management fees which are included in managed aircraft revenue in our MD&A are paid by aircraft owners to Volato AMS and include all operating expenses for the aircraft: maintenance, crew hiring and management, flight operations, dispatch, hangar, fuel, cleaning, insurance, and aircraft Charter marketing. Volato AMS typically receives 15% of the revenue per Charter trip and revenue from these charter trips are included in “charter flight revenue” in our MD&A.
Software Strategy
Following a thorough examination of off-the-shelf flight management systems, we identified that none could fully meet our current and projected needs. Consequently, in September 2022, we made the decision to develop a custom flight management and marketing platform to meet our specific requirements.
Our cloud-based software, Mission Control, is a modern, API-first solution for the management of our business. Mission Control provides a wide range of features, including Avinode data integration and synchronization, an internal/external-facing Charter pricing tool, and a Broker Rewards program, a voluntary program through which we pay a commission to third-party individual Charter brokers for eligible flights purchased through the brokers. Our software also offers an Empty Leg Marketing module, which provides daily deals to customers, increasing their opportunities to save on Charter flights.
Mission Control's reporting dashboards provide real-time insights into daily Charter sales, fleet performance, and select key performance indicators (“KPIs”). The platform's crew and aircraft scheduling tools enable the management of aircraft ownership, monthly flight hours, and owner flight activity. The fleet map feature provides an interactive display of our entire fleet, allowing us to track aircraft locations in real-time via an ADS-B data provider.
Our Aircraft Owner Database feature includes a customer relations management tool, meet and greet alerts, an auto-generated weekly email newsletter, and automated billing and invoicing functionality. The platform's Customer Flight Reviews feature, which includes Net Promotor Score metrics, allows us to collect valuable feedback from customers and make informed business decisions.
Our software solution improves transparency, operational efficiency, scalability, and customer satisfaction. Additionally, it enhances our financial performance, by streamlining our flight management processes and reducing manual workloads.

Real-time updates to KPI dashboards and alert notifications, delivered over multiple communication channels and through multiple visualizations enable swift decision-making and greater oversight across our operations.

Figure: Flight reviews are output to a Microsoft Teams channel that is open to the entire company.	Figure: Aggregate NPS scores displayed in our proprietary Volato MissionControl application.
One of our core aims is to improve customer satisfaction by enabling real-time interactions across our entire enterprise. Our platform enables greater transparency and visibility for our customers with the opportunity to follow their journey and receive updates at every stage. This enables us to reduce customer complaints, boost retention rates, and enhance our reputation in the market.

Figure: Enhancing transparency by sending an automated weekly email to aircraft ownership program participants about their asset’s performance over time.

Figure: Volato Mission Control Aircraft Dashboard
Additionally, our proprietary software solutions enhance marketing capabilities by exposing features of the platform to potential customers, including charter brokers and retail customers which we believe will increase charter sales and create greater brand exposure.

Figure: Our proprietary instant-pricing system and e-signature platform reduces overhead while providing customers with improved service.

Currently, our reservation/flight operation team enters flight reservations, schedules, invoices, and quotes into a third-party system. This data is, in turn, imported into Volato Mission Control in near-real time.

Figure: Mission Control Flight Scheduling
With Mission Control, we have access to a sophisticated tool for managing our business, providing real-time access to essential data, streamlining operations, and enhancing the customer experience. Our software is designed to drive our productivity, resulting in reduced costs, and increased operational efficiency and revenue.
Social Impact Initiatives
As a growing company, we have an opportunity to build an aviation company for tomorrow. Our business model, fleet, people, and culture have all been influenced by our awareness of our social impact and place as a good corporate citizen in our community.
We prioritize environmental responsibility and operate a fleet of efficient aircraft. Lower fuel burn and operating costs are key selection criterion in evaluating prospective airframes for our fleet. Aircraft that match these criteria, in addition to being financially efficient, reduce the carbon footprint. We believe that sustainability is a critical aspect of our business and offset 100% of the CO2 generated by our HondaJet core fleet’s flight operations (which excludes any HondaJets that are managed by us) through our participation in the 4AIR offset program by purchasing carbon offsets for all fuel used by the fleet; however, we cannot provide assurance that such 4AIR offset program will achieve its stated goal. Although we do not perform any independent monitoring, 4AIR’s carbon offset program is quantified and verified by several leading carbon offset registries which issue serial numbers to us for each retirement of the carbon offset. Through this offset program, we are actively taking steps to reduce our impact on the environment.
We also strongly believe in creating a diverse, equitable, and inclusive workplace that values and celebrates all employees. We recognize the importance of promoting diversity in the aviation industry, and as of 15 April 2023, we actively support organizations such as Women in Aviation, the Organization of Black Aerospace Professionals, National Gay Pilot Association, Latino Pilots Association, Professional Asian Pilots Association, and the U.S. Military.
We invest in our employees and provide a range of competitive benefits. We offer comprehensive healthcare including dental and vision, a matching 401k program, paid time off, life insurance, and short-term disability. We invest in our team through training and mentorship.
Our commitment to sustainability and diversity is just one aspect of our overall mission to provide the best possible experience for our customers. By prioritizing the needs of our employees, we are able to create a positive and welcoming environment that translates into an exceptional aviation experience for all our clients. We are dedicated to setting high standards and providing our customers with a truly exceptional experience.
Flight Operations
Within our organization, we have a dedicated Flight Operations team that is responsible for the safety and efficiency of our aviation operations. This team is comprised of various sub-teams, including our Safety team, Operations Control Center (OCC), Experience Concierge (EC), maintenance team, aircraft management team, and training team.
Our safety team is tasked with implementing and maintaining our safety standards in all aspects of our operations. They continuously monitor and evaluate our safety protocols, with an emphasis on applying industry best practices and regulatory compliance.
The Operations Control Center (OCC) team is responsible for overseeing and managing our daily operations. They monitor flights, manage schedules, and make real-time decisions to support flight operations.
Our Experience Concierge (EC) team focuses on providing our aircraft ownership program, jet card, and charter deposit program customers with a first-class travel experience. They work closely with these customers to understand their needs and preferences, and EC’s goal is to deliver seamless and enjoyable travel experiences. Volato’s hospitality-oriented Experience Concierge account management team is central to our focus on Customer Experience (CX). This is the reason why our HondaJet fleet aircraft have the tail signifier of “CX”.
The maintenance team is responsible for maintaining the airworthiness of our aircraft. They conduct regular inspections, repairs, and maintenance to keep our aircraft in condition and meeting required safety standards. They also work with our maintenance program vendors to schedule third-party maintenance.
Our aircraft management team is responsible for overseeing the overall management and operations of our aircraft fleet. They work closely with our maintenance team to keep our aircraft ready to operate on schedule.
Finally, our training team is responsible for training our pilots and other staff members. They also continuously monitor and evaluate our training programs.
Our Flight Operations staff is located in numerous states in the U.S., including locations in all continental time zones. While many of our employees work remote-first, we have concentrated groups of personnel in the Houston, Texas and Saint Augustine, Florida areas. Our pilots are not “home-based” like traditional airlines/fractional jet operators, allowing them to work from any U.S. state and travel to their assigned aircraft at the start of their scheduled work rotation. This approach provides significant advantages over legacy physical operations centers, as it allows us to operate more efficiently and effectively and increase recruiting opportunities, while also reducing our environmental footprint.
Air Carrier Operations
We provide our passenger air carrier services through G C Aviation, Inc. d/b/a Volato, a wholly-owned subsidiary and Part 135 certificate entity. G C Aviation is our exclusive Part 135 operator and provides flight services, aircraft management, private aircraft charter services, and maintenance support.
Safety
At Volato Group, we pride ourselves on our commitment to safety. We believe that safety is not only a fundamental aspect of our organizational culture, but also a cornerstone of the aviation industry. As such, we view compliance with the Federal Aviation Administration (FAA) regulations as merely the baseline for our safety commitment.
To further reinforce our dedication to safety, we have gone above and beyond the minimum FAA requirements by establishing higher safety standards across a range of critical areas such as pilot experience, certification, training, and safety programs. We have implemented Safety Management Systems (SMS) for our air carrier subsidiary that surpasses the FAA regulatory requirements.
Our SMS is a valuable tool for identifying potential hazards, assessing and mitigating risks associated with those hazards, collecting safety data and, most importantly, acting on that data to improve operations. The SMS is managed by our Director of Safety.

One of the key components of our SMS is the Flight Risk Assessment Tool (FRAT), which is used on every flight operated by Volato Group to quantify the flight’s level of risk. Every flight has some level of risk, so the FRAT is important to help distinguish, in advance, between a lower-risk flight and a higher-risk flight. Once identified, higher-risk flights can be assessed for potential mitigation.
Aside from our internal safety management efforts, we are also proud voluntary participants in audits from various third-party safety organizations, including ARGUS and IS-BAO. These audits provide us with an opportunity to have external experts review and enhance the continuous improvement of our SMS.
We believe that our commitment to safety is the cornerstone of our organizational culture. Through our Safety Management Systems and voluntary participation in third-party safety audits, we remain committed to all aspects of safety across our operation.
Volato’s Pilots
All of our commercial passenger flights are operated with two trained and qualified pilots. Our pilot requirements exceed the Federal Aviation Administration's (“FAA”) requirements and training criteria outlined in the Federal Aviation Regulations. Each of our pilots is required to hold an appropriate FAA-required FAA pilot certificate and FAA medical certificate, as well as the necessary type rating for the aircraft they will be flying.
In addition to meeting these essential requirements, our pilot selection process also includes a comprehensive screening process that considers a candidate's professional background, customer service skills, and safety record. This process includes both technical and customer service interviews, allowing us to identify candidates who possess the necessary skills and traits to provide our customers with a superior travel experience.
Once selected, our pilots undergo mandatory advanced aircraft ground and flight training in a full-motion simulator, as well as recurrent training on the relevant aircraft. Through this comprehensive training regimen, our pilots are prepared to handle a challenging situation that may arise during a flight.
Aircraft Maintenance and Repairs
As an aviation company, safety is our utmost priority. We have established a maintenance program that covers all types of maintenance and repairs that occur on different schedules. This includes line maintenance, which involves scheduled maintenance inspections, routine repairs, and unscheduled items as needed. Additionally, we perform scheduled airframe maintenance inspections and engine overhauls at appropriate intervals for any given airframe or engine. Our fleet maintenance is scheduled to prioritize the least disruption and downtime, ending mission proximity to a service center, and compliance with maintenance program requirements. We also conduct unscheduled and “airplane on ground” (“AOG”) repairs as necessary, and as soon as possible, to return the aircraft to service in a timely fashion.
We have two maintenance facilities, one located in St. Augustine, FL and one in Houston, TX. We use third-party maintenance providers to perform substantially all scheduled maintenance work.
Key Vendors
We have contracts with airframe manufacturers to provide parts and maintenance labor for our aircraft at pre-negotiated pricing and rates. Additionally, we have agreements with select airframe and engine manufacturers whereby they provide maintenance services for various aircraft on our certificate. These services are primarily focused on scheduled airframe maintenance inspections, engine inspections, and engine overhauls, in exchange for an hourly rate per flight hour or engine cycle charge.
Furthermore, we have pricing agreements with various fuel providers across the United States, which provide us with pre-negotiated pricing for fuel, as well as handling and facility fees at each location.
We have entered into agreements with a well-known third-party supplier for factory-authorized pilot training, which includes fixed price training slots throughout the year for both initial and recurrent pilot training.
Government Regulation
Primary Domestic Regulators
The subsequent paragraphs provide a brief overview of the roles of some of the most notable domestic regulators relevant to our business operations. It is important to note that this summary is not intended to be comprehensive, as it does not encompass every regulator or rule governed by these regulators.

The Department of Transportation (“DOT”) serves as the primary regulator of economic matters within the aviation industry. Specifically, with respect to our business operations, DOT oversees our subsidiary that operates as an air taxi under Part 298 (14 C.F.R. Part 298, referred to herein as “Part 298”). This includes the economic authority to conduct business as a type of air carrier, as well as consumer protection and insurance requirements applicable to such business.
Furthermore, DOT regulates our advertising and service offering under Part 295 (14 C.F.R. Part 295, referred to herein as “Part 295”). As a statutorily-defined “ticket agent” and “air charter broker” under Part 295, we are subject to DOT jurisdiction in offering and selling our charter programs and in arranging flights on behalf of our customers. In all aspects of our business operations that fall under DOT's purview, we are obligated to comply with its statutory and regulatory authorities to prevent and redress “unfair” or “deceptive” practices. We are also subject to DOT's consumer protection regulations, which cover various areas, such as data reporting, recordkeeping, advertising, ticket sales, and ensuring equal access to air transportation for disabled passengers.
Additionally, DOT enforces U.S. laws governing the citizenship of air carriers. This includes requirements that air carriers be under the actual control of U.S. citizens and satisfy certain other criteria, including having a U.S. citizen as our president/chief executive officer and at least two-thirds of our Board, and other managing officers must be U.S. citizens, and that at least seventy-five percent of our voting stock must be owned and controlled, directly and indirectly, by U.S. citizens. The amount of non-voting stock that may be owned or controlled by non-U.S. citizens is limited as well.
The Federal Aviation Administration (“FAA”) is the primary governing body responsible for overseeing safety matters in the aviation industry. Its regulatory framework encompasses various facets of civil aviation, including the design and manufacture of aircraft and their components, inspection, maintenance, repair and registration of aircraft, as well as the training, licensing, and performance of duties by pilots, flight attendants, and maintenance technicians. The FAA also regulates safety-sensitive personnel for prohibited drug use or alcohol consumption, and oversees the design, construction, and maintenance of runways and airport facilities. Furthermore, the FAA is tasked with managing air traffic control systems and the complex air traffic at busy airport facilities. It certifies and monitors air carriers, establishes Safety Management Systems, promotes voluntary data disclosure systems that aid in enhancing safety, and oversees and controls the operations of air carriers by their accountable managers, directors of operations, and directors of maintenance, among other key personnel.
The FAA's regulatory framework is comprised of several parts found in Title 14 of the U.S. Code of Federal Regulations. For instance, Part 91 contains the general rules for flight safety, while Part 135 contains additional rules that apply to commercial on-demand operations. In the event of a security threat, environmental risk, or other emergency, the FAA holds the power to shut down segments of airspace or even the entire U.S. airspace to civilian use, as demonstrated on September 11, 2001.
As an agency of the Department of Homeland Security (“DHS”), the U.S. Transportation Security Administration (“TSA”) is the primary regulatory body responsible for security matters in the aviation industry. The TSA's oversight extends to standard security programs in use by U.S. airports and air carriers, which cover areas such as flight crew training, passenger identity and screening, security watchlists, and cooperation in threat assessments and responses.
U.S. Customs and Border Protection (“CBP”), also an agency of DHS, plays a crucial role as the primary regulator of customs, immigration, and public health matters affecting the aviation industry. Whenever our air carrier operations involve international flight segments, we are required to provide CBP with advanced disclosure of passenger information, facilitate the inspection of baggage, including prohibited substances or invasive species of plants or animals, and ensure proper disposal of any foreign-originating refuse on the aircraft.
The Environmental Protection Agency (“EPA”) is the primary federal environmental regulator, responsible for promulgating new rules relating to greenhouse emissions from carbon fuels used in aircraft engines in January 2021. These rules are expected to bring about changes in future aircraft engine designs and approvals, leading to a turnover in which engines may remain in use in the coming years. However, this area of regulation remains subject to change based on domestic and international pressures to address the perceived needs of our global environment, making it difficult to predict how these developments might impact our business in the future.
The vast majority of airports where we operate are owned and operated by state and local government entities, which have the right to impose safety, security, and other regulations as long as they do not conflict with federal law.

Airport authorities also have extensive property rights, enabling them to impose conditions on leasing and using airport facilities. The terms on which an airport authority might lease or allow use of its property may be less favorable than customary for real estate transactions outside of an airport environment.
These regulatory authorities possess the power to suspend or revoke our certifications or authorizations, impose monetary fines and other civil penalties, and refer cases for criminal prosecution, which could halt our business and flight operations. These actions may occur with or without an opportunity for us to present our defense before action is taken by the regulator. Even if our position is potentially reasonable, we may not prevail in an appeal because of the regulators' significant discretion and the deference given to their interpretation of the facts and law during the appeal process.
The National Transportation Safety Board (“NTSB”) is an independent agency that is responsible for oversight of aircraft accident investigations. NTSB regulations that govern accident notification are contained in 14 CFR Part 830. NTSB has the authority to issue subpoenas in conjunction with accident investigations. NTSB may elect to delegate accident investigation duties to the FAA.
Privacy and Data Protection
Compliance with laws governing the collection, use, transfer, security, storage, destruction, and other processing of personally identifiable information and other data relating to individuals is important for our business. As our technology platform is an integral part of our operations, adherence to federal, state, local, municipal, and foreign laws and regulations, as well as industry standards, is necessary to enhance the user experience of our mobile application and marketing site relevant to our business.
We receive, collect, store, process, transmit, share, and use personal information, and other customer data, including health information. We also rely on third parties to manage certain aspects of these operations and to receive, collect, store, process, transmit, share, and use such personal information, including payment information. The collection, storage, processing, sharing, use, retention, and security of this information are governed by various laws and regulations.
The California Consumer Privacy Act (“CCPA”) establishes a privacy framework for covered businesses regarding data privacy rights for California residents. Compliance with the CCPA is necessary for businesses to provide certain disclosures to California residents, respond to their requests for disclosures regarding their personal information, and offer them the right to opt out of sales of personal information. The CCPA also provides for severe statutory damages for noncompliance and private rights of action for certain breaches of personal information resulting from a covered business's failure to implement reasonable security procedures and practices. Furthermore, the California Privacy Rights Act, which took effect on January 1, 2023, expands California residents' rights under the CCPA.
Given that we collect personal information from California residents through the air transportation services we have offered in California in the past and direct marketing to California residents for those services, as well as our plans to offer future services in California, we believe that we are subject to compliance with California's privacy laws.
Employees
Our employees are central to our and our customers’ success. As of December 31, 2023, we have 229 employees, including 116 pilots and no part-time employees. In addition, we engage a number of contractors and consultants to supplement our workforce. All full-time employees are located within the United States and fulfill a range of roles, including non-exempt and exempt positions in corporate functions, pilots, and maintenance personnel.
To date, Volato Group and our affiliates have not experienced any work stoppages. Furthermore, none of our employees are currently represented by a labor organization or subject to collective bargaining agreements. Our human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees. The principal purposes of our incentive plans are to attract, retain and motivate selected employees and consultants through the granting of stock-based compensation awards.
Facilities
We are a remote-first company, founded during the COVID-19 crisis. Our physical operations are located primarily at three locations: St. Augustine, Florida; Houston, Texas; and Atlanta, Georgia. All our facilities are located on land that is leased from third parties. We believe that these facilities meet our current and future anticipated needs. In addition, primarily for aircraft ownership program participants’ flight pricing, we designate a few other physical locations as operational bases, which may or may not have personnel or facilities, but which our owners are not charged repositioning fees to fly from.
Due to operating a floating fleet, our core fleet of charter aircraft do not return to our facilities or a designated airport each night, but over-night throughout the country based on their flight schedule. Our managed aircraft, which are operated primarily for the benefit of the aircraft owners, typically return to a single, “home” airport, but will occasionally overnight at other airports.
Intellectual Property
Safeguarding our proprietary technology and other intellectual property is important for our business. We employ a combination of strategies, including trademarks, contractual commitments and security procedures to protect our intellectual property. We require our employees and relevant consultants to sign confidentiality agreements and certain third parties to sign nondisclosure agreements. We routinely evaluate our technology development initiatives and branding strategy to identify potential new intellectual property. We have pending U.S. and certain foreign trademark applications, including the “Volato” word mark and Dragonfly design mark.
Presently, we own the Internet domain “flyvolato.com.” The regulation of domain names in the United States is subject to change, and regulatory authorities may create additional top-level domains, appoint additional domain name registrars, or change the prerequisites for holding domain names. As a result, we may not be able to acquire or maintain all domain names that incorporate the name “Volato” or are otherwise relevant to or descriptive of our business.
Although software can be protected by copyright law, we have chosen to rely primarily on trade secret law to protect our proprietary software and have chosen not to register any copyrights in these works. In the United States, copyright law requires registration to bring a claim for infringement and to obtain certain types of remedies. However, even if we decide to register a copyright in our software to bring an infringement action, the remedies and damages available to us for unauthorized use of our software may be limited.
It is important to note that intellectual property laws, contractual commitments, and security procedures provide only limited protection, and our intellectual property rights may be challenged, invalidated, circumvented, infringed upon, or misappropriated. Furthermore, trade secrets, know-how, and other proprietary materials may be independently developed by our competitors or revealed to the public or our competitors, and may no longer provide protection for the related intellectual property.
Additionally, intellectual property laws vary from country to country, and we have not sought trademark registrations in every foreign jurisdiction in which we have or may operate. As a result, we may be unable to protect certain aspects of our brands or other intellectual property in other jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us described in “Risk Factors” starting on page 8 and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to “we,” “us,” “our,” and “the Company” are intended to mean the business and operations of Volato Group, Inc.
Overview of Our Business
Our mission is to provide our JetShare owners and other customers more time for the rest of their lives by providing convenient and high-quality travel by using the right aircraft for the mission and by developing proprietary technology designed to make the travel experience more seamless.
Our revenue is generated through our aircraft ownership program, a focused commercial strategy which includes deposit products, charter flights and aircraft management services. Our aircraft ownership program is an asset-lite model whereby we sell each fleet aircraft to a limited liability company (LLC) and sell LLC membership interests to third-party owners. The LLC then leases the aircraft back to us for management and charter operation on behalf of the LLC under 14 C.F.R. Part 135. In turn, program participants (JetShare owners) invest in those special purpose entities to fund the aircraft purchase. We operate the aircraft on behalf of the special purpose entity and enters into charter agreements with the individual JetShare owners to provide preferential access and charter pricing for our HondaJet fleet.
Additionally, our commercial services generate demand for our fleet through the operation of retail deposit programs and charter as well as wholesale charter through brokers. We offer these programs on a fleet of 24 HondaJets and a managed fleet of 6 aircraft. For additional details about these revenue streams, please see the section above titled “Aircraft Ownership Program Revenue Streams”. Finally, we provide aircraft management services to existing owners of aircraft and help them monetize their aircraft through charter services.
Since inception, we have been focused on making the necessary investments in people, focused acquisitions, aircraft and technology to build an industry leading aviation company that uses capital efficiently.
Financial highlights for the year ended December 31, 2023 include:
•
We generated total revenue of $73.3 million a decrease of $23.4 million, or 24%, compared to the year ended December 31, 2022. Revenue from aircraft usage increased by $31.3 million, or 137%, while revenue from plane sales decreased by $41.6 million, or 71%, during the year ended December 31, 2023, primarily related to lower plane sales;

•	We had 11,273 total flight hours for the year ended December 31, 2023, representing 124% year-over-year growth;
•
We incurred a net loss of $52.8 million for the year ended December 31, 2023, representing a $43.2 million increase in loss over the prior year primarily related to lower plane sales, as described above, and increased costs related to being a publicly traded company and a rapidly scaling business; and

•
Adjusted negative EBITDA[3] was $32.1 million for the year ended December 31, 2023 compared to adjusted negative EBITDA of $9.0 million for the prior year. The change in adjusted EBITDA was the result of increased costs of being a publicly traded company and a rapidly scaling business, as well as lower plane sales.

[3]	Adjusted EBITDA is a non-GAAP financial measure. Please refer to the tables and related notes below for a reconciliation of Adjusted EBITDA to its most comparable GAAP measure.

Key Factors Affecting Results of Operations
We believe that the following factors have affected our financial condition and results of operations and are expected to continue to have a significant effect:
Market Competition
We compete for market share in the highly fragmented private aviation industry. The top 10 largest operators control approximately 25% of the total flight hours operated in the United States. For example, there are over 400 light jet operators (excludes air ambulance) offering Part 135 charter services in our primary network service area, flying approximately 293,000 flight hours. The breadth of operators and the product options (fractional, deposit/card programs, charter) makes the industry highly competitive.
Costs and Expense Management
In 2022 and 2023, we invested in the core business systems, processes and people required to safely operate a rapidly growing, publicly traded private aviation company. We will continue to invest in the technology and systems required to increase our fleet availability and utilization. The Company currently enrolls our fleet of HondaJet aircraft, and most of our managed aircraft, in OEM maintenance programs. These programs provide known hourly maintenance rates for our airplanes based on utilization levels and enable our maintenance expenses to be predictable. There is an opportunity to move to different tiers of these programs and increase the amount of maintenance we perform in-house to potentially increase aircraft availability. Substantial increases to the scope of Volato-performed maintenance would likely require material investments in personnel, equipment, facilities, and training. We will continue to evaluate these opportunities to improve our cost structure going forward.
We believe that pricing and data analytics are critical to our long-term ability to deliver high utilization rates on our aircraft. We plan to continue to develop new and unique products designed to leverage our yield management expertise. These new products have and will continue to require new technology systems and the resulting investment. We believe these investments will lead to increased financial performance by increasing the total contribution margin from flight operations.
Economic Conditions
The private aviation industry is volatile and affected by economic cycles and trends. Our financial performance is susceptible to economically driven changes in demand particularly for our discretionary charter and deposit products. Our cost structure and private aviation demand levels can be greatly impacted by the price of jet fuel, pilot salaries and availability, changes in government regulations, consumer confidence, safety concerns, and other factors. Our experience operating light jets leads us to believe that operating the most efficient fleet in each class of airplanes (i.e., light, mid, super mid, large cabin), will prove beneficial in an economic downturn.
Pilot Availability and Attrition
The competition for pilots has intensified in recent years. We have relied on increasing pilot pay and benefits to continue to attract qualified applicants including equity compensation. While we have been able to attract and retain the appropriate number of pilots to date, there is no guarantee that we will be able to continue to do so without further increasing our cost structure.

Results of Operations
Comparison of year ended December 31, 2023 and 2022
The following table sets forth our results of operations for the year ended December 31, 2023 and 2022 (in thousands, except percentages):
	Year Ended December 31,		Change In
	2023	2022	$	%
Revenue	$73,338	$96,706	$(23,368)	(24)%

Costs and expenses:
Cost of revenue	82,025	94,280	(12,255)	(13)%
Selling, general and administrative	28,822	11,611	17,211	148%
Total costs and expenses	110,847	105,891	4,956	5%
Loss from operation	(37,509)	(9,185)	(28,324)	308%
Other income (expense):
Gain from deconsolidation of investments	—	581	(581)	(100)%
Gain from sale of consolidated entity	387	—	387	N/M
Gain from sale of equity-method investment	883	—	883	N/M
Other income	180	15	165	N/M
Loss from change in value of forward purchase agreement	(13,403)	—	(13,403)	N/M
Interest expense, net	(3,358)	(866)	(2,492)	288%
Total other income (expense)	(15,311)	(270)	(15,041)	N/M

Net loss before income taxes	(52,820)	(9,455)	(43,365)	459%

Provision for income tax expense (benefit)	2	(55)	57	(104)%

Net loss before non-controlling interest	(52,822)	(9,400)	(43,422)	462%
Net income attributable to non-controlling interest	—	(33)	33	(100)%
Net Loss	$(52,822)	$(9,367)	$(43,455)	464%
Revenue
Revenue decreased by $23.4 million, or 24%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in revenue was primarily attributable to the following changes in charter flight revenue, aircraft management revenue and aircraft sales revenue (in thousands, except percentages):
	Year Ended December 31,		Change In
	2023	2022	$	%
Aircraft sales	$21,443	$67,695	$(46,252)	(68)%
Aircraft usage	37,787	14,417	23,370	162%
Managed aircraft	14,108	14,594	(486)	(3)%
Total	$73,338	$96,706	$(23,368)	(24)%
The decrease in revenue was the result of a decline in revenue from aircraft sales of $46.3 million, or 68%, partially offset by an increase in revenue from plane usage of $23.4 million, or 162% during the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in aircraft sales primarily the result of lower aircraft delivery in 2023 compared to 2022. Honda released the new HondaJet Elite II model in the fourth quarter of 2022 with Volato taking delivery of its first two Elite II model aircraft in fourth quarter 2022. We have orders for 22 additional HondaJet Elite IIs and expect delivery of eight to ten throughout 2024 and the remaining in 2025. In addition, we have orders for four Gulfstream G280 jets and expect delivery of one to two in 2024 and the remaining in 2025. We believe the expected aircraft deliveries will result in higher aircraft sales revenue.

The increase in aircraft usage revenue is the result of an increase in our floating fleet to 24 as of December 31, 2023. Our aircraft usage revenue is dependent on the (i) number of jets in our floating fleet driving total flight hours, (ii) mix of demand between owner, program and ad hoc impacting blended yield, and (iii) empty percentage. As our floating fleet grows, we expect both flight hours and blended yield to increase resulting in higher aircraft usage revenue.
Cost of Revenue
Cost of revenue comprises expenses tied to the associated revenue streams: aircraft sales, aircraft usage, and managed aircraft. Aircraft sales cost of revenue is our purchase price of the aircraft. Aircraft usage cost of revenue includes all of the costs related to operations of our HondaJet floating fleet including flight crew salary and benefits, fuel, maintenance, owner revenue share, lease costs, and landing and other airport fees. The managed aircraft cost of revenue includes all costs incurred in our managed aircraft including the cost of flight crews, fuel, maintenance, and landing and other airport fees.
Cost of revenue decreased by $12.3 million, or 13%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The decrease in cost of revenue was primarily attributable to the following changes in charter flight revenue, aircraft management revenue and aircraft sales revenue (in thousands, except percentages):
	Year Ended December 31,		Change In
	2023	2022	$	%
Aircraft sales	$17,322	$58,910	$(41,588)	(71)%
Aircraft usage	51,803	21,986	29,817	136%
Managed aircraft	12,900	13,384	(484)	(4)%
Total	$82,025	$94,280	$(12,255)	(13)%
Selling, general and administrative
Selling, general and administrative expenses increased by $17.2 million, or 148%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in selling, general and administrative is primarily related to higher salaries of $8.6 million to support the growth in the company, higher marketing spend of $2 million and professional fees and other costs associated with the growth of the Company and becoming a public company.
Gain from sale of consolidated entity
Gain on sale of consolidated entity consists of the gain on the sale of Fly Dreams LLC during 2023.
Gain from sale of equity method investment
Gain on sale of equity method investment consists of the sale of the remaining interest in Volato 239, LLC and re-sold fractions in Volato 149, LLC and Volato 234, LLC.
Loss on change in value of forward purchase agreement
As part of the Business Combination, we entered into an agreement for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Agreement”). We recorded a fair value adjustment on the Forward Purchase Agreement resulting in a $13.4 million loss on the change in fair value.
Interest Expense
Interest expense primarily consists of interest related to our credit facilities and convertible notes and amortization of debt issuance costs. Interest expense increased $2.5 million, or 288%, during the year ended December 31, 2023 as compared to the year ended December 31, 2022 primarily as a result of an increase in the Shearwater debt facility.
Non-GAAP Financial Measures
Non-GAAP financial measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to any performance measures derived in accordance with GAAP. We believe that these non-GAAP financial measures of financial results provide useful supplemental information to investors, about Volato. However, there are a number of limitations related to the use of these non-GAAP financial measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Volato’s financial measures. In addition, other companies may calculate non-GAAP financial measures differently, or may use other measures to calculate their financial performance, and therefore, our non-GAAP financial measures may not be directly comparable to similarly titled measures of other companies.
Adjusted EBITDA
We calculate Adjusted EBITDA as net loss adjusted for (i) interest expense, net, (ii) provision for income taxes (benefit) (iii) depreciation and amortization, (iv) equity-based compensation expense, (v) acquisition, integration, and capital raise related expenses, and (v) other items not indicative of our ongoing operating performance. We include Adjusted EBITDA as a supplemental measure for assessing operating performance.
The following table reconciles Adjusted EBITDA to net loss, which is the most directly comparable GAAP measure (in thousands):
	Year Ended December 31,
Adjusted EBITDA	2023	2022
Net loss	$(52,822)	$(9,367)
Interest expense, net	3,358	866
Provision for income tax expense (benefit)	2	(55)
Loss from change in fair value of forward purchase agreement	13,403	—
Depreciation and amortization	200	162
Equity-based compensation expense	82	17
Net loss attributable to non-controlling interest	—	(33)
Gain from deconsolidation of investments	—	(581)
Gain from sale of consolidated entity	(387)	—
Gain from sale of equity-method investment	(883)	—
Other income	(180)	(15)
Acquisition, integration, and capital raise related expenses(1)	167	21
Other items not indicative of our ongoing operating performance(2)	4,918	—
Adjusted EBITDA	$(32,142)	$(8,985)
(1)	Represents non-capitalizable Business Combination expenses in 2023 and acquisition expenses associated with Gulf Coast Aviation in 2022.
(2)	Represents cost incurred related to business realignment.
Liquidity and Capital Resources
Overview
Our principal sources of liquidity have historically consisted of financing activities, including proceeds from the issuance of stock, borrowings under our credit facilities, and capital raises from convertible debt and preferred stock. We additionally manage liquidity through the aircraft sales which provides up front deposits from our customers and aircraft usage. As of December 31, 2023, we had $14.5 million of cash and cash equivalents. During the year ended December 31, 2023, we converted our line of credit from a related party into convertible notes, and therefore have no credit facilities for future borrowings.
During 2023, the pre-business combination Company closed a series of preferred stock subscriptions, raising a total of $24.2 million and converted $38.4 million of convertible promissory notes into shares of the Company’s preferred stock.
Our primary needs for liquidity are to fund working capital, acquisitions, debt service requirements, and for general corporate purposes.
We believe factors that could affect our liquidity include the ability of our OEM partners to meet our delivery schedule and our ability to sell those aircraft, the growth rate of our charter and deposit program flying, changes in demand for our services, competitive pricing pressures, the timing and extent of spending on software development and other growth initiatives, our ability to improve the efficiency of our network flying, and overall economic conditions. To the extent that our current liquidity is insufficient to fund future activities, we may need to raise additional funds. In the future, we may attempt to raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of existing shareholders will be diluted. The occurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. In the event that additional funds are required from outside sources, we may not be able to raise it on terms acceptable to us or at all.
We have incurred negative cash flows from operating activities and significant losses from operations historically. We believe our cash on hand, together with our results of operations including our planned sale of aircraft during the year ending December 31, 2024, will be sufficient to meet our projected working capital and capital expenditure requirements for a period of at least 12 months from the date of this report.
Cash Flows
The following table summarizes our cash flows for the year ended December 31, 2023, and 2022 and the years ended December 31, 2023 and 2022 (in thousands):
	Year Ended December 31,
	2023	2022
Net cash used in operating activities	$(30,394)	$(21,432)
Net cash provided by investing activities	1,776	5,145
Net cash provided by financing activities	37,461	22,558
Net Increase In Cash and Cash Equivalents and Restricted Cash	$8,843	$6,271
Cash Flow from Operating Activities
Net cash used in operating activities for the year ended December 31, 2023 was $30.4 million. The cash outflow from operating activities consisted of our net loss of $52.8 million, non-cash items of $13.0 million, and a change in net operating assets and liabilities of $9.5 million. The increase in net operating assets and liabilities was primarily as a result of an increase in customer deposits and deferred revenue of $10.7 million and an increase in accounts payable and accrued liabilities of $5.7 million. This was offset by a decrease in deposits of $3.9 million, a decrease in prepaid and other current assets of $1.6 million, and a decrease in accounts receivable, net of $1.1 million.
Net cash used in operating activities for the year ended December 31, 2022 was $21.4 million. The cash outflow from operating activities consisted of our net loss of $9.4 million, non-cash items of $0.3 million, and a change in net operating assets and liabilities of $11.7 million. The decrease in net operating assets and liabilities was primarily as a result of a decrease in deposits of $11.4 million, a decrease in accounts receivable of $2.2 million and a decrease in prepaid expenses and other current assets of $1.6 million. This was offset by an increase in accounts payable and accrued liabilities of $2.2 million and an increase in customer deposits and deferred revenue of $1.3 million.
Cash Flow from Investing Activities
Net cash provided by investing activities for the year ended December 31, 2023 was $1.8 million. The cash flow from investing activities consisted of $4.2 million in proceeds from the sale of an equity method investment, offset somewhat by $2.3 million in payment for the purchase of an equity method investment.
Net cash provided by investing activities for the year ended December 31, 2022 was $5.1 million. In 2022, the cash inflow from investing activities was primarily attributable to $6.6 million from the sale of equity method investments net of $1.9 million paid for the acquisition of GCA. In addition, we used $300,000 for capital expenditures.
Cash Flow from Financing Activities
Net cash from financing activities for the year ended December 31, 2023 was $37.5 million. Cash flow from financing activities consisted proceeds of $24.2 million from the sale of preferred stock, $16.7 million from the Business Combination, net of closing costs, $12.7 million from the issuance of convertible notes, $2.5 million in proceeds from the forward purchase agreement and $1 million from our line of credit. This was offset by the payment for a forward purchase agreement of $18.9 and $0.8 million for the payment of a loan.

Net cash provided in financing activities for December 31, 2022 was $22.6 million. In 2022, the cash inflow from financing activities was primarily attributable to $18.9 million of proceeds related to the issuance of convertible notes and $3.7 million of proceeds, net of repayments related to long-term debt.
Sources of Liquidity
To date, we have financed our operations primarily through issuance of preferred interests, cash from operations, borrowings of long-term debt, loans and convertible notes.
On December 9, 2021, the Company entered into a revolving loan agreement with Dennis Liotta, an affiliate of the Company, for a total amount of $8 million which was set to mature on January 1, 2023 (“December 2021 note”). The Company was required to make monthly payments of interest at a fixed rate of 4.0% per annum. In conjunction with the execution of the revolving note, both parties executed a security agreement, under which the Company granted a continuing security interest in all of the assets of the Company.
During the year ended December 31, 2022, the Company did not remit its interest payments in connection with the December 2021 note to this related party, thus triggering a default and increasing the interest rate to 9% plus an additional 5% on the missed payments. The agreement stipulated that in the event of default, the entire unpaid principal balance together with all accrued but unpaid interest shall be due and payable regardless of the maturity date. If the default occurred and remained uncured beyond the applicable grace period, then the entire unpaid principal balance would bear interest at a default interest of 500 basis points (5%) over the regular interest or nine percent (9%). Events of default include the failure to make principal or interest payments when due, any judgement in excess of $500,000, indebtedness cross default, or bankruptcy proceedings.
On March 15, 2023, the outstanding balance of the December 2021 note and accrued interest was converted into a convertible note with a principal balance of $6.0 million bearing interest at 4%, maturing on March 31, 2024.
On March 15, 2023, the Company entered into a promissory note agreement with Dennis Liotta, an affiliate of the Company, for a total amount of $1.0 million, with an effective date of February 27, 2023, which matures on March 31, 2024 (“March 2023 note”). The entire outstanding principal balance together with accrued but unpaid interest are due at the maturity date. The March 2023 note includes a ten percent (10%) interest rate per annum, which will be increased to twenty percent (20%) upon an event of default. Events of default include the failure to make any principal and accrued interest when due, any legal proceedings against the Company or a voluntary federal bankruptcy. The March 2023 note may be prepaid at any time without penalties.
During the year ended December 31, 2022 and year ended December 31, 2023, we issued a series of convertible notes (“Series CN-001”) with various investors for an aggregate principal amount of $19.1 million. The notes were due and payable at any time on or after December 31, 2023 upon the written demand of the majority holders, which could be extended at the sole election of the Company to December 31, 2024, should the Company submit or file a prospectus, proxy statement or registration statement with the SEC. The convertibles notes carried a five percent (5%) interest per annum. The Company could not prepay the convertible notes prior to maturity without the written consent of a majority of the holders. During the year ended December 31, 2023, the Company issued a series of convertible notes (“Series CN-002”) in an aggregate principal amount of $16.4 million, of which $10.4 million was funded and $6.0 million was issued pursuant to the conversion of the line of credit with a related party (see above). The notes (principal and interest) were due and payable at any time on or after March 31, 2024, upon the written demand of the majority holders, which can be extended at the sole election of the Company to September 30, 2024, should the Company submit or file a prospectus, proxy statement or registration statement with the SEC. The convertibles notes carried a four percent (4%) coupon per annum effective July 1, 2023. The Company could not prepay the convertible notes prior to maturity without the written consent of a majority of the holders.
During the year ended December 31, 2022, the Company executed a series of purchase agreements with Gulfstream Aerospace, LP for the acquisition of four (4) Gulfstream G-280 aircraft for total consideration of $79.0 million with expected deliveries in 2024 and 2025, of which $39 million were funded and paid through December 31, 2023, through a credit facility from SAC leasing G 280 for $28.5 million and $10.5 million through cash deposits. The Company has a credit facility in place with SAC Leasing G280 LLC to fund $40.5 million of the original $79.0 million due under these purchase agreements with Gulfstream Aerospace LP. The remaining balance to be funded by SAC Leasing G280 LLC is $12 million.

The maturity date is the earlier of the delivery date of the aircraft or September 14, 2025, which is thirty-five (35) months from the date of funding. The purchase agreement contracts were assigned to SAC G280 LLC as collateral on this credit facility.
On July 21, 2023, Volato entered into a Series A Preferred Stock Purchase Agreement by and among (i) Volato, (ii) the PROOF.vc SPV, (iii) Proof Acquisition Sponsor I, LLC (“PASI”), and (iv) the holders of then-outstanding Series CN-001 and Series CN-0002 convertible promissory notes (the “Convertible Notes”), whereby (a) Volato may issue and sell up to a maximum aggregate of $60.0 million of Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”) at a price of $10 per share, with $10.0 million of Series A-1 Preferred Stock issued and sold at an initial closing to the PROOF Investors, and (b) the Convertible Notes were converted into the amount of Series A-2 Preferred Stock (the “Series A-2 Preferred Stock”) or Series A-3 Preferred Stock (the “Series A-3 Preferred Stock” and together with the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the “Series A Preferred Stock”) at a conversion price of, in the case of the Series A-2 Preferred Stock, $5.9820 per share and in the case of the Series A-3 Preferred Stock, $9.00 per share (collectively, the “Private Financing”, such agreement, the “Series A Preferred Stock Purchase Agreement”).
During the year ended December 31, 2023 the Company issued Series A-1 Preferred Stock and raised $24.2 million in cash from the issuance of Series A-1 Preferred Stock and converted $38.4 million of convertible promissory notes. During 2023, PROOF Acquisition Sponsor I, LLC purchased 1,308,398 shares of Series A-1 Preferred Stock (equal to 1,328,132 shares of Common Stock) and the PROOF.vc SPV purchased 1,102,689 shares of Series A-1 Preferred Stock (equal to 1,119,321 shares of Common Stock, respectively), at a purchase price of $10 per share.
For further information on the credit facilities and promissory notes, see Note 7 “Revolving Loan and Promissory Note – Related Party”, Note 8 “Unsecured Convertible Notes”, and Note 9 “Long Term Note Payable and Credit Facility” of the accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report.
Contractual Obligations and Commitments
Our principal commitments consist of contractual cash obligations under our credit facilities, operating leases for certain controlled aircraft and the Notes. We have committed to acquire four (4) Gulfstream G-280 aircraft for total consideration of $79.0 million with expected deliveries in 2024 and 2025, of which $39 million was funded and paid through December 31, 2023. Additionally, we have committed to acquire 23 Honda HA-420 aircraft for a total consideration of $161.1 million, with expected deliveries between the fourth quarter of 2023 and fourth quarter of 2025, of which $7.5 million was funded and paid through December 31, 2023.
Our obligations under our credit facilities and the Notes are described in “—Sources of Liquidity” above. For further information on leases see Note 15 “Commitments and Contingencies” of the accompanying Notes to Consolidated Financial Statements included elsewhere in this Annual Report.
Agreement with Vellar
On November 28, 2023, the Company and Vellar entered into an agreement (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”).
Pursuant to the terms of the Forward Purchase Agreement, Vellar purchased 1.7 million shares of the Company’s Class A common stock (the “Number of Shares”) prior to the closing of the Business Combination from third parties through a broker in the open market.
Pursuant to the Forward Purchase Agreement, Vellar was paid $18.9 million by the Company in connection with its purchase of shares of the Company’s Class A common stock on December 1, 2023.
From time to time and on any date following the Business Combination (any such date, an “OET Date”), Vellar may, in its absolute discretion, terminate the Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty (the “OET Notice”) that specifies the quantity by which the Number of Shares shall be reduced (such quantity, the “Terminated Shares”). The effect of an OET Notice shall be to reduce the Number of Shares by the number of Terminated Shares specified in such OET Notice with effect as of the related OET Date. As of each OET Date, the Company shall be entitled to an amount from Vellar, and Vellar shall pay to the Company an amount, equal to the product of (x) the number of Terminated Shares and (y) the Reset Price (as that term is defined in the Forward Purchase Agreement) in respect of such OET Date. The Reset Price is equal to $10.81, but is subject to reduction upon a Dilutive Offering Reset (as that term is defined in the Forward Purchase Agreement).
Vellar delivered an OET Notice on December 29, 2023, reducing the Number of Shares by 233,646. The Company received a payment of $2.5 million on December 29, 2023 in connection with its delivery of the OET Notice.
Critical Accounting Policies and Estimates
Our management’s discussion and analysis of our financial condition and results of our operations is based on our consolidated financial statements and accompanying notes, which have been prepared in accordance with GAAP. Certain amounts included in or affecting the consolidated financial statements presented in this Annual Report and related disclosure must be estimated, requiring management to make assumptions with respect to values or conditions which cannot be known with certainty at the time the consolidated financial statements are prepared. Management believes that the accounting policies set forth below comprise the most important “critical accounting policies” for the company. A “critical accounting policy” is one which is both important to the portrayal of our financial condition and results of operations and that involves difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Management evaluates such policies on an ongoing basis, based upon historical results and experience, consultation with experts and other methods that management considers reasonable in the particular circumstances under which the judgments and estimates are made, as well as management’s forecasts as to the manner in which such circumstances may change in the future.
Revenue Recognition
We determine revenue recognition pursuant to ASC 606, Revenue from Contracts with Customers, through the following steps:
1.	Identification of the contract, or contracts, with a customer.
2.	Identification of the performance obligation(s) in the contract.
3.	Determination of the transaction price.
4.	Allocation of the transaction to the performance obligation(s) in the contract.
5.	Recognition of revenue when, or as the Company satisfies a performance obligation.
We generate revenue primarily through three sources (i) selling aircraft, (ii) commercial strategy which includes revenue from flights of deposit product customers and charter flights, and (iii) aircraft management services.
Volato also generates revenues from deposit products and charter flights. Domestic products are complementary set of products available to retail charter customers whereby, the customer pays deposits in exchange for certain charter product offerings of Volato to be provided in the future. Charter flights are flights offered to retail and non-retail charter customers in exchange for a fee. Revenue is recognized upon transfer of control of our promised services, which generally occurs upon the flight hours being used during the period which the chartered flights were operated.
Volato aircraft management services are a full-service management and charter operator including dry leasing airplanes from owners, placing aircrafts on our FAA Air Carrier Certificate, operating the aircraft for owner flights and chartering the aircraft to customers. Under the aircraft management services revenues stream, aircraft owners pay management fees to Volato and all operating expenses for the aircraft, maintenance, crew hiring and management, flight operations, dispatch, hangar, fuel, cleaning, insurance, and aircraft charter marketing. Revenues from aircraft management services is partially recognized overtime for the administrative portion of the service, and partially recognized at a point in time, generally upon the transfer of control of the promised services included as part of the management services.
Intangible Assets
We record our intangible assets acquired in a business combination at cost in accordance with ASC 350, Intangibles – Goodwill and Other. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset, which was determined based on management’s estimate of the period over which the asset will contribute to our future cash flows. We periodically reassess the useful lives of our definite-lived intangible assets when events or circumstances indicate that useful lives have significantly changed from the previous estimate.
We review the intangible assets for impairment on an annual basis or if events or changes in circumstances indicate it is more likely than not that they are impaired. These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale, or disposition of a significant portion of the business, or other factors. If the carrying amount of a long-lived asset or asset group is determined not to be recoverable, an impairment loss is recognized and a write-down to fair value is recorded.
Goodwill
Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. We have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill.
If, after assessing the totality of events or circumstances, we determine that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. We test for goodwill impairment annually during its fourth quarter on October 1.
Investment - Equity Method
The Company accounts for its equity method investment at cost, adjusted for the Company’s share of the investee’s earnings or losses, which is reflected in the consolidated statement of operations. The Company periodically reviews the investment for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.
Variable Interest Entity (VIE) Accounting
The Company evaluates its ownership, contractual relationships, and other interests in entities to determine the nature and extent of the interests, whether such interests are variable interests and whether the entities are VIEs in accordance with ASC 810, Consolidations. These evaluations can be complex and involve Management judgment as well as the use of estimates and assumptions based on available historical information, among other factors. Based on these evaluations, if the Company determines that it is the primary beneficiary of a VIE, this VIE entity is consolidated into the consolidated financial statements.
Revenue is recognized when control of the promised service is transferred to our member or the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.
The aircraft ownership program consists of facilitating the formation of limited liability companies owned by third-party members and subsequently selling an aircraft to the limited liability company. Under the aircraft ownership program, a customer can purchase an ownership share in a limited liability company which permits the owner to participate in the aircraft revenue share.
Each Plane Co is managed by Volato, Inc. a wholly-owned subsidiary of the Company, through an operating agreement. The Company does not have the obligation to absorb losses that could be significant to the VIE or the right to receive significant benefits when it holds a minority ownership in each PlaneCo.
Stock-Based Compensation
The Company accounts for stock-based compensation costs under the provisions of ASC 718, Compensation—Stock Compensation (“ASC 718”), which requires the measurement and recognition of compensation expense related to the fair value of stock-based compensation awards that are ultimately expected to vest. The Company recognizes the cost of services received in exchange for awards of equity instruments based on the grant-date fair value of equity awards. This cost is recognized as expense over the employee’s requisite vesting period or over the nonemployee’s period of providing goods or services. Any forfeitures of stock-based compensation are recorded as they occur.
The Company utilizes the Black Scholes valuation model to value the issuance of stock-based compensation. See Note 12, “Shareholders’ Equity (Deficit)” of the accompanying Notes to Consolidated Financial Statements.
JOBS Act
We are an “emerging growth company” as defined in the JOBS Act. The JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
We may remain an emerging growth company until the last day of the fiscal year ending after the fifth anniversary of our IPO, although circumstances could cause us to lose that status earlier, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately.
Recent Accounting Pronouncements
For further information on recent accounting pronouncements, see Note 2 “Summary of Significant Accounting Policies” of the accompanying consolidated financial statements included elsewhere in this Annual Report.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS4
Amended and Restated Registration Rights and Stockholder Rights Agreement
On December 1, 2023, PACI and certain funds and accounts related to Blackrock, Inc. entered into the Amended and Restated Registration Rights and Stockholder Rights Agreement (the “Registration Rights Agreement”), which became effective on the Closing Date. Pursuant to the Registration Rights Agreement, we agreed to use commercially reasonable efforts to file a registration statement under the Securities Act to permit the resale of shares of Common Stock held by the other parties to the Registration Rights Agreement within 45 days of the Closing Date and to use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing thereof. This Registration Statement was filed to satisfy that obligation.
Lock-Up Agreements
On the Closing Date, in connection with the Closing, Volato Group entered into Company Stockholder Lock-Up Agreements with each of Volato Group and each of PACI, Michael W. Zarlenga, Lisa Suennen, Steven P. Mullins, John C. Backus, Jr., Coleman Andrews, Thanasis Delistathis, Mark D. Lerdal, Argand Group, Athollo Rocket Holdings, LLC, Bruddy, LLC, Dega Family Holding, LLC, Hoop Capital LLC, Liotta Family Office, LLC, PDK Capital, LLC, and The Bailey Financial Group, LLC (the “Stockholder Parties” and the “Lock-Up Agreements”). Under the terms of the Lock-Up Agreements, the Stockholder Parties agreed, subject to certain customary exceptions, that during the period that is the earlier of (i) the date that is 180 days following the Closing Date and (ii) the date specified in a written waiver of the provisions of the Lock-Up Agreements duly executed by PASI and Volato Group, not to dispose of, directly or indirectly, any shares of Common Stock subject to their respective Lock-Up Agreement, or take other related actions with respect to such shares. The shares of Common Stock subject to the Lock-Up Agreements include all such shares held by the Stockholder Parties.
Pre-Business Combination Related Party Transactions of Volato
In addition to the director and executive officer compensation arrangements discussed below under “Executive Officer and Director Compensation,” the following is a description of transactions since January 1, 2022, including currently proposed transactions to which we have been or are to be a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
Founder Shares
On February 20, 2021, Argand Group, LLC (“Argand”) and Hoop Capital, LLC (“Hoop”), owned by Matthew Liotta and Nicholas Cooper, respectively, each purchased 3,932,500 shares of Volato’s common stock for an aggregate purchase price of $30,000, or approximately $0.0038 per share, pursuant to a Founders’ Stock Purchase Agreement. On November 15, 2022, Volato effected a two-for-one stock split for each outstanding share of its capital stock, resulting in an increase in the total number of shares of common stock held by each of Argand and Hoop from 3,932,500 to 7,865,000. On July 21, 2023, in connection with the issuance of Series A-1 Preferred Stock at a purchase price of $10.00 per share, Volato effected a reverse stock split pursuant to which each outstanding share of its common stock was reclassified as 0.434159 shares, in order to bring the price per share to a valuation comparable to the Series A-1 Preferred Stock, resulting in each of Argand and Hoop holding 3,414,660 shares of common stock.
Convertible Notes and Conversion into Preferred Stock
In April 2022, Volato’s board authorized an offering of convertible notes designated Series CN-001, up to an aggregate principal amount of $20.0 million (the “CN-001 Notes”), bearing interest at a rate of 5% per annum, with all principal and interest payable in kind at maturity or upon an earlier equity financing of not less than $10.0 million (a “Qualified Financing”) or other conversion event described in the CN-001 Notes. In a conversion pursuant to a Qualified Financing, the CN-001 Notes provide for a 15% conversion price discount and $80.0M conversion valuation cap.
[4]	NTD: Volato to review and advise of any updates.

In February 2023, Volato’s board authorized a Series CN-002 convertible note offering up to an aggregate principal amount of $25.0 million (the “CN-002 Notes”), bearing interest at a rate of 4% per annum commencing July 1, 2023, with all principal and interest due at maturity or payable in kind upon an earlier Qualified Financing or other conversion event described in the CN-002 Notes. In a conversion pursuant to a Qualified Financing, the CN-002 Notes provide for a 10% conversion price discount.
On July 21, 2023, Volato consummated a Qualified Financing (the Series A Preferred Stock offering described elsewhere herein), pursuant to which the CN-001 Notes converted into Series A-2 Preferred Stock at a conversion price of $5.982 per share and the CN-002 Notes converted into Series A-3 Preferred Stock at a conversion price of $9.00 per share.
Below are details of convertible notes issued to related persons in the Series CN-001 and CN-002 convertible note offerings, along with details of their conversion:
•
$3.0 million CN-001 Note issued to Liotta Family Office, LLC, which is 60% owned by Dennis Liotta (Matthew Liotta’s father), 20% owned by John Liotta (Matthew Liotta’s brother), and 20% owned by Matthew Liotta. The note accrued $165,616 in interest and converted into 529,190 shares of Series A-2 Preferred Stock, which is equal to 537,170 shares of Common Stock.

•
$1.0 million CN-001 Note issued to the Matthew D. Liotta 2021 Trust dated January 21st, 2021. The note accrued $27,397 in interest and converted into 171,748 shares of Series A-2 Preferred Stock, which is equal to 174,338 shares of Common Stock.

•
$6,001,407.00 CN-002 Note issued to Dennis Liotta, pursuant to the conversion of the Revolving Line of Credit described under “Working Capital Loans.” The note accrued $11,181 in interest and converted into 678,139 shares of Series A-3 Preferred Stock.

Working Capital Loans
Revolving Line of Credit
In December 2021, Dennis Liotta (Matthew Liotta’s father) extended a revolving line of credit providing Volato up to $8.0 million in financing pursuant to a loan agreement and promissory note (the “Liotta 2021 Note”) secured by all of Volato’s assets. The highest principal balance owed under the Liotta 2021 Note was $6.0 million in 2021, with $42,945 interest paid in 2021 and $15,111 interest payable in 2021. In 2022, the highest principal balance was $5.15 million with $490,650 of interest payable.
The Liotta 2021 Note matured by its terms on January 1, 2023. On March 15, 2023, the parties agreed to exchange the $5,321,406.75 in principal and interest then outstanding under the Liotta 2021 Note, plus a default satisfaction fee in the amount of $680,000, for a CN-002 Note in the principal amount of $6,001,407 on terms equal to other investors in the CN-002 Note offering.
Term Loan
In March 2023, in connection with the Liotta 2021 Note satisfaction negotiations, Dennis Liotta loaned Volato an additional $1.0 million pursuant to an unsecured term note bearing ten percent (10%) annual interest and maturing on March 31, 2024.
Volato separately paid Dennis Liotta’s legal fees related to the Term Loan and satisfaction of the Liotta 2021 Note, in the amount of $31,887.

Employment of Immediate Family Members
The following table sets forth information about the compensation paid to immediate family members of our executive officers for services rendered for the year ended December 31, 2022 (i.e., pre-Business Combination). The option award figures do not reflect the reverse stock split effective on July 21, 2023 in connection with the issuance of Series A-1 Preferred Stock.
Name and principal position	Year	Salary ($)	Option Awards ($)(1)	Total ($)
Jennifer Liotta(2) General Counsel	2022	148,333	4,428	152,761
John Liotta(3) VP of Strategic Partnerships & Experiences	2022	91,863	—	91,863
Jodi Lyn Tollus(4) Finance Executive	2022	66,667	443	67,110
(1)
Represents the aggregate grant date fair value of option awards granted under the Volato, Inc. 2021 Equity Incentive Stock Plan during the 2022 fiscal year, calculated in accordance with Financial Accounting Standards Board ASC Topic 718-Stock Compensation and using the assumptions contained in Note 12 to the financial statements included elsewhere herein.

(2)
Matthew Liotta’s spouse, Jennifer Liotta, has been employed by Volato since 2021. On December 15, 2022, she was granted an option award in the amount of 86,831 shares, subject to a vesting schedule (1/48th vesting monthly over four years with a one-year cliff and fully vested as of September 2025). On September 1, 2023, Ms. Liotta’s title was changed from VP, Legal to General Counsel.

(3)
Matthew Liotta’s brother, John Liotta, has been employed by Volato since 2021. On August 15, 2021, he was granted an option award in the amount of 86,831 shares, subject to a vesting schedule (1/48th vesting monthly over four years with no cliff, fully vested as of August 2025).

(4)
Michael Prachar’s spouse, Jodi Lynn Tollus, has been employed by Volato since 2022. On December 15, 2022, she was granted an option award in the amount of 8,683 shares, subject to a vesting schedule (1/48th vesting monthly over four years with a one-year cliff and fully vested as of March 2026).

Leases and Commercial Agreements
Aircraft Lease and Charter Services
As part of Volato’s aircraft ownership program, G C Aviation leases a HondaJet HA-420 aircraft from Volato 158, LLC (“V158”), which is 25% owned by DCL H&I, LLC (“DCL”). Dennis Liotta (Matthew Liotta’s father) and his spouse own 100% of DCL. Under the terms of an aircraft dry lease, V158 pays G C Aviation a monthly management fee of $38,000, and GC Aviation pays V158 an hourly rental rate of $1,000 per revenue flight hour. The lease expires on August 20, 2026.
In connection with the V158 lease, G C Aviation provides Charter services to DCL on its fleet of HondaJets, pursuant to a services agreement. The agreement was in the normal course of business and terms were similar to those of Volato’s other customers who are members of V158 as of 2021.
Hangar Sublease and Personnel Services
Volato leases hangar and office space from Modern Aero, LLC (“Modern Aero”), a Florida limited liability company that operates a flight school at the Northeast Florida Regional Airport in St. Augustine, Florida. Matthew and Jennifer Liotta hold a majority interest in Modern Aero. Volato pays $3,800 per month in rent under a month-to-month lease arrangement.
During 2022 and until July 31, 2023, Volato provided payroll and benefits for several Modern Aero flight instructors and maintenance personnel, for which Modern Aero agreed to reimburse Volato at cost. In January 2024, Volato waived reimbursement of these costs in exchange for the assignment of the hangar lease.
Pre-Business Combination Related Party Transactions of PACI
Founder Shares
On March 31, 2021, the Sponsor received 5,750,000 of Founder Shares for a payment of $25,000 made on May 4, 2021. On November 30, 2021, the Company effected a 1.2:1 stock split for each outstanding share of Class B Common Stock, resulting in the Sponsor holding an aggregate number of 6,900,000 Founder Shares. As of

September 30, 2023 and December 31, 2022, there was 6,900,000 shares of Class B Common Stock issued and outstanding, of which 6,591,800 are held by our Sponsor and the PROOF.vc SPV, and the remaining 308,200 are held by BlackRock as of the date of the prospectus. The number of Founder Shares outstanding was determined based on the Company’s expectation that the total size of the IPO would be a maximum of 27,600,000 Units if the underwriter’s over-allotment option was exercised in full, and therefore, that the Founder Shares would represent 20% of the outstanding shares after the IPO. The underwriter exercised its over-allotment option in full on December 3, 2021.
The Sponsor and Blackrock agreed, subject to limited exceptions, not to transfer, assign, or sell any of the Founder Shares until the earlier to occur of: (i) one year after the completion of the initial Business Combination and (ii) the date on which we complete a liquidation, merger, capital stock exchange, or other similar transaction after the initial Business Combination that results in all of the stockholders having the right to exchange their Class A Common Stock for cash, securities, or other property; except to certain permitted transferees and under certain circumstances. Any permitted transferees will be subject to the same restrictions and other agreements with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if we consummate a transaction after the initial Business Combination which results in the stockholders having the right to exchange their shares for cash, securities, or other property, the Founder Shares will be released from the lock-up.
Private Placement Warrants
Simultaneously with the closing of the IPO, we consummated the Private Placement of 15,226,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor and Blackrock, generating proceeds of $15,226,000.
Each Private Placement Warrant is exercisable for one whole share of Class A Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the IPO held in the Trust Account. If the Company does not complete a Business Combination within the Business Combination period, the Private Placement Warrants will expire worthless.
The purchasers of the Private Placement Warrants agreed, subject to limited exceptions, not to transfer, assign, or sell any of their Private Placement Warrants (except to permitted transferees) until 30 days after the completion of the initial Business Combination.
Related Party Loans
On March 31, 2021, the Company, as maker, issued an unsecured promissory note to our Sponsor (the “Promissory Note”), pursuant to which the Company may borrow up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) March 31, 2022 or (ii) the consummation of the IPO. In 2021, the Company borrowed $110,000 on this note, which was subsequently repaid from the proceeds of the IPO on December 6, 2021.
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete a Business Combination, we may repay the Working Capital Loans out of the proceeds of the Trust Account released to us. Otherwise, the Working Capital Loans could be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, we may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of the Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of September 30, 2023 and December 31, 2022, we had no borrowings under the Working Capital Loans.
Pursuant to the terms of our Current Charter and the Trust Agreement entered into between us and Continental Stock Transfer & Trust Company, in order to extend the time available for us to consummate our initial Business

Combination, our Sponsor or its affiliates or designees, upon five days advance notice to us prior to the applicable deadlines, must deposit into the Trust Account the lessor of $160,000 or $0.04 per Public Share on or prior to the date of the applicable deadline for each of the available one month extension. A total deposit of $480,000 must be deposited to reach an aggregate Business Combination period extending to December 3, 2023 and the deposit may be made in cash or in the form of a non-interest bearing, unsecured promissory notes (“Extension Promissory Notes”). Neither our Sponsor nor its affiliates or designees is required to fund the initial extension, and if the initial extension is funded, neither our Sponsor nor its affiliates or designees is required to fund the second extension. The Extension Promissory Notes may be converted into warrants to purchase our Class A Common Stock, at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. Extension Promissory Notes issued that are not converted to warrants will be non-interest bearing and payable upon the consummation of our initial Business Combination. If we complete our initial Business Combination, we would repay the Extension Promissory Notes out of the proceeds of the Trust Account released to us. If we do not complete a Business Combination, we will not repay the Extension Promissory Notes. Except for the foregoing, the terms of such Extension Promissory Notes, if any, have not been determined and no written agreements exist with respect to Extension Promissory Notes.
Administrative Services Agreement
We entered into an agreement to pay an affiliate of our Sponsor a total of $10,000 per month for office space, and secretarial and administrative services provided to members of our management team. Upon completion of the Business Combination or our liquidation, we will cease paying these monthly fees. We incurred $120,000 of such fees for the year ending December 31, 2022. Fees related to this arrangement were $10,000 from March 16, 2021 (inception) through December 31, 2021. We incurred $30,000 of such fees for the three months ended September 30, 2023 and 2022, respectively. We incurred $90,000 of such fees for the nine months ended September 30, 2023 and 2022, respectively. Effective November 15, 2023, the parties have agreed to terminate the administrative support agreement without any further obligations of the parties.
Related Party Transactions – Combined Company
Director and Officer Exculpation and Indemnification
The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Amended Charter includes a provision that eliminates the personal liability of directors or officers for monetary damages for any breach of fiduciary duty as a director or officer to the fullest extent permitted under the DGCL (including to the extent that the DGCL may subsequently be amended to further expand the scope of permissible exculpation of directors or officers under Delaware Law).
Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer, of corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper. Under Section 145(c) of the DGCL, present and former directors, and certain present and former officers, that have been successful on the merits or otherwise in defense of any action, suit or proceeding referenced in Section 145(a) or 145(b) of the DGCL, or in defense of any claim, issue or matter therein, are entitled to mandatory indemnification against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.
The Amended Bylaws provide that the Combined Company generally must indemnify the Combined Company’s directors and officers to the fullest extent authorized by the DGCL (except that the Combined Company is only obligated to indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Combined Company’s Board) and advance expense to the Combined Company’s directors and officers in the defense of actions, suits, or proceedings arising by reason of the fact of their corporate status. The Combined Company also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for the Combined Company directors, officers, and certain employees for some liabilities. the Combined Company believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Amended Charter and Amended Bylaws may discourage stockholders from bringing lawsuits against directors and officers for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative or other litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Combined Company and/or its stockholders. In addition, your investment may be adversely affected to the extent the Combined Company pays the costs of the legal and other expenses of, and settlement and damage awards against directors and officer pursuant to these indemnification advancement provisions or to the extent that any current or former director or officer is exculpated from liability under these provisions.
There is currently no pending material litigation or proceeding involving any of the Combined Company’s directors, officers, or employees for which indemnification is sought.
Policies and Procedures for Related Party Transactions
Our audit committee reviews and approves all reimbursements and payments made to any initial stockholder or member of our management team, or our or their respective affiliates, and any reimbursements and payments made to members of our audit committee will be reviewed and approved by our Board, with any interested director abstaining from such review and approval.
No compensation or fees of any kind, including finder’s fees, consulting fees or other similar compensation, will be paid to any of our initial stockholders, officers or directors who owned our shares of common stock prior to this offering, or to any of their respective affiliates, prior to or with respect to the business combination (regardless of the type of transaction that it is).
All ongoing and future transactions between us and any of our officers and directors or their respective affiliates will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions, including the payment of any compensation, will require prior approval by a majority of our uninterested “independent” directors (to the extent we have any) or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our disinterested “independent” directors (or, if there are no “independent” directors, our disinterested directors) determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties.
Our code of ethics, which we have adopted, requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by our Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 in any calendar year or 2% of our total assets averaged across the last two most recently completed fiscal years; (2) we or any of our subsidiaries are a participant; and (3) any (a) executive officer, director or nominee for election as a director, (b) beneficial owner greater than 5% of our common stock or any other class or series of our securities, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform their work objectively and effectively. Conflicts of interest may also arise if a person, or a member of their family, receives improper personal benefits as a result of their position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. All ongoing and future transactions between us on the one hand, and any of our officers and directors or their respective affiliates on the other hand, will be on terms believed by us to be no less favorable to us than are available from unaffiliated third parties. Such transactions will require prior approval by our audit committee and a majority of our uninterested “independent” directors, or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction unless our audit committee and a majority of our disinterested “independent” directors determine that the terms of such transaction are no less favorable to us than those that would be available to us with respect to such a transaction from unaffiliated third parties. Additionally, we require each of our directors and executive officers to complete a directors and officers questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
To further minimize potential conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of our initial stockholders unless we obtain an opinion from an independent investment banking firm that the initial business combination is fair to our unaffiliated stockholders from a financial point of view. Furthermore, in no event will any of our existing officers, directors or initial stockholders, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee or other compensation prior to, or for any services they render to effectuate, the consummation of an initial business combination.

MANAGEMENT
The Board of Directors of Volato Group (the “Board”) is composed of seven directors, six of whom were designated by Volato and one of whom was designated by PACI. Such directors are divided into three separate classes, designated as follows:
•	Class I comprised of Nicholas Cooper, Matthew Liotta and Peter Mirabello;
•	Class II comprised of Dana H. Born and Joan Sullivan Garrett;
•	Class III comprised of Katherine Arris-Wilson and Michael Nichols.
Joan Sullivan Garrett serves as the Chair of the Board. On March 17, 2024, Ms Garrett notified the Board of her intention to resign from the Board no later than July 1, 2024 and to step down as Chair of the Board no later than March 28, 2024.
At the Company’s 2024 annual meeting, the Class I directors will stand for election to a three-year term expiring at the Company’s 2027 annual meeting. At the Company’s 2025 annual meeting, the Class II directors will stand for election to a three-year term expiring at the Company’s 2028 annual meeting. At the Company’s 2026 annual meeting, the Class III directors will stand for election to a three-year term expiring at the Company’s 2029 annual meeting.
The following table lists the names and ages, as of March 29, 2024, and positions of the individuals who serve as executive officers and directors of Volato Group.5
Name	Age	Position
Executive Officers
Matthew Liotta	46	Chief Executive Officer and Director
Nicholas Cooper	39	Chief Commercial Officer and Director
Michael Prachar	55	Chief Operating Officer
Keith Rabin	53	President
Steven Drucker	54	Chief Technology Officer
Mark Heinen	54	Chief Financial Officer
Non-Employee Directors
Katy Arris-Wilson	53	Director
Michael Nichols	53	Director
Joan Sullivan Garrett	74	Director
Peter Mirabello	62	Director
Dana H. Born	63	Director
Executive Officers
Matthew Liotta. Mr. Liotta co-founded Volato and has served as a Director and Chief Executive Officer since its inception. Prior to co-founding Volato, in 2016, Mr. Liotta founded Agrify (NASDAQ: AGFY), an agricultural technology company where he served as President until 2019 and Chief Technology Officer from to 2019 to 2020. Prior to that, Mr. Liotta worked for several Silicon Valley venture capital backed portfolio companies, including gMoney Corporation, Yipes, TeamToolz, and DevX. Mr. Liotta has also held positions at Hudson Global, Pharmasset, and One Ring Networks. In 2019, Mr. Liotta also co-founded CEADS, a non-profit organization for the advancement of Controlled Environment Agriculture and served as its President until 2022. He currently serves as a Director for Fintainium, a cloud-based financial technology company that provides secure remote and mobile access for financial services. Volato Group believes Mr. Liotta is qualified to serve on the Board because of his significant operational and senior management experience.
Nicholas Cooper, CFA. Mr. Cooper co-founded Volato and has served as a Director and in various executive officer roles since its inception, including most recently as Chief Commercial Officer. Prior to co-founding Volato, in 2016, Mr. Cooper founded TriGrow Systems, a venture backed technology services company where he served as Chief Executive Officer until the company was acquired by Agrify (NASDAQ: AGFY) in 2020. Prior to that, in 2015, Mr. Cooper founded Apptuto, a 500 Startups accelerator portfolio company focused on mobile-first consumer edtech,
[5]	NTD: Volato to review ages as of March 20, 2024.

where he served as Chief Executive Officer until 2017. Before starting his entrepreneurial career, Mr. Cooper gained experience in investment banking serving as Investment Manager at Al Nahdha Investment and Abu Dhabi Capital Group, a prominent family office in Abu Dhabi, UAE, where he was responsible for managing the Private Equity and Venture Capital portfolios from 2010 to 2015. From 2003 to 2009, Mr. Cooper was a Senior Associate at Macquarie Bank, operating out of the London and Sydney offices. Mr. Cooper holds a Bachelor of Commerce Degree from the University of Sydney Australia, where he was a resident of St. Johns College and Ellwood Scholarship recipient. Mr. Cooper is a CFA® charterholder, CFA Institute, and is a former Chartered Accountant and lapsed member of the Institute of Chartered Accountants England and Wales. Volato Group believes Mr. Cooper is qualified to serve on the Board because of his significant investor relations and executive officer experience.
Michael Prachar. Mr. Prachar has served as Volato’s Chief Operating Officer since February 1, 2022. Prior to joining Volato, Mr. Prachar served as Chief Operating Officer of Big Green IT, an information technology and Microsoft cloud consulting business from 2015 to 2022. Prior to joining Big Green IT, Mr. Prachar built a 20-year operations career serving in a number of operations executive roles in the telecommunications and technology services industries, including Chief Operating Officer of LinkSource Technologies® from 2010 to 2015, President and Chief Operating Officer of Rapid Link, Inc. from 2006 to 2010, Vice President and Chief Operating Officer of Telenational Communications from 2001 to 2006 and Director of Operations for Intercontinental Exchange from 1995 to 1998. Mr. Prachar holds an Engineering Degree from the College for Recording Arts in San Francisco.
Keith Rabin, M.B.A. Mr. Rabin has served as Volato’s President since May 1, 2023 and previously served as the Company’s Chief Financial Officer. Prior to joining Volato, Mr. Rabin co-founded JetSuite in 2008 and JetSuiteX (now JSX) in 2015, an innovative light jet Part 135 operator and per-seat public charter operator respectively, where he served as President and Chief Financial Officer for ten years. Prior to co-founding JetSuite/JSX, Mr. Rabin was a Partner at New York based hedge fund Verity Capital, where he was responsible for portfolio management and the development of Verity’s value-based sector shorting strategy. Previously, Mr. Rabin worked as a management consultant for The Boston Consulting Group from 2003 to 2007 and Deloitte Consulting from 1997 to 2000, with a focus on corporate strategy in diverse industries including transportation, financial services, industrial and consumer goods. Mr. Rabin holds a Bachelor of Science in Industrial Engineering from the Georgia Institute of Technology, where the Office of the President named him a Fleet Scholar. He graduated Beta Gamma Sigma with a Master of Business Administration focused on Finance and Strategy from Columbia Business School.
Steven Drucker. Mr. Drucker has served as Volato’s Chief Technology Officer since September 5, 2022. Prior to joining Volato, Mr. Drucker held several software executive roles for TriGrow Systems and, following an acquisition, Agrify (NASDAQ: AGFY), starting in July 2018 and rising to the position of Chief Information Officer in early 2022. Prior to that, Mr. Drucker founded Fig Leaf Software in 1995 and served as its President until 2018, leading the company to generate over $180M in revenue from web development consulting and training for Fortune 100 companies. Steve has a Bachelor of Science in Computer Science from the University of Maryland, College Park.
Mark Heinen. Mr. Heinen has served as Volato’s Chief Financial Officer since November 28, 2023. Bringing over 25 years of finance and accounting experience, Mr. Heinen previously served as Chief Financial Officer of Better Therapeutics, Inc (NASDAQ: BTTX). Prior to that, he served as the SVP, Global Corporate Controller, and interim Chief Financial Officer at Trintech, Inc. He has served in leadership positions in both publicly traded and private technology companies. Mr. Heinen's career began in public accounting at PricewaterhouseCoopers. He holds a B.B.A. in accounting and an M.B.A from the University of Oklahoma and is a certified public accountant.
Non-Employee Directors
Katherine Arris-Wilson. Ms. Arris-Wilson brings over 25 years of experience as a management consultant, board member, private equity advisor and investor. She currently serves as an independent advisor to pre-revenue and private equity portfolio companies with less than $50M of top line revenue. Since 2002 Ms. Arris-Wilson has been a founding member of Whistler Capital and has helped oversee and make private equity investments in a number of companies. During this same time period she has overseen and managed a non-profit organization, Tide Swimming, that has tripled in membership revenue, expanded from 2 to 6 locations and formed a partnership that resulted in the area’s first outdoor Olympic size competitive and recreation aquatic venue of its kind in the state of Virginia. From 1993-2000, Ms. Arris-Wilson served as a Manager at Bain and Company for a range of Fortune 500 and growth company clients while living in Dallas, TX, Amsterdam, Netherlands and Johannesburg, South Africa. Her consulting experience includes growth strategy, portfolio analysis, and operational efficiency. Ms. Arris-Wilson worked on, designed and led strategic and operational workstreams, with a specialty in aviation. Ms. Arris-Wilson was a member of case teams optimizing fleet composition, routes and overhead structure during Continental Airlines’ successful turnaround in the mid-1990s. She worked with Fokker Aircraft during the Daimler Benz ownership era, tasked with determining the marketplace viability of the Fokker 70 and 100. From 1998-2001 Ms. Arris-Wilson led several case teams at South African Airways that helped return the company to profitability and enabled SAAs parent company, Transnet, to sell a 20% stake to SwissAir for approximately $230M. Ms. Arris-Wilson holds a BA in Economics (with honors) from the University of Texas at Austin and was a Dean’s Distinguished Graduate. She represented the US on three National Swimming Teams, is a three-time NCAA champion and 20 time All-American.
Joan Sullivan Garrett. Ms. Garrett has served as a Director of Volato since December 19, 2022 and was elected as Chair of the Volato board on July 5, 2023. In 1985, she founded MedAire, the leading global provider of integrated safety solutions for the aviation and maritime industries, including emergency medical kits, crewmember training, and MedLink – a 24/7 global response service enabling real-time, remote access to board-certified emergency physicians. She served as MedAire’s Chief Executive Officer until 2006 and continued to serve as Chair of the MedAire board until 2023. Ms. Garrett now serves on the board of AEA Investment, Ltd., a private equity firm under which MedAire now operates. She served on the board of the National Business Aviation Association (NBAA) from 2011 to 2015 and has previously held positions on the Board of Governors for the Flight Safety Foundation, including Vice Chair. Ms. Garrett began her career as a critical care registered flight nurse and graduated from Mesa Community College with an Associate of Arts degree in nursing. Ms. Garrett is qualified to serve on the Board because of her more than four decades of experience as a leader in aviation safety.
Peter Mirabello. Mr. Mirabello has served as a Director of Volato Group since December 1, 2023, and currently serves as Chairman and CEO of Metal Finishing Technologies, LLC (MFT) since 2011. From December 1998 to March 2008, he served as the Executive Vice President at NetJets, during which he oversaw the Marquis Jet Card program, NetJets International, and Executive Jet Management charter operations. Prior to joining NetJets in 1998, Mr. Mirabello served as a commercial director at International Aero Engines in Toulouse, France and held positions at Pratt & Whitney focusing on purchasing finance negotiation and manufacturing development engineering. Mr. Mirabello holds a Master of Science in International Business Management from Rensselaer Polytechnic Institute, and a Bachelor of Science in Engineering, Business and Communications from the Central Connecticut State University. Mr. Mirabello is qualified to serve on the Board because of his extensive engineering, business management and fractional aviation ownership experience.
Michael Nichols. Mr. Nichols has served as a Director of Volato since August 19, 2021 and as the Chief Executive Officer of the Piper M-Class Owners & Pilots Association (PMOPA) since September 2022. In September 2021, Mr. Nichols founded Flieger Strategies, LLC, an aviation and business strategy consultancy, where he continues to serve as President. Previously, Mr. Nichols was a senior executive with the National Business Aviation Association (NBAA), where he served in several executive roles over the course of an 18-year tenure from 2003 to 2021, most recently as its Senior Vice President of Strategy & Innovation. He continues to serve as a director on the NBAA’s Certified Aviation Manager Governing Board. In addition to a Bachelor of Science in Business Administration from Kutztown University of Pennsylvania, Mr. Nichols has earned Certified Aviation Manager (CAM), Certified Association Executive (CAE) and Institute for Organizational Management (IOM) credentials. Mr. Nichols is qualified to serve on the Board because of his extensive experience as an aviation association executive.
Dr. Dana H. Born. Dr. Born began her service as a Director of Volato Group upon closing of the Business Combination. She is a retired Brigadier General with 30 years of service in the United States Air Force. Since July 2017, she has served as the Co-Director for the Center for Public Leadership at Harvard Kennedy School of Government. Prior to that from 2004 until 2013 she served two terms as the Dean of the Faculty at the U.S. Air Force Academy where she was also a Professor and Head of the Behavioral Sciences and Leadership Department. Dr. Born is also involved with several organizations and institutions, including her current role as Independent Director and Vice Chair on the Midwest Reliability Organization Board. She also serves as the Chair of the Finance and Audit Committees and member of the Governance and Personnel Committee. She was an Independent Director on the Board of the Apollo Education Group and served on the Compensation, Audit and Special Litigation Committees. Dr. Born graduated with distinction with a Bachelor of Science in Behavioral Sciences from the U.S. Air Force Academy, earned a Master of Science in Experimental Psychology from Trinity University, a Master of Arts in Research Psychology from the University of Melbourne and Doctorate in Industrial and Organizational Psychology from Penn State University.

Board Composition
Our business and affairs are managed under the direction of the Board. The Board consists of seven members. Ms. Garrett is the Chairman of the Board. Subject to the terms of our Certificate of Incorporation, the Board may fix, by one or more resolutions adopted from time to time by the Board, the number of directors on the Board. In accordance with our Certificate of Incorporation, the Board is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors are divided among the three classes as follows:
•	the Class I directors are Directors Cooper, Liotta, and Mirabello, and their terms will expire at our annual meeting of stockholders to be held in 2024;
•	the Class II directors are Directors Born and Garrett, and their terms will expire at our annual meeting of stockholders to be held in 2025; and
•	the Class III directors are Directors Arris-Wilson and Nichols, and their terms will expire at our annual meeting of stockholders to be held in 2026.
Director Independence
Because the Common Stock is listed on the NYSE American, we are required to comply with the applicable rules of such exchange in determining whether a director is independent. The Board has determined, based on information provided by each director concerning his or her background, employment and affiliations, that each of Ms. Arris-Wilson, Dr. Born, Ms. Garrett, Mr. Mirabello and Mr. Nichols qualifies as independent as defined under the applicable NYSE American and SEC rules. In making these determinations, the Board considered the current and prior relationships that each director has with Volato Group and all other facts and circumstances the Board deemed relevant in determining their independence.
Board Committees
The Board directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the Board and standing committees. The standing committees are the audit committee (the “Audit Committee”), the compensation committee (the “Compensation Committee”) and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”).
Audit Committee
The audit committee of our Board is composed of Dana Born, Katherine Arris-Wilson, Peter Mirabello, each of whom is an independent director under the NYSE American listing standards and applicable SEC rules. Dana Born serves as the chairman of the audit committee. Each member of the audit committee is financially literate, and our Board has determined that Dana Born qualifies as an “audit committee financial expert” as defined in applicable SEC rules. None of the Audit Committee members serves on the audit committee of more than three public companies.
The audit committee will:
•	select, retain, compensate, evaluate, oversee, and where appropriate, terminate the independent registered public accounting firm to audit our financial statements;
•	help to ensure the independence and performance of the independent registered public accounting firm;
•	approve audit and non-audit services and fees;
•
review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;
•	review reports and communications from the independent registered public accounting firm;
•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;
•	review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;
•
review the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs and reports regarding compliance with applicable laws, regulations and internal compliance programs;

•	review related party transactions; and
•
establish and oversee procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Nominating and Corporate Governance Committee
The corporate governance and nominating committee of our Board is composed of Peter Mirabello, Katherine Arris-Wilson and Michael Nichols, each of whom is an independent director, and Katherine Arris-Wilson serves as the chairperson of the corporate governance and nominating committee.
The primary function of the corporate governance and nominating committee include:
•	reviewing the qualifications of, and recommending to the Board, proposed nominees for election to the Board and its committees, consistent with criteria approved by the Board;
•	developing, evaluating, and recommending to the Board corporate governance practices applicable to the Company; and
•	facilitating the annual performance review of the Board and its committees.
Guidelines for Selecting Director Nominees. The guidelines for selecting nominees, which are specified in the committee charter, provide that persons to be nominated:
•	professional ethics and integrity;
•	judgment, business acumen, proven achievement and competence in one’s field;
•	the ability to exercise sound business judgment;
•	tenure on the Board and skills that are complementary to the Board;
•	an understanding of the Company’s business;
•	an understanding of the responsibilities required of a Board member;
•	other time commitments, diversity with respect to professional background; and
•	the current composition, organization, and governance of the Board and its committees.
Compensation Committee
The compensation committee of our Board is composed Michael Nichols, Joan S. Garrett and Katherine Arris-Wilson, each of whom is an independent director, and Michael Nichols serves as the chairman of the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
•	oversee our overall compensation philosophy and compensation policies, plans and benefit programs;
•	review and recommend for approval to the Board of Directors compensation for our executive officers and directors;
•	prepare the compensation committee report that the SEC requires to be included in our annual proxy statement; and
•	administer our equity compensation plans.
The Current Charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel, or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel, or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE American and the SEC.
Compensation Committee Interlocks and Insider Participation
No person who has served as a member of the Compensation Committee during the last completed fiscal year (i) was, during that fiscal year, an officer or employee of Volato Group, (ii) was formerly an officer of Volato Group or (iii) had any relationship requiring disclosure by Volato Group under any paragraph of Item 404 of Regulation S-K.
No executive officer of Volato Group served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of Volato Group.
No executive officer of Volato Group served as a director of another entity, one of whose executive officers served on the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of Volato Group.
No executive officer of Volato Group served as a member of the Compensation Committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of Volato Group.
Corporate Governance Guidelines
The Corporate Governance Guidelines adopted by the Board, which include guidelines for determining director independence, are published on the Volato Group’s website at http://ir.flyvolato.com, in the “Governance-Governance Documents” section, and are available in print to any stockholder upon request. That section of the website makes available the Volato Group’s corporate governance materials, including Board committee charters. Those materials are also available in print to any stockholder upon request.
Code of Ethics
All directors, officers and employees of the Volato Group are expected to act ethically at all times and in accordance with the policies comprising our Code of Ethics and Business Conduct (the “Code”) which is available on our website at http://ir.flyvolato.com, in the “Governance-Governance Documents” section, and is available in print to any stockholder upon request. Any waiver or any implicit waiver from a provision of the Code applicable to our chief executive officer, chief financial officer, chief accounting officer, or any amendment to the Code must be approved by the Board. We will disclose on our website amendments to, and, if any are granted, any such waiver of, the Code. Our Audit Committee is responsible for applying the Code to specific situations in which questions are presented to it and has the authority to interpret the Code in any particular situation. If, after investigating any potential breach of the Code reported to it, the Audit Committee determines (by majority decision) that a breach has occurred, it will inform the Board of Directors. Upon being notified that a breach has occurred, the Board (by majority decision) will take or authorize such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee and/or the Volato Group’s General Counsel, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.
Involvement in Certain Legal Proceedings
During the past ten years, we are not aware of any events that have occurred that are material to an evaluation of the ability or integrity of any executive officer, key employee or director of the Company, other than as follows.
Mr. Liotta was the Chief Executive Officer and a member of the board of directors of PodPonics, Inc. in May 2016 when that company made a voluntary filing for bankruptcy under Chapter 7.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
We are an “emerging growth company” as defined in the JOBS Act and a “smaller reporting company” as defined in the rules promulgated under the Securities Act. As such, we have opted to comply with the executive compensation disclosure rules applicable to such companies. By doing so, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, exemptions from certain narrative and tabular disclosure obligations regarding executive and director compensation in connection with our obligations under this Registration Statement, including the requirement to include a Compensation Discussion and Analysis, scaled financial reporting, as well as exemptions from the requirements to hold a nonbinding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved.
Consistent with the scaled disclosure available to emerging growth companies, the following table sets forth information about the compensation paid to Volato’s principal executive officer, and its two other most highly compensated executive officers, for services rendered for the year ended December 31, 2022 (i.e., pre-Business Combination). These executives are referred to as the “named executive officers.”
Summary Compensation Table
Name and principal position	Year	Salary ($)	Option Awards ($)(1)	Other(2)	Total ($)
Matthew Liotta Chief Executive Officer	2023	215,208	—	4,667	219,875
	2022	148,333(3)	7,381	3,867	159,581
Keith Rabin President(4)	2023	252,604	104,448	13,281	370,333
	2022	154,688(5)	12,192	6,000	172,880
Nicholas Cooper Chief Commercial Officer(6)	2023	207,847	—	10,006	217,853
(1)
Represents the aggregate grant date fair value of option awards granted under the Volato, Inc. 2021 Equity Incentive Stock Plan during the 2022 fiscal year, calculated in accordance with Financial Accounting Standards Board ASC Topic 718-Stock Compensation and using the assumptions contained in Note 12 to the financial statements included elsewhere herein.

(2)	Represents amounts received through the Company’s 401(k) matching policy.
(3)	Mr. Liotta’s annualized salary increased from $120,000 to $160,000 on April 16, 2022, and increased to $310,000 on August 18, 2023.
(4)	Mr. Rabin was promoted to President of Volato as of May 1, 2023 and previously served as Chief Financial Officer until November 28, 2023.
(5)	Mr. Rabin commenced employment with Volato on April 25, 2022. His annualized salary amount was $225,000 and increased to $300,000 on August 18, 2023.
(6)	Mr. Cooper’s annualized salary was $160,000 and increased to $290,000 as of August 18, 2023.
Narrative Disclosure to Summary Compensation Table
Compensation Philosophy
Volato’s executive compensation philosophy is rooted in our company values, which emphasize transparency. Therefore, we seek to establish a compensation structure that is easily understood and applied. Our successful compensation structure rewards performance for living and demonstrating Volato’s values, achieving challenging objectives that propel the company forward, and driving shareholder value, while ensuring the sustainability and long-term viability and value of the company. Compensation not only rewards performance, it is an essential tool that can be deployed to attract and retain top talent that will deliver results for shareholders.
The compensation plan, as with all other business plans, will be reviewed and adjusted at regular intervals consistent with the market, business achievements, pay equity, experience, and individual negotiations. Volato engaged an independent compensation consultant to help advise on the executive compensation program. Base pay adjustments reflect job duties, responsibilities, and macroeconomic drivers. Short-term and long-term incentive compensation (i.e., bonus and equity) reward performance towards objectives and enhancing shareholder value.

Employment Agreements
Volato Group has entered into employment agreements with each of the named executive officers, in order to promote retention and service following the Closing, to incentivize the executives to continue to grow the company and its market position, and to better reflect each executive’s value to Volato Group and its stakeholders. These agreements became effective on December 1, 2023.
Positions and Base Salary
Matthew Liotta. Mr. Liotta’s employment agreement provides for him to serve as Chief Executive Officer of Volato Group at an annual base salary of $310,000.
Keith Rabin. Mr. Rabin’s employment agreement provides for him to serve as President of Volato Group at an annual base salary of $300,000.
Nicholas Cooper. Mr. Cooper’s employment agreement provides for him to serve as Chief Commercial Officer of Volato Group at an annual base salary of $290,000.
Annual Incentive Bonuses
Pursuant to the employment agreements, each named executive officer will be eligible to receive an annual bonus based on performance factors established by the Board and designed to reward the named executive officers for meeting or exceeding established performance objectives in a specific year.
Long-Term Equity Incentives
Volato Group intends to establish a new equity incentive plan, which will issue initial equity awards to each named executive officer. Under the employment agreements, Volato will recommend these awards for issuance by Volato Group.
Benefits
The named executive officers are entitled to participate in employee benefit plans of Volato and Volato Group provided for all employees of the two companies, such as a 401(k) plan, life insurance, group health insurance and disability insurance. Volato currently pays for 100% of health insurance premiums for employees and 75% for dependents. All benefit plans are subject to change at the company’s discretion.
Term, Termination and Severance
Each employment agreement has a one-year term commencing upon the Closing of the Business Combination, with automatic renewal for an additional six months, unless either party provides 30 days’ notice not to renew. In the event employment is terminated by Volato or Volato Group without “Cause” or by the named executive officer for “Good Reason,” Volato or Volato Group, as applicable, will pay the following severance payments and benefits: (i) for each named executive officer, an amount equal to one (1) times the sum of such officer’s then-current base salary, payable on the regular payroll dates of Volato or Volato Group, as applicable, over a period of 12 months following termination, (ii) reimbursement for the cost of COBRA premiums or other health insurance that the named executive officer may elect for such officer and eligible dependents for up to 12 months. All such payments and benefits are conditioned upon the named executive officer’s compliance with the Covenants Agreement, and execution and non-revocation of a release of claims in the favor of Volato or Volato Group, as applicable, within 60 days following termination of employment.
For purposes of the employment agreements, the term “Cause” means the occurrence of any of the following by the named executive officer, which is not cured (if capable of cure) within 10 days after receipt of written notice from Volato or Volato Group, as applicable: (i) willful or material failure to perform duties (other than a failure resulting from incapacity due to physical or mental illness); (ii) willful failure to comply with any valid and legal directive of the Board or CEO; (iii) dishonesty, illegal conduct or other misconduct, which is, in each case, materially injurious to Volato or Volato Group, as applicable, or their affiliates; (iv) embezzlement, misappropriation or fraud, whether or not related to employment; (v) conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude; (vi) material violation of the written policies or codes of conduct of Volato or Volato Group; (vii) material breach of any written agreement with Volato or Volato Group; (viii) conduct that brings or is reasonably likely to bring the Companies negative publicity or into public disgrace, embarrassment or disrepute; or (ix) the knowing misstatement of the financial records of Volato or Volato Group or complicit actions in respect thereof, or knowing failure to disclose material financial or other information to the Board.
In addition, the term “Good Reason” means, without the named executive officer’s consent, the occurrence of any of the following, which is not cured by Volato or Volato Group, as applicable, within 30 days after its receipt of written notice provided within 15 days of the existence of any such event: (i) a material reduction in base salary (other than a reduction that affects all similarly situated executives in substantially the same proportions); (ii) a material and adverse breach by Volato or Volato Group, as applicable, of any material provision of the employment agreement; (iii) a material and adverse change in title, authority, duties, reporting relationships or responsibilities (other than temporarily while the named executive officer is physically or mentally incapacitated). If employment is not terminated for Good Reason within sixty (60) days after the first occurrence of the applicable grounds, then the named executive officer will be deemed to have waived the right to terminate for Good Reason with respect to such grounds.
If the named executive officer’s employment is terminated due to “Disability,” Volato or Volato Group, as applicable, will pay, in addition to any other accrued or vested payments or benefits, (i) a severance payment equal to 1 times the sum of such officer’s then-current base salary, payable on the regular payroll dates of Volato or Volato Group, as applicable, over a period of 12 months beginning with the first regular payroll payment date that occurs on or after sixty (60) days following termination. Under the employment agreements, the term “Disability” means the inability to perform the essential duties of the position, with or without any reasonable accommodations, because of mental or physical illness, injury, impairment or incapacity for a period in excess of ninety (90) consecutive days in any calendar year.
Outstanding equity awards at 2022 Fiscal Year End
The following table summarizes the outstanding equity awards held by our NEOs as of December 31, 2022.
	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Matthew Liotta(1)	144,719	—	$0.16	03/10/2027
Keith Rabin(1)	30,975	—	$8.52	11/26/2033
	239,053	—	$0.14	11/15/2032
	239,053	—	$0.14	05/18/2032
Nicholas Cooper(1)	—	—	—	—
(1)	Represents fully-vested time based option awards.
Compensation of Directors
The following table provides information concerning the compensation of each director of the Board who did not serve as a named executive officer of Volato during the year ended December 31, 2022 (pre-Business Combination). None of the non-employee directors received cash fees for their service on the Volato board of directors.
Name	Option awards ($)(1)	Total ($)
Joan Sullivan Garrett(2)	1,107	1,107
Michael D. Nichols(3)	—	—
Peter Mirabello(4)	—	—
Dana Born(5)	—	—
Katherine Arris Wilson(6)	—	—
(1)
Represents the aggregate grant date fair value of option awards granted under the Volato, Inc. 2021 Equity Incentive Stock Plan during the 2022 fiscal year, calculated in accordance with Financial Accounting Standards Board ASC Topic 718-Stock Compensation and using the assumptions contained in Note 12 to the financial statements included elsewhere herein.

(2)
Ms. Garrett was granted an option award in the amount of 21,707 shares on December 19, 2022, with 1/24th of the total award vesting on a monthly basis each month thereafter, subject to continued service through each such vesting date and any additional accelerated vesting granted by the Volato board of directors in connection with the Business Combination.

(3)
Mr. Nichols was granted an option award in the amount of 21,707 shares on August 15, 2021, with 1/24th of the total award vesting on a monthly basis each month thereafter, subject to continued service through each such vesting date and any additional accelerated vesting granted by the Volato board of directors in connection with the Business Combination.

(4)	Mr. Mirabello’s service to the board began on December 1, 2023 and, accordingly, he did not receive a compensation award during fiscal year 2022.
(5)	Dr. Born’s service to the board began on December 1, 2023 and, accordingly, she did not receive a compensation award during fiscal year 2022.
(6)	Ms. Arris-Wilson’s service to the board began on December 1, 2023 and, accordingly, she did not receive a compensation award during fiscal year 2022.
Summary of the 2021 Plan
The 2021 Plan was assumed by PACI prior to Closing and was previously the sole equity compensation plan for Volato.
Following Closing, the 2021 Plan continued on its own terms, except that following the effective time:
•	Stock covered by awards granted under the 2021 Plan became shares of Volato Class A common stock;
•
All references in the 2021 Plan to a number of shares of Volato, Inc. common stock were amended to refer instead to that number of shares of Common Stock as adjusted by the Exchange Ratio, as defined in the Business Combination Agreement;

•	Employees and consultants of Volato (or any other affiliate of Volato) became eligible to receive awards under the 2021 Plan;
•	The Compensation Committee became the administrator of the 2021 Plan; and
•	Certain other minor technical revisions were made.
Purpose and Eligibility. The 2021 Plan’s purposes are carried out by the granting of awards to selected eligible individuals. Awards under the 2021 Plan may be granted to selected employees, directors, and consultants of the Company or its affiliates in the discretion of the Administrator. Only employees are eligible to receive incentive stock options.
The 2021 Plan became effective on August 13, 2021 and will remain in effect until August 12, 2031 unless terminated earlier by the Board (although, once the 2023 Plan was approved by the stockholders, no further grants were made under the 2021 Plan). The 2021 Plan was amended and restated in connection with the assumption by PACI to reflect the effect of the Business Combination Agreement by modifying eligibility as described above, to reflect PACI’s assumption of the 2021 Plan, to clarify that Common Stock will be issued under the 2021 Plan, and to adjust the number of shares issuable under the 2021 Plan by the exchange ratio of 1.01508 (the “Exchange Ratio”), and to make other minor technical revisions.
No awards were granted, or will be granted under the 2021 Plan after the 2023 Plan Effective Date. Awards granted under the 2021 Plan that will be outstanding on the 2023 Plan Effective Date will be accelerated or continued in accordance with their terms subject to vesting schedules pursuant to the applicable restricted stock award agreement or option agreement; provided that, in each case, the participant continues to be employed or in service with Volato or an affiliate through each applicable vesting date.
Administration; Amendment and Termination. Following the Business Combination, the Compensation Committee, subject to PACI Board oversight, became the Administrator of the 2021 Plan. To the extent required under Rule 16b-3 of the Exchange Act, the Compensation Committee consists solely of two or more “non-employee” directors as that term is defined in Rule 16b-3, or as may otherwise be permitted under Rule 16b-3.
The 2021 Plan and awards made under the 2021 Plan may be amended, suspended, or terminated at any time by the Administrator, with respect to awards, subject to the following: (a) stockholder approval of any 2021 Plan amendment if required by applicable laws, rules, or regulations, and (b) except as otherwise provided in the 2021 Plan, an amendment or termination of an award may not materially adversely affect the rights of the recipient of the award without the recipient’s consent.
Share Limitations. The 2021 Plan authorizes the issuance of 2,724,347 shares (subject to adjustment for anti-dilution purposes), all of which may be issued under the 2021 Plan pursuant to incentive stock options. As described above, as a result of the Business Combination Agreement, this limit was adjusted by the Exchange Ratio. As of the date of the Business Combination Agreement on December 1, 2023, 2,350,960 shares were subject to outstanding awards, and no shares remained available for the grant of awards.
Types of Awards. The types of awards authorized under the 2021 Plan are described below and include: stock options in the form of nonqualified options and incentive stock options and restricted stock awards. Subject to the terms of the 2021 Plan, the Administrator has broad authority to determine the terms and conditions of awards.
Options. Options granted under the 2021 Plan may be incentive options or nonqualified options. Incentive options may be granted only to our employees, not to consultants or non-employee directors. The Administrator will determine the exercise price for options. The exercise price may be no less than 100% of the fair market value per share of Volato Class A common stock on the date the option is granted, or 110% of the fair market value for incentive stock options granted to an employee who owns more than 10% of the total combined voting power of all classes of our stock. The preceding exercise price restrictions do not apply to certain options assumed or substituted in a merger or other transaction where the exercise price is adjusted in accordance with applicable tax regulations. The option period may not exceed 10 years (or five years with respect to an incentive stock option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of Volato or a parent, subsidiary, as provided in the 2021 Plan). Options are exercisable after termination of employment only to the extent specified by the Administrator in grants of individual awards.
Restricted Stock Awards. Under the terms of the 2021 Plan, the Administrator may grant restricted stock awards to participants in such numbers, upon such terms and at such times as the Administrator determines. Restricted stock awards are transfers of shares of Volato Class A common stock subject to vesting conditions established by the Administrator. Until the transferee satisfies the vesting conditions or forfeits the shares, the share certificates are held in escrow or secured in another manner satisfactory to the Administrator. If and when the vesting conditions are satisfied, the shares are released to the transferee. Forfeited shares become eligible for reissuance under the Plan.
2023 Plan
Key Plan Provisions
Awards may be granted under the 2023 Plan for up to ten (10) years following the Business Combination, unless earlier terminated by the Board or the Compensation Committee, but no incentive stock options may be granted after ten (10) years from the earlier of the board of directors PACI or the PACI stockholders’ approval of the 2023 Plan.
•
The 2023 Plan provides for the grant of stock options (both incentive stock options and nonqualified stock options) stock appreciation rights, restricted stock, restricted stock units, performance-based awards, and other stock- and cash-based awards.

•	We have reserved a pool of shares of Common Stock for issuance pursuant to awards under the 2023 Plan equal to 5,608,690 shares.
•	The 2023 Plan will be administered by the Board or, if delegated by the Board, the Compensation Committee or such committee as permitted by the 2023 Plan.
Summary of the 2023 Plan
The following paragraphs provide a summary of principal features of the 2023 Plan and its operation. However, this summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by the specific language of the 2023 Plan.
The 2023 Plan includes several features that our Board believes reflect responsible compensation and governance practices and promote the interests of our stockholders. Approval of the 2023 Plan will position us to take advantage of these “best practices,” including the following:
•
Prudent Share Request and Efficient Use of Equity. Under the terms of the 2023 Plan, no more than 20% of the issued and outstanding shares of our Class A Common Stock as of the date of Closing will be authorized for issuance under the plan (subject to adjustment for anti-dilution purposes). We are committed to the efficient use of equity awards and are mindful to ensure that our equity compensation program does not overly dilute our existing stockholders. To that end, the Compensation Committee will consider potential stockholder dilution, including burn rate and overhang, in the design and administration of equity awards.

•
Independent Committee. The 2023 Plan will be administered by the Compensation Committee. All members of the Compensation Committee are intended to qualify as “independent” under the NYSE listing standards and as “non-employee directors” under Rule 16b-3 adopted under the Exchange Act.

•
No Discounted Stock Options or SARs and Limit on Option and SAR Terms. Stock options and stock appreciation rights, or SARs, must have an exercise price or base price, as applicable, equal to or greater than the fair market value (which is generally defined to be the closing sale price on the trading day immediately preceding the date of grant) of our Class A Common Stock on the date of grant. In addition, the term of an option or SAR cannot exceed 10 years.

•
No Stock Option or SAR Repricings Without Stockholder Approval. The 2023 Plan prohibits the repricing of stock options or SARs without the approval of stockholders. This 2023 Plan provision applies to (i) direct repricings (lowering the exercise price of an option or the base price of an SAR), (ii) indirect repricings (exchanging an outstanding option or SAR that is under water for cash, for options or SARs with an option price or base price less than that applicable to the original option or SAR, or for another equity award) and (iii) any other action that would be treated as a repricing under applicable stock exchange rules (subject to anti-dilution adjustments).

•
Robust Minimum Vesting Requirements for stock-based awards. The 2023 Plan generally imposes a minimum vesting period of one year for Stock Options, SARs and other stock-based awards other than in the cases of death, disability, retirement or a change in control. The Administrator may provide for the grant of awards with shorter or no vesting periods but only with respect to awards covering no more than five percent of the shares authorized for issuance under the 2023 Plan and in certain other limited circumstances. We believe that our vesting and award practices are responsible and further our incentive and retention objectives.

•
No Automatic “Single Trigger” Vesting Upon Change of Control. The 2023 Plan provides for double trigger treatment of awards upon a Change of Control and does not provide for automatic “single trigger” change of control vesting. Specifically, awards will vest upon a change of control only if (i) awards are not assumed, substituted or continued, or (ii) when such awards are assumed, substituted or continued, only if a participant’s employment is terminated beginning six months before and ending one year after the change of control (or such other period after a change of control as may be stated in a participant’s employment agreement, change in control agreement or similar agreement or arrangement, if applicable after the change of control) and only if such termination of employment or service is without cause or for good reason. Notwithstanding the prior sentence, unless an individual award agreement expressly provides otherwise, in the event that a participant has entered into, or is a participant in, an employment agreement, change of control agreement or plan or similar agreement, plan or arrangement with us, the participant will be entitled to the greater of the benefits provided upon a change of control under the 2023 Plan or the respective employment agreement, change of control agreement or similar agreement, plan or arrangement, and such employment agreement, change of control agreement or similar agreement, plan or arrangement will not be construed to reduce in any way the benefits otherwise provided to a participant upon the occurrence of a change of control as defined in the 2023 Plan.

•
Prudent Change of Control Provisions. The 2023 Plan includes prudent “change of control” triggers such as requiring a change in beneficial ownership of more than 50% of our voting stock or other voting securities or consummation (rather than stockholder approval) of a merger or other transaction in which the holders of our common stock or other voting securities immediately prior to the transaction have voting control over less than 50% of the voting securities of the surviving corporation immediately after such transaction in order for a “change of control” to be deemed to have occurred.

•
Prohibition of Certain Share Recycling, or “Liberal Share Counting”, Practices for Options and SARs. The 2023 Plan imposes conservative counting and share recycling provisions for awards. For instance, shares subject to awards that are tendered or withheld to satisfy tax withholding requirements, or payment of an option or SAR exercise price or in connection with net settlement of an award will not be added back for reuse under the 2023 Plan, nor will any shares repurchased on the open market with the portion of the proceeds of an option exercise that represents payment of the exercise price.

•	No Grants of “Reload” Awards. The 2023 Plan does not provide for “reload” awards (the automatic substitution of a new award of like kind and amount upon the exercise of a previously granted award).

•
Forfeiture and Clawback. The 2023 Plan authorizes the Administrator to require forfeiture and/or recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to any compensation recovery policy or similar policies that may apply to the participant or be imposed under applicable laws.

•
No Dividends or Dividend Equivalents on Unearned Awards. Dividends and dividend equivalents on awards issued under the 2023 Plan may only be paid if and to the extent the award has vested or been earned, and no dividends may be paid on shares that are subject to options or SARs.

•	Limits on Transferability of Awards. Unless permitted by the Administrator, the 2023 Plan does not permit awards to be transferred for value or other consideration.
Duration of the Plan
The 2023 Plan became effective upon the 2023 Plan Effective Date and will remain in effect until the tenth anniversary minus one day of the 2023 Plan Effective Date unless terminated earlier by our Board.
Shares Reserved for Issuance Under the 2023 Plan
The maximum aggregate number of shares that we may issue pursuant to awards granted under the 2023 Plan may not exceed 20% of the issued and outstanding shares of our Class A Common Stock as of the date of Closing. Of the amount described in the preceding sentence, no more than 20% of the post-Closing total shares of our Class A Common Stock may be issued under the 2023 Plan pursuant to the grant of incentive stock options (subject to adjustment for anti-dilution purposes as described below).
If an award is canceled, terminates, expires, is forfeited or lapses for any reason, any unissued or forfeited shares subject to the award will again be available for issuance pursuant to awards granted under the 2023 Plan. The following also are not included in calculating the 2023 Plan share limitations described above: (a) awards which are settled in cash and (b) dividends, including dividends paid in shares, or dividend equivalents paid in connection with outstanding awards. If the full number of shares subject to an award is not issued for by reason of the failure to achieve maximum performance factors or other criteria, only the number of shares issued and delivered will be considered for purposes of determining the number of shares remaining available for issuance pursuant to awards granted under the 2023 Plan.
In addition, (i) shares issued under the 2023 Plan through the settlement, assumption or substitution of outstanding awards granted by another entity or obligations to grant future awards as a condition of or in connection with a merger, acquisition or similar transaction involving our acquisition of another entity will not reduce the maximum number of shares available for delivery under the 2023 Plan, and (ii) available shares under a stockholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for awards under the 2023 Plan and will not reduce the maximum number of shares available under the 2023 Plan, subject, in the case of both (i) and (ii), to applicable stock exchange listing requirements, if any.
The following shares may not again be made available for issuance as awards under the 2023 Plan: any shares (a) withheld or delivered to satisfy the tax withholding requirements for an award or withheld or delivered to pay the exercise price related to an option or SAR, (b) not issued or delivered as a result of the net settlement of an award or (c) repurchased on the open market with the portion of the proceeds of the exercise of an option that does not exceed the exercise price.
The number of shares reserved for issuance under the 2023 Plan and the terms of outstanding awards may be adjusted in the event of an adjustment in the capital structure of Volato Group (such as adjustments due to a merger, stock split, stock dividend or similar event), as provided in the 2023 Plan.
Administration
The 2023 Plan will be administered by our Compensation Committee subject to the oversight of our Board. Each member of our Compensation Committee is intended to be independent under applicable US Securities and Exchange Commission Rule 16b-3 and the NYSE listing standards. Our Board and Compensation Committee are also referred to in this discussion collectively as the “Administrator.” Our Board may delegate powers of the Administrator to one or more officers who are not subject to Section 16 of the Exchange Act, subject to applicable law and limitations set by the PACI Board.

Subject to the terms of the 2023 Plan, the Administrator’s authority includes but is not limited to the authority to: (a) determine all matters relating to awards, including selection of individuals to be granted awards, the types of awards, the number of shares of our Class A Common Stock, if any, subject to an award, the vesting conditions applicable to an award, and the other terms, conditions, restrictions and limitations of an award; (b) prescribe the form or forms of agreements evidencing awards granted under the 2023 Plan; (c) establish, amend and rescind rules and regulations for the administration of the 2023 Plan; (d) correct any defect, supply any omission or reconcile any inconsistency in the 2023 Plan or in any award or award agreement, including unilateral authority to amend the Plan to comply with applicable law; and (e) construe and interpret the 2023 Plan, awards and award agreements made under the 2023 Plan, interpret rules and regulations for administering the 2023 Plan and make all other determinations deemed necessary or advisable for administering the 2023 Plan. Vesting conditions may vary among individuals and may include attainment of performance objectives, continued service or employment for a specified period, or other provisions related to the purpose of the compensation and may provide for acceleration of vesting upon retirement, disability, death or other conditions specified by the Administrator. Performance measures may vary among individuals and will be based upon such performance factors or criteria as the Administrator determines.
The Administrator also has the authority (a) to accelerate the date on which awards become exercisable, vest or are considered to be earned, to adjust or modify performance factors or criteria and (c) to adjust the terms or conditions of awards in response to or in anticipation of extraordinary items, transactions, events or developments impacting us or our financial statements, or changes in applicable law.
Amendment and Termination
The 2023 Plan and awards made under the 2023 Plan may be amended, suspended or terminated at any time by our Board (or the Administrator, with respect to awards). However, stockholder approval of any 2023 Plan amendment is required if required by applicable laws, rules or regulations, and, except as otherwise provided in the 2023 Plan, an amendment or termination of an award may not materially adversely affect the rights of the recipient of the award without the recipient’s consent; provided, however, that recipient consent is not required when such change is necessary to comply with applicable law or changes to applicable law. In addition, and except for adjustments made pursuant to a change in our Class A Common Stock pursuant to a merger, consolidation, recapitalization or reorganization, or if our Board declares a stock dividend, stock split distributable in shares of our Class A Common Stock, reverse stock split, other distribution (other than an ordinary or regular cash dividend) or combination or reclassification of our Class A Common Stock, or if there is a similar change in our capital stock structure affecting our common stock (excluding conversion of convertible securities and/or the exercise of warrants by their holders, or in connection with a change of control), stockholder approval is required to take any action with respect to an option or SAR “repricing,” that is, (i) amending the terms of outstanding options or SARs to reduce the exercise price, (ii) exchanging outstanding options or SARs for cash, options or SARs with an exercise price that is less than the exercise price of the original option or SAR or for other equity awards at a time when the original option or SAR has an exercise price above the fair market value of our common stock or (iii) other action that would be treated as a repricing under any applicable stock exchange rules (other than adjustments for anti-dilution purposes).
Types of Awards
The types of awards authorized under the 2023 Plan are described below and include: restricted stock awards; restricted stock units; incentive stock options; nonqualified stock options; SARs, which may be granted to the holder of an option with respect to all or a portion of the shares of our Class A Common Stock subject to the option or may be granted separately to an eligible individual; performance awards, which may be either performance shares or performance units; phantom stock awards; other cash-based and stock-based awards; and dividend equivalent awards. Subject to the terms of the 2023 Plan, the Administrator has broad authority to determine the terms and conditions of awards. All awards that constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code must comply with the restrictions imposed by that section.
Options. Options granted under the 2023 Plan may be incentive options or nonqualified options. Incentive options may be granted only to our employees, not to independent contractors or non-employee directors. The Administrator will determine the exercise price for options. The exercise price may be no less than 100% of the fair market value per share of our Class A Common Stock on the date the option is granted, or 110% of the fair market value for incentive stock options granted to an employee who owns more than 10% of the total combined voting power of all classes of our stock. The preceding exercise price restrictions do not apply to certain options assumed or substituted in a merger or other transaction where the exercise price is adjusted in accordance with applicable tax regulations.
Pursuant to Section 422 of the Code and the terms of the 2023 Plan, in no event may there first become exercisable by a participant in any one calendar year incentive options granted by us with respect to shares having an aggregate fair market value (determined at the time an option is granted) greater than $100,000. To the extent that an incentive option granted under the 2023 Plan exceeds this limitation, the excess will be treated as a nonqualified option.
The exercise price is payable in cash or cash equivalent, or, except where prohibited by the Administrator or applicable law, by delivery of shares of our common stock owned by the participant, withholding of shares upon exercise of the option, delivery to a broker of written notice of exercise and irrevocable instructions to promptly deliver to us the amount of sale or loan proceeds to pay the exercise price or by such other payment methods as may be approved by the Administrator and which are acceptable under applicable law (or any combination of these methods).
The Administrator will determine the terms and conditions of an option, the period or periods during which an individual may exercise an option and any conditions on the ability of an individual to exercise an option. The option period may not exceed 10 years (or five years with respect to an incentive stock option granted to an employee who owns stock possessing more than 10% of the total combined voting power of all classes of stock of Volato Group or a parent, subsidiary, as provided in the 2023 Plan). Options are exercisable after termination of employment only to the extent specified by the Administrator in grants of individual awards. The Administrator may, consistent with the terms of the Plan and Section 409A of the Code, accelerate the date on which options become vested or exercisable.
Restricted Stock Awards. Under the 2023 Plan, the Administrator may grant restricted awards to participants in such numbers, upon terms and at such times as the Administrator determines. Restricted awards may be in the form of restricted stock awards or restricted stock units (“RSUs”) that are subject to certain conditions, which conditions must be met in order for such award to vest or be earned, in whole or in part, and no longer subject to forfeiture. Restricted stock awards are payable in shares of common stock. RSUs may be payable in cash or shares of common stock, or partly in cash and partly in shares of common stock, in accordance with the terms of the 2023 Plan and the discretion of the Administrator.
Performance Awards. Performance awards may be in the form of performance shares or performance units. Performance shares are granted with reference to a specified number of shares of our common stock and afford the holder the contingent right to receive shares of our Class A Common Stock, a cash payment or a combination of common stock and cash (as determined by the Administrator) with a value equal to the value of the reference shares as of the date on which the performance objectives are achieved. An award of a performance unit is a grant in an amount determined by the Administrator that gives the holder the contingent right to receive shares of our Class A Common Stock, a cash payment or combination of our Class A Common Stock and cash (as determined by the Administrator) equal in value to the amount of the award.
The Administrator will determine, subject to the terms of the 2023 Plan, the performance objectives and other conditions applicable to each performance award. Unless otherwise specified by the Administrator, the recipient of performance units will forfeit upon separation from service any units whose objectives have not been attained at that time. Performance measures may vary between individuals and be based upon such performance factors or criteria as the Administrator determines. The Administrator may, in its sole discretion, accelerate the date that performance units granted to any recipient are deemed to have been earned in whole or in part.
Stock Appreciation Rights. Stock appreciation rights may be granted in the form of either “related SARs” or “freestanding SARs”. A related SAR is granted to the holder of an option with respect to all or a portion of the shares of our Class A Common Stock subject to the related option, and a “freestanding SAR” is an SAR that is granted separately to an eligible individual.
Upon exercise, the holder of a SAR is entitled to receive consideration equal to the number of shares with respect to which the SAR is exercised multiplied by the excess, if any, of the fair market value of a share of our Class A Common Stock on the date of exercise of the SAR over the base price. The base price of a related SAR equals the exercise price of its related option. The base price of a freestanding SAR equals the fair market value of our Class A Common Stock on the date of grant of the SAR. The preceding exercise price restrictions do not apply to certain SARs assumed or substituted in a merger or other transaction where the exercise price is adjusted in accordance with applicable tax regulations.
Payment to the SAR holder may be made in cash, shares of Class A Common Stock (valued at fair market value on the date of the SAR exercise) or a combination of cash and shares of Class A Common Stock, as determined by the Administrator.
Related SARs are exercisable only when their related options are exercisable. A SAR may be granted in tandem with a nonqualified option at any time before the option is completely exercised, terminated, expired or canceled. A SAR may be granted in tandem with an incentive option only at the time of the grant of the option. The exercise of a related SAR precludes the exercise of the related option, and vice versa.
SARs are exercisable according to the terms established by the Administrator and stated in the applicable award agreement. They may not be exercised more than 10 years after the date of grant, or such shorter period as may apply to the related options in the case of related SARs or as may be specified by the award agreement.
Phantom Stock Awards. Phantom stock awards are awards of a number of hypothetical share units, each with a value equal to the fair market value of one share of Class A Common Stock.
Upon vesting, the holder of phantom share units is entitled to receive consideration equal to the number of units multiplied by the fair market value of a share of our Class A Common Stock on the date of exercise. Payment may be made, in the discretion of the Administrator, in cash or in shares of our common stock valued at fair market value on the applicable vesting date or dates (or other date or dates determined by the Administrator), or in a combination thereof. Payments may be made in a lump sum or upon such other terms consistent with the 2023 Plan and Section 409A of the Code as may be established by the Administrator.
The Administrator will determine the vesting conditions and other terms of each grant, subject to the terms of the 2023 Plan.
Other Cash-Based Awards and/or Stock-Based Awards. The Administrator has the authority to grant other cash-based and/or stock-based awards to eligible individuals. Other stock-based awards may be valued in whole or in part by reference to, or otherwise based on or related to, shares of Class A Common Stock or awards for shares of our Class A Common Stock, including but not limited to other stock-based awards granted in lieu of bonus, salary or other compensation, other stock-based awards granted with vesting or performance conditions, and/or other stock-based awards granted without being subject to vesting or performance conditions (subject to the terms of the 2023 Plan). Subject to the provisions of the 2023 Plan, the Administrator will determine the number of shares of our Class A Common Stock, if any, to be awarded to an individual under (or otherwise related to) such other stock-based awards; whether such other stock-based awards will be settled in cash, shares of our Class A Common Stock or a combination of cash and shares of our Class A Common Stock; and the other terms and conditions of such awards. Other cash-based awards will be valued and settled in cash may be granted in lieu of bonus, salary or other compensation, may be granted with vesting or performance conditions and/or may be granted without being subject to vesting or performance conditions. Other cash-based awards will be subject to such other terms and conditions as may be established by the Administrator.
Dividends and Dividend Equivalent Rights. The Administrator may, in its sole discretion, provide that awards, other than Options and SARs, earn dividends or dividend equivalent rights (“dividend equivalents”); provided, however, that dividends and dividend equivalents on unearned or unvested awards will not be paid (even if accrued) unless and until the underlying award (or portion thereof) has been earned or vested. Such dividends or dividend equivalents may be paid currently or may be credited to an individual’s account. Any crediting of dividends or dividend equivalents may be subject to such additional restrictions and conditions as the Administrator may establish, including reinvestment in additional shares of our common stock or share equivalents.
Change of Control
Under the terms of the 2023 Plan, the following provisions apply in the event of a change of control (except as otherwise required under Section 409A of the Code or provided in an award agreement):
To the extent that the successor or surviving company in the change of control event does not assume or substitute for an award (or in which we are the ultimate parent corporation and do not continue the award) on substantially similar terms or with substantially equivalent economic benefits (as determined by the Administrator) as awards outstanding under the 2023 Plan immediately prior to the change of control event, (A) all outstanding options and SARs will become fully vested and exercisable, whether or not then otherwise vested and exercisable; and (B) any restrictions, including but not limited to the restricted period, performance period and/or performance factors or criteria applicable to any outstanding award other than options or SARs will be deemed to have been met, and such awards will be deemed vested and earned in full at the greater of actual or target.
In addition, if an award is substituted, assumed or continued as provided in the 2023 Plan, the award will become vested (and, in the case of options and SARs, exercisable) and any restrictions, including but not limited to the restricted period, performance period and/or performance factors or criteria applicable to any outstanding award other than options or SARs will be deemed to have been met, and such awards will be deemed vested and earned in full at the greater of actual or target, if the employment or service of the participant is terminated beginning six months before and ending one year after the date of the change of control (or such other period after a change of control as may be stated in a participant’s employment agreement, change in control agreement or similar agreement or arrangement, if applicable), but only if such termination of employment or service (A) is by the Company not for cause or (B) is by the participant for good reason. If the termination of employment or service precedes the change of control, the award will be settled as of the date of the change.
Further, and notwithstanding any other provision of the 2023 Plan to the contrary, and unless an individual award agreement expressly provides otherwise, in the event that a participant has entered into, or is a participant in, an employment agreement, change of control agreement or plan or similar agreement, plan or arrangement with the Company, the participant will be entitled to the greater of the benefits provided upon a change of control of the Company under the 2023 Plan or the respective employment agreement, change of control agreement or similar agreement, plan or arrangement, and such employment agreement, change of control agreement or similar agreement, plan or arrangement will not be construed to reduce in any way the benefits otherwise provided to a participant upon the occurrence of a Change of Control as defined in the 2023 Plan.
Transferability
Incentive options are not transferable other than by will or the laws of intestate succession or, in the Administrator’s discretion, for no consideration in other circumstances consistent with Code Section 422 and related regulations. Nonqualified options are not transferable other than by will or the laws of intestate succession or, in the Administrator’s discretion, for no consideration in other circumstances consistent with the registration provisions of the Securities Act of 1933, as amended. Restricted awards, SARs, performance awards, phantom stock awards and other cash-based and stock-based awards generally are not transferable other than transfers by will or the laws of intestate succession, and participants may not sell, transfer, assign, pledge or otherwise encumber shares subject to an award until the award has vested and all other conditions established by the Administrator have been met.
Forfeiture and Recoupment
As noted above, the 2023 Plan authorizes the Administrator to require forfeiture and recoupment of plan benefits if a participant engages in certain types of detrimental conduct and to require that a participant be subject to any compensation recovery policy or similar policies that may apply to the participant or be imposed under applicable laws.
Certain United States Federal Income Tax Consequences
The following summary generally describes the principal U.S. federal (and not foreign, state or local) income tax consequences of awards granted under the 2023 Plan as they were in effect on the date of this prospectus. The summary is general in nature and is not intended to cover all tax consequences that may apply to a particular employee or to Volato Group. The provisions of the Code and related regulations concerning these matters are complicated and their impact in any one case may depend upon the particular circumstances. Tax laws are subject to change.
Incentive Options. Incentive options granted under the 2023 Plan are intended to qualify as incentive stock options under Code Section 422. Pursuant to Code Section 422, the grant and exercise of an incentive option generally will not result in taxable income to the participant (with the possible exception of alternative minimum tax liability) if the participant (a) does not dispose of shares received upon exercise of such option within the period ending at the later of one year after the date of exercise or two years after the date of grant, and (b) has continuously been our employee from the date of grant to three months before the date of exercise (or 12 months in the event of death or disability). However, the excess of the fair market value of the shares received upon exercise of the incentive option over the exercise price for such shares generally will constitute an item of adjustment in computing the participant’s alternative minimum taxable income for the year of exercise. Thus, certain participants may experience an increase in their federal income tax liability as a result of the exercise of an incentive option under the alternative minimum tax rules of the Code. We generally will not be entitled to a deduction for income tax purposes in connection with the exercise of an incentive option.
If the holding period requirements for incentive option treatment described above are met, upon the disposition of shares acquired upon exercise of an incentive option, the participant will be taxed on the amount by which the amount realized upon such disposition exceeds the exercise price, and such amount will be treated as long-term capital gain or loss.
If the holding period requirements for incentive option treatment described above are not met, the participant will be taxed as if he or she received compensation in the year of the disposition. The participant must treat gain realized in the disqualifying disposition as ordinary income to the extent of the lesser of (i) the fair market value of the stock on the date of exercise minus the exercise price or (ii) the amount realized on disposition of the stock minus the exercise price. Any gain in excess of these amounts may be treated as long-term or short-term capital gain, depending upon the participant’s holding period. In the year of disposition, we generally will be entitled to a corresponding income tax deduction equal to the ordinary income recognized by the participant, to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.
Nonqualified Options. For federal income tax purposes, the grant of a nonqualified option on the terms specified by the 2023 Plan should not result in taxable income to a participant or a tax deduction to us. The difference between the fair market value of the stock on the date of exercise and the exercise price will constitute taxable ordinary income to the participant on the date of exercise. We generally will be entitled to a corresponding income tax deduction to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting. The participant’s basis in shares of common stock acquired upon exercise of an option will equal the exercise price plus the amount of income taxable at the time of exercise. Any subsequent disposition of the stock by the participant will be taxed as a capital gain or loss to the participant and will be long-term capital gain or loss if the participant has held the stock for more than one year at the time of sale.
Stock Appreciation Rights. For federal income tax purposes, the grant of a SAR on the terms specified by the 2023 Plan should not result in taxable income to a participant or a tax deduction to us. Upon exercise, the amount of cash and fair market value of shares received by the participant, less cash or other consideration paid (if any), is taxed to the participant as ordinary income, and we will generally be entitled to a corresponding income tax deduction to the extent the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.
Restricted Stock Awards. The grant of a restricted stock award will not result in taxable income to the participant or a tax deduction to us for federal income tax purposes, unless the restrictions on the stock do not present a substantial risk of forfeiture or the award is transferable, as defined under Code Section 83. In the year that the restricted stock is no longer subject to a substantial risk of forfeiture or the award becomes transferable, the fair market value of such shares at such date and any cash amount awarded, less cash or other consideration paid (if any), will be included in the participant’s ordinary income as compensation, except that the participant may elect, within 30 days after the transfer of the shares and in accordance with the requirements of Section 83(b) of the Code, to include in his or her ordinary income as compensation at the time the restricted stock is awarded the fair market value of such shares at such time, less any amount paid for the shares. We generally will be entitled to an income tax deduction at time when the participant recognizes income and in the same amount, to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.
Restricted Stock Units, Performance Awards, Phantom Stock Awards, Other Cash-Based and Stock-Based Awards and Dividend Equivalents. The grant of a restricted stock unit, performance award, phantom stock award, other cash-based and stock-based awards or a dividend equivalent award on the terms specified by the 2023 Plan should not result in taxable income to the participant or a tax deduction to us for federal income tax purposes. Upon the settlement of the award, the participant will recognize taxable income equal to any cash and the fair market value of any stock received in settlement of the award. We generally will be entitled to a corresponding income tax deduction equal to the ordinary income recognized by the participant to the extent that the amount represents reasonable compensation and an ordinary and necessary business expense, subject to any required income tax reporting.
Code Section 409A. Awards granted under the 2023 Plan may be subject to Code Section 409A and related regulations and other guidance. Code Section 409A imposes certain requirements on unfunded, nonqualified deferred compensation plans. If Code Section 409A applies to the 2023 Plan or any award, and the 2023 Plan and the award do not, when considered together, satisfy the requirements of Code Section 409A during a taxable year, the participant will have ordinary income in the year of noncompliance in the amount of all deferrals subject to Code Section 409A to the extent that the award is not subject to a substantial risk of forfeiture. In subsequent years, the participant will have ordinary income equal to any increase in the value of the award to the extent that the award is then vested. In addition to ordinary income tax, the participant will be subject to an additional income tax of 20% on all amounts includable in income and may also be subject to interest charges under Code Section 409A. We do not undertake to have any responsibility to take, or to refrain from taking, any actions in order to achieve a certain tax result for any participant.
Tax Withholding
Generally, a participant will be required to pay us in cash the amount of any tax or other amount required by any governmental authority to be withheld and paid over by us to such authority for the account of the recipient. Alternatively, the Administrator may in its discretion establish procedures to permit a recipient to satisfy such obligation in whole or in part, and any local, state, federal, foreign or other income tax obligations relating to an award, by electing to deliver to Volato Group shares of common stock held by the participant that are fully vested and not subject to any pledge or other security interest or to have Volato Group withhold shares of our Class A Common Stock from the shares to which the recipient is otherwise entitled. Under the 2023 Plan, the number of shares to be withheld or delivered will have a fair market value (as determined pursuant to the 2023 Plan) as of the date that the amount of tax to be withheld is determined as nearly as equal as possible to, but not exceeding (unless otherwise permitted by the Administrator in a manner in accordance with applicable laws, rules and regulations and applicable accounting principles), the amount of such obligations being satisfied.
Plan Benefits
The selection of individuals who will receive awards under the 2023 Plan, if stockholders approve the 2023 Plan, and the amount of any such awards is not yet determinable due to vesting, performance and other requirements. Therefore, it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of participants. In 2022, Volato granted awards under its existing 2021 Plan to our named executive officers, non-employee directors and other eligible employees. These awards are described under the section titled “Volato Executive Officer and Director Compensation” in this prospectus.
Registration with the SEC
We expect to file a registration statement on Form S-8 registering the shares reserved for issuance under the 2023 Plan as soon as reasonably practicable after becoming eligible to use such form.
Equity Compensation Plan Information
No shares of Common Stock were covered by awards outstanding under the 2023 Plan as of the date of this prospectus.

DESCRIPTION OF SECURITIES TO BE REGISTERED
The following summary of the material terms of the Common Stock is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our Certificate of Incorporation and Bylaws in their entirety for a complete description of the rights and preferences of the Common Stock.
Authorized and Outstanding Capital Stock
Our Certificate of Incorporation authorizes the issuance of 81,000,000 shares, consisting of 80,000,000 shares of Class A Common Stock, $0.0001 par value per share, and 1,000,000 shares of Preferred Stock, $0.0001 par value per share. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. As of March 20, 2024, there were 29,251,629 shares of Common Stock issued and outstanding and no shares of preferred stock issued or outstanding.
Common Stock
Voting Power
Except as otherwise required by law, our Certificate of Incorporation or as otherwise provided in any certificate of designation for any series of preferred stock, Stockholders possess all voting power for the election of directors and all other matters requiring stockholder action. Except as otherwise provided in our Certificate of Incorporation or expressly required by law, Stockholders are entitled to one (1) vote per share on matters to be voted on by Stockholders.
Except as otherwise required by law, Stockholders, as such, are not entitled to vote on any amendment that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant our Certificate of Incorporation or pursuant to the DGCL.
Dividends
Subject to applicable law and the rights and preferences of any holders of any outstanding series of preferred stock, Stockholders, as such, are entitled to the payment of dividends on the Common Stock when, as and if declared by the Board in accordance with applicable law.
Liquidation, Dissolution and Winding Up
Upon Volato Group’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any holders of Volato Group’s Preferred Stock having liquidation preferences, if any, the holders of Common Stock will be entitled to receive pro rata Volato Group’s remaining assets available for distribution.
Preemptive or Other Rights
Holders of Common Stock will not be entitled to preemptive rights, and Common Stock is not subject to conversion, redemption or sinking fund provisions.
Election and Removal of Directors
Directors will be elected by a plurality of the votes cast at each annual meeting of stockholders held for the election of such class of directors. Each director will hold office until the next succeeding annual meeting for the election of the applicable class of directors and until his or her successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Because the Board would be classified into three terms, the directors are generally elected to serve three years. In compliance with applicable U.S. aviation laws, at least two-thirds of the directors in office at any time must be comprised of individuals who meet the definition of “a citizen of the United States” under applicable law.
Directors may only be removed for cause and only by the affirmative vote of holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Preferred Stock
Our Certificate of Incorporation provides that shares of Volato Group Preferred Stock (“Preferred Stock”) may be issued from time to time in one or more series. The Board is authorized to establish the number of shares to be included in each such series, to fix the designation, vesting, powers (including voting powers), preferences and relative, participating, optional or other rights (and the qualifications, limitations or restrictions thereof) of the shares of each such series and to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series, in each case without further vote or action by the stockholders. The Board will be able to, without stockholder approval, issue Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of the Board to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of Volato Group or the removal of existing management.
Warrants
As of the date of this Report, there were 29,026,000 warrants to purchase Common Stock outstanding, consisting of 13,800,000 public warrants (the “Public Warrants”) and 15,226,000 private warrants.
Each public warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time following the Closing. However, no public warrants will be exercisable for cash unless there is an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the public warrants and a current prospectus relating to such shares of Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the public warrants is not effective within 120 days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when the Volato Group shall have failed to maintain an effective registration statement, exercise public warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. The public warrants will expire five years from the Closing at 5:00 p.m., Eastern Time.
Each private warrant is exercisable for one share of Common Stock at an exercise price of $11.50 per share, and (ii) such private warrants will be exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by the Volato Group, in each case so long as they are still held by PASI or its affiliates.
Listing of Securities
The Common Stock and the public warrants commenced trading on the NYSE American under the symbols “SOAR” and “SOAR.WS”, respectively, on December 4, 2023.
Transfer Agent and Registrar
The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company (“Continental”). We have agreed to indemnify Continental in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
Anti-Takeover Effects of Provisions of the Charter and Delaware Law
Certain provisions of the Charter and laws of the State of Delaware could make it more difficult to acquire Volato Group by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Volato Group to first negotiate with the Board. Volato Group believes that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value.

However, these provisions may delay, deter or prevent a merger or acquisition of Volato Group that a stockholder might consider is in their best interest or in Volato Group’s best interests, including transactions that might result in a premium over the prevailing market price of Common Stock.
Authorized but Unissued Shares
The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE American. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could make more difficult or discourage an attempt to obtain control of Volato Group by means of a proxy contest, tender offer, merger or otherwise.
Classified Board; Removal of Directors
The Board is classified into three terms, such that directors would generally be elected to serve three years. In compliance with applicable U.S. aviation laws, at least two-thirds of the directors in office at any time must be comprised of individuals who meet the definition of “a citizen of the United States” under applicable law. Under the Charter, directors may only be removed for cause and only may by the affirmative vote of holders of at least two-thirds of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
These provisions may make it more difficult for stockholders to change the composition of the Board or delay their ability to do so.
Stockholder Action; Special Meetings of Stockholders
The Charter provides that, subject to the rights of any series of preferred stock, stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling at least two-thirds of Common Stock would not be able to amend the bylaws without holding a meeting of stockholders called in accordance with the bylaws. Further, the Charter provides that only the Chairperson of the Company Board, the chief executive officer of the Company, or the Board may call special meetings of stockholders, thus prohibiting a holder of Common Stock from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of Volato Group to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
The Bylaws provide that stockholders seeking to bring business before the Company’s annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice. To be timely, a stockholder’s notice will need to be delivered to the Secretary of Volato Group at its principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which date of the preceding year’s annual meeting, in the case of the first annual meeting of stockholders shall be deemed to be June 1, 2023). In the event that the annual meeting is more than 30 days before or more than 60 days after such anniversary date (subject to certain exceptions for the first annual meeting following the consummation of the Business Combination), to be timely, a stockholder’s notice must be so delivered no earlier than the close of business on the 120th day prior to such annual meeting and not later than the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of such annual meeting was first made by Volato Group. The Bylaws also specify certain requirements as to the form and content of a stockholders’ notice.
Supermajority Requirements for the Amendment of the Charter
The bylaws may be amended or repealed by the Board or by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of all of the then-outstanding shares of the capital stock of Volato Group entitled to vote in the election of directors, voting as one class. In addition, the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the then-outstanding shares of capital stock of Volato Group entitled to vote generally in the election of directors, voting together as a single class, will be required to amend certain provisions of the Charter, including provisions relating to the classified board, the size of the board, removal of directors, special meetings, actions by written consent, and designation of preferred stock.
Board Vacancies and Newly Created Directorships; Board Size
The Charter provides that, subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy or newly created directorship on the Board may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. Any director chosen to fill a vacancy or newly created directorship will hold office until the expiration of the term of the class for which he or she was elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal. In addition, the number of directors constituting the whole Board is permitted to be set only by a resolution of the Board. These provisions prevent a stockholder from increasing the size of the Board and then gaining control of the board by filling the resulting newly created directorships with its own nominees. This makes it more difficult to change the composition of the Board, but promotes continuity of management.
Exclusive Forum Selection
The Charter requires, unless Volato Group consents in writing to the selection of an alternative forum and to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of) will be the sole and exclusive forum to bring: (i) any derivative action or proceeding brought on behalf of Volato Group; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of Volato Group or any stockholder to Volato Group or the Volato Group stockholders; (iii) any action or proceeding asserting a claim as such arising out of provision of the DGCL, the Charter or the Bylaws (as the same may be amended from time to time) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law. However, such forum selection provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. The Charter will also provide that, unless Volato Group consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Charter provides that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, the Charter provides that the choice of forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act
The Charter provides that any person or entity purchasing or otherwise acquiring any interest in shares of Volato Group’s capital stock shall be deemed to have notice of and consented to the forum selection provisions in the Charter.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Volato Group or its directors, officers, or other employees, which may discourage such lawsuits against Volato Group and its directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in the Charter to be inapplicable or unenforceable in an action, Volato Group may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.
Section 203 of the Delaware General Corporation Law
Volato Group will be, subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a Delaware corporation that is listed on a national securities exchange or held of record by more than

2,000 stockholders from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested is approved in a prescribed manner as summarized below or another exception or exemption applies. A “business combination” includes, among other things, certain mergers, asset or stock sales or other transactions together resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of several specific exceptions and exemptions, which include but are not limited to situations where:
•
before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder; or

•
the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in Section 203 did not apply because the corporation’s certificate of incorporation opted out of Section 203.

Under certain circumstances, Section 203 of the DGCL will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring Volato Group to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. Section 203 of the DGCL also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Limitation on Liability and Indemnification of Directors and Officers
The Bylaws provide that Volato Group’s directors and officers will be indemnified and advanced expenses by Volato Group to the fullest extent authorized or permitted by the DGCL as it now exists or may in the future be amended, subject to exceptions, including without limitation that the rights of such persons to indemnification under the Bylaws does not generally include proceedings or parts thereto initiated by the indemnitee without authorization from the Board. In addition, the Charter provides that Volato Group’s directors and officers will not be personally liable to Volato Group or its stockholders for monetary damages for breaches of their fiduciary duty as directors or officers to the fullest extent permitted by the DGCL (including as the DGCL may potentially be amended in the future to permit further exculpation of directors or officers).
The Bylaws also permit Volato Group to purchase and maintain insurance on behalf of any officer, director, employee or agent of Volato Group for any liability arising out of his or her status as such, regardless of whether the DGCL would permit indemnification.
These provisions may discourage stockholders from bringing a lawsuit against Volato Group directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative or other litigation against directors and officers, even though such an action, if successful, might otherwise benefit Volato Group and its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent Volato Group pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification and advancement provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Volato Group directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Rule 144
Pursuant to Rule 144, a person who has beneficially owned restricted shares of Common Stock for at least six months would be entitled to sell such shares provided that (a) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (b) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.
Persons who have beneficially owned restricted shares of Common Stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•	1% of the total number of shares of such securities then-outstanding; or
•	the average weekly reported trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.
Restrictions on Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and materials required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
As a result, it is likely that pursuant to Rule 144, our insiders will be able to sell their shares of Common Stock freely without registration one year after the Closing Date assuming they are not an affiliate of ours at that time.
Listing of Securities
The Common Stock and Public Warrants are currently listed on the NYSE American under the symbols “SOAR” and “SOAR.WS,” respectively.
We have applied to list the Private Warrants on NYSE American.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information known to Volato Group regarding the beneficial ownership of Common Stock upon the Closing by:
•	each person who is the beneficial owner of more than 5% of the outstanding shares of Common Stock;
•	each of Volato Group’s named executive officers and directors; and
•	all of Volato Group’s named executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and rights that are currently exercisable or exercisable within 60 days.
The beneficial ownership of Common Stock is based on 29,251,629 shares of Common Stock issued and outstanding as of March 20, 2024.6
Name of Beneficial Owner	Number of shares of Common Stock Beneficially Owned	Percentage of shares of outstanding Common Stock
Greater than 5% Stockholders:
PROOF Acquisition Sponsor I, LLC(1)	5,507,813	19.64%
Named Executive Officers and Directors:(2)
Matthew Liotta(3)	4,932,900	17.5%
Nicholas Cooper(4)	3,466,153	12.36%
Michael Prachar(5)	316,393	1.12%
Keith Rabin(6)	509,081	1.78%
Mark Heinen	—	*
Katherine Arris-Wilson(7)	12,357	*
Dana Born	—	*
Joan Sullivan Garrett(8)	27,214	*
Peter Mirabello	—	*
Michael Nichols(9)	43,415	*
All directors and named executive officers as a group (10 individuals)	8,689,470	30.99%
*	Less than 1%.
(1)	The business address of this beneficial owner is 11911 Freedom Drive, Suite 1080 Reston, VA 20190. 16,421 of its shares were forfeit to PACI in connection with the closing of the Business Combination.
(2)	The business address of each of our officers and directors is 1954 Airport Road, Suite 124, Chamblee, Georgia 30341.
(3)
Mr. Liotta beneficially owns (i) 3,466,153 shares of Common Stock held by Argand Group LLC in which Mr. Liotta holds shared voting and dispositive power, (ii) 144,719 shares of Common Stock underlying Options; and (iii) 1,322,118 shares of Common Stock held by PDK Capital, LLC in which Mr. Liotta has sole voting power and shares dispositive power with Ms. Liotta.

(4)	Mr. Cooper beneficially owns 3,466,153 shares of Common Stock held by Hoop Capital LLC in which Mr. Cooper holds shared voting and investment power.
(5)	Mr. Prachar beneficially owns 316,393 shares of Common Stock underlying Options.
(6)	Mr. Rabin beneficially owns 509,081 shares of Common Stock underlying Options.
(7)
Ms. Arris-Wilson beneficially owns 12,357 shares through The Katherine Wilson Revocable Trust for the benefit of Ms. Arris-Wilson. Ms. Arris-Wilson holds a pecuniary interest in PROOF Acquisition Sponsor I, LLC which holds shares in the Company for which she disclaims beneficial ownership.

(8)	Ms. Garrett beneficially owns: (i) 5,507 shares of Common Stock; and (ii) 21,707 shares of Common Stock underlying Options.
(9)	Mr. Nichols beneficially owns 43,415 shares of Common Stock underlying Options.
[6]	NTD: Volato to advise whether any changes to shares are necessary.

SELLING STOCKHOLDERS
This prospectus relates to the offer and sale, from time to time, by the selling stockholders named in this prospectus, or any of their pledgees, donees, transferees, assignees and successors-in-interest and other permitted transferees that hold any of the selling stockholders’ interest in the shares of Common Stock and Private Warrants after the date of this prospectus (“permitted transferees” and, collectively with such selling stockholders, the “Selling Stockholders”), of up to an aggregate of 23,318,122 shares of Common Stock which consists of (i) 6,883,579 shares of Common Stock that were converted from Class B shares held by PROOF Acquisition Sponsor I, LLC (“PASI”), certain funds and accounts managed by Blackrock, Inc. and PROOF.vc SPV for a price of less than $0.01 per share; (ii) 15,226,000 Class A shares underlying the Private Warrants for no additional consideration; (iii) 213,273 shares of Common Stock to be issued to LSH Partners Securities LLC (“LSHP”) pursuant to the Letter Agreement dated July 26, 2023, as amended on November 30, 2023 for a price of $3.52 per share; (iv) 284,363 shares of Common Stock issued to Roth Capital Partners, LLC (“Roth”) pursuant to the Engagement Letter dated October 16, 2023 as amended on December 1 2023 for a price of $3.52 per share; and (v) 710,907 shares of Common Stock issued to BTIG, LLC (“BTIG”) pursuant to the Letter Agreement dated November 28, 2022, as amended on December 1, 2023 for a price of $3.52 per share, and of up to 15,226,000 Private Warrants which were originally issued for a price of $1.00 per Private Warrant. The Selling Stockholders may from time to time offer and sell any or all of the securities set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the tables below and their permitted transferees who later come to hold any of the Selling Stockholders’ interest in the Common Stock in accordance with the terms of the Registration Rights Agreement or any other agreements governing the registration rights applicable to such Selling Stockholder’s shares of Common Stock.
The following table sets forth the names of the Selling Stockholders, the aggregate number of shares of Common Stock and warrants beneficially owned, the aggregate number of shares of Common Stock and warrants that the Selling Stockholders may offer pursuant to this prospectus and the number of shares of Common Stock and warrants beneficially owned by the Selling Stockholders after the sale of the securities offered hereby. The percentage of beneficial ownership after the offered securities are sold is calculated based on 29,251,629 shares of Common Stock outstanding as of March 20, 2024.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and rights that are currently exercisable or exercisable within 60 days.
We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of the shares of Common Stock or warrants held by them. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock or warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of these tables, we have assumed that the Selling Stockholders will have sold all of the securities covered by this prospectus upon the completion of the offering and that no other purchases or sales of our securities by the Selling Stockholders will have occurred.
The Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s securities pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of securities registered on its behalf. A Selling Stockholder may sell or otherwise transfer all, some or none of such securities in this offering. See “Plan of Distribution.”
	Before the Offering(2)				After the Offering(3)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Warrants	Number of Shares of Class A Common Stock Being Offered	Number of Warrants Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock	Number of Warrants	Percentage of Outstanding Warrants
Proof Acquisition Sponsor I, LLC(4)	5,507,813	14,455,500	5,507,813	14,455,500	—	—	—	—
Blackrock, Inc.(5)	308,200	770,500	308,200	770,500	—	—	—	—
PROOF.vc SPV(4)	1,067,566	—	1,067,566	—	—	—	—	—
Roth Capital Partners, LLC(6)	284,363	—	284,363	—	—	—	—	—

	Before the Offering(2)				After the Offering(3)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Warrants	Number of Shares of Class A Common Stock Being Offered	Number of Warrants Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock	Number of Warrants	Percentage of Outstanding Warrants
LSH Partners Securities LLC(7)	213,273	—	213,273	—	—	—	—	—
BTIG, LLC(8)	710,907	—	710,907	—	—	—	—	—
*	Less than 1%.
(1)
Under applicable SEC rules, a person is deemed to beneficially own securities which the person has the right to acquire within 60 days through the exercise of any option or warrant or through the conversion of a convertible security. Also under applicable SEC rules, a person is deemed to be the “beneficial owner” of a security with regard to which the person directly or indirectly, has or shares (a) voting power, which includes the power to vote or direct the voting of the security, or (b) investment power, which includes the power to dispose, or direct the disposition, of the security, in each case, irrespective of the person’s economic interest in the security. To our knowledge, subject to community property laws where applicable, each person named in the table has sole voting and investment power with respect to the common stock shown as beneficially owned by such selling stockholder, except as otherwise indicated in the footnotes to the table.

(2)
The columns “Number of Shares of Class A Common Stock” and “Number of Shares of Class A Common Stock Being Offered” exclude the number of shares of Class A Common Stock underlying the Private Warrants.

(3)
Represents the amount of shares that will be held by the selling stockholder after completion of this offering based on the assumption that no other shares of common stock are acquired or sold by the selling stockholder prior to completion of this offering. However, each selling stockholder may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

(4)
The business address of PROOF Acquisition Sponsor, LLC is 11911 Freedom Drive, Suite 1080, Reston, Virginia 20190. John Backus, Steve Mullins and Michael Zarlenga are managing members of PROOF Sponsor Management, LLC, the manager of PROOF Acquisition Sponsor I, LLC (“PASI”) and no person individually has the power to vote or control the interests of PASI. Each individual disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein.

(5)
Consists of (i) 11,063 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Total Return Bond Fund; (ii) 4,491 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Global Long/Short Credit Fund of Blackrock Funds IV; (iii) 119,659 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Strategic Income Opportunities Portfolio of Black Rock Funds V; (iv) 72,703 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Global Allocation Fund, Inc.; (v) 20,735 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Black Rock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc.; (vi) 541 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Global Allocation Portfolio of Blackrock Series Fund, Inc.; (vii) 7,631 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Global Allocation Collective Fund; (viii) 19,506 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Capital Allocation Trust; (ix) 16,564 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock ESG Capital Allocation Trust; (x) 2,734 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Strategic Global Bond Fund Inc; (xi) 1,183 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Blackrock Investment Management (Australia) Limited As Responsible Entity of the Blackrock Global Allocation Fund (AUST); (xii) 29,444 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Master Total Return Portfolio of Master Bond LLC; (xiii) 1,946 shares of Common Stock which were converted from Class B Common Stock at the Merger Effective Time held by Strategic Income Opportunities Bond Fund; and (i) 51,838 shares of Common Stock underlying Private Warrants held by Black Rock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc.; (ii) 27,657 shares of Common Stock underlying Private Warrants held by Blackrock Total Return Bond Fund; (iii) 11,228 shares of Common Stock underlying Private Warrants held by Blackrock Global Long/Short Credit Fund of Blackrock Funds IV; (iv) 299,148 shares of Common Stock underlying Private Warrants held by Blackrock Strategic Income Opportunities Portfolio of Black Rock Funds V; (v) 181,758 shares of Common Stock underlying Private Warrants held by Blackrock Global Allocation Fund, Inc.; (vi) 1,351 shares of Common Stock underlying Private Warrants held by Blackrock Global Allocation Portfolio of Blackrock Series Fund, Inc.; (vii) 19,079 shares of Common Stock underlying Private Warrants held by Blackrock Global Allocation Collective Fund; (viii) 48,765 shares of Common Stock underlying Private Warrants held by Blackrock Capital Allocation Trust; (ix) 41,409 shares of Common Stock underlying Private Warrants held by Blackrock ESG Capital Allocation Trust; (x) 6,834 shares of Common Stock underlying Private Warrants held by Blackrock Strategic Global Bond Fund Inc; (xi) 2,956 shares of Common Stock underlying Private Warrants held by Blackrock Investment Management (Australia) Limited As Responsible Entity of the Blackrock Global Allocation Fund (AUST); (xii) 73,612 shares of Common Stock underlying Private Warrants held by Master Total Return Portfolio of Master Bond LLC; and (xiii) 4,865 shares of Common Stock underlying Private Warrants held by Strategic Income Opportunities Bond Fund. The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 50 Hudson Yards, New York, NY 10001. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.

(6)
As members of Roth Capital, Byron Roth and Gordon Roth have voting and dispositive power with respect to the shares held of record by Roth. The business address of Roth Capital is 888 San Clemente Drive, Suite 400, Newport Beach, California 92660.

(7)	The business address of LSH Partners Securities LLC is 444 Madison Avenue, Suite 2801 New York, New York 10022.
(8)	The business address of BTIG, LLC is 600 Montgomery Street, 6th Floor, San Francisco, California 94111.

The following table reflects the further distribution of 6,575,379 shares of Common Stock that were converted from Class B shares held by PASI and PROOF.SPV to additional Selling Stockholders.
	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
2002 Tsakalos Family Irrevocable Trust by Liberty Tsakalos dated 8/7/2002	830	830	—	—
A. Louis Santaro	332	332	—	—
Adam Miller	332	332	—	—
Alexander S. Pasquale Revocable Trust	19,546	19,546	—	—
Ambrose Barbuto	332	332	—	—
Andrew Chase 2005 Revocable Trust UAD 3/29/05, Andrew Chase, Trustee	11,328	11,328	—	—
Aotearoa Investments V LLC	8,303	8,303	—	—
Ari Jacoby	249	249	—	—
ASL PRIME LLC	10,830	10,830	—	—
Astea Ventures, LLC	664	664	—	—
Ava Realty Group	3,625	3,625	—	—
Azoic Ventures, Inc.	11,660	11,660	—	—
Balmoral Fund	3,322	3,322	—	—
Barry R. Gosnell LLC	17,980	17,980	—	—
Blewis Family II, LLC	6,641	6,641	—	—
Boyce Partners, LLC	1,660	1,660	—	—
BR & MG Gosnell Family, LLC	7,429	7,429	—	—
Braunwald Group LP	830	830	—	—
Brian B. Boorstein Trust dated July 19, 1993	332	332	—	—
Brian G Rapp Living Trust	6,049	6,049	—	—
Brian Lampe	126	126	—	—
Brian Radecki	830	830	—	—
Brookewood Investment Company, LLC	11,660	11,660	—	—
Bruce C. Rapp Revocable Living Trust	9,310	9,310	—	—
Bruce S. Wolock & Wendy T. Wolock, Tenants by the Entirety	830	830	—	—
Butler Family Trust, Declaration dated 4/8/2005	332	332	—	—
Caitlin K. Carpenter	830	830	—	—
Caivis Investment Company V, LLC	830	830	—	—
Calvin Neider	21,852	21,852	—	—
Calvin Neider 2012 Family Trust	21,852	21,852	—	—
Campana Holdings LLC	70,564	70,564	—	—
Cardella W. Coleman	1,162	1,162	—	—
Carimax GmbH	3,322	3,322	—	—
Carol Ann Blum	830	830	—	—
908 Investments LLC	13,947	13,947	—	—
Chiron RCAF, LLC	13,947	13,947	—	—
Christopher C. Dodson & Cara S. Dodson, Tenants by the Entirety	830	830	—	—
Christopher James Neil	31,047	31,047	—	—
Clarke Family II, LLC	1,660	1,660	—	—
Cristobal AG	8,303	8,303	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
Cynthia Fiddler	9,939	9,939	—	—
Dale and Jeannie Wolf	35,283	35,283	—	—
Daniel M. Giamartino	1,394	1,394	—	—
Daniel Roth Revocable Trust	9,939	9,939	—	—
Daniel Tropea	332	332	—	—
David A Rosow	32,609	32,609	—	—
David Burstein	2,788	2,788	—	—
Citron Family Investments LLC	830	830	—	—
David Cremin Trust	38,594	38,594	—	—
David D. Carliner	830	830	—	—
David F. Giamartino (2022) Irrevocable Trust	4,655	4,655	—	—
David G. Heller Investment Trust	76,856	76,856	—	—
David J. Giamartino	3,024	3,024	—	—
David Lyons	3,925	3,925	—	—
David Roth Revocable Trust	9,939	9,939	—	—
David Rusoff Spurr and Amy Jessica Spurr as Trustees of the Spurr Joint Revocable Trust dated May 26, 2022	830	830	—	—
David Silverman	25,717	25,717	—	—
David T. Blair	3,321	3,321	—	—
Debra Pascale	332	332	—	—
Diana M. Murphy	830	830	—	—
Dimond Capital, LLC	1,660	1,660	—	—
DiNenno Family, LLC	996	996	—	—
DMG & Bro LLC	6,522	6,522	—	—
Dogrosey, LLC	996	996	—	—
Domeyko Taylor Holding Company	14,109	14,109	—	—
Donald R. Jones	13,947	13,947	—	—
Dori Gilels Family Benefit Trust	9,939	9,939	—	—
Douglas W. Kimmelman	3,322	3,322	—	—
Dr. Christoph Ludwig	2,080	2,080	—	—
Earl Rennison	332	332	—	—
Edward G. Balter	830	830	—	—
Edward Sall	1,394	1,394	—	—
EFG Bank AG	332	332	—	—
EJA Industries, LLC	572,073	572,073	—	—
Emile A. Bendit Revocable Trust	830	830	—	—
Emily Gilels Family Benefit Trust	9,939	9,939	—	—
Eryn Lampe	134	134	—	—
Fader Enterprises I LLC FBO Brian Fader	830	830	—	—
Fader Enterprises I LLC FBO Scott Fader	830	830	—	—
FF Group Ltd.	13,947	13,947	—	—
Gaingels Funds 820 LLC	598	598	—	—
Game Creek Retirement Investments-ASA, LLC	5,577	5,577	—	—
Gary J and Geraldine M Stanko	6,049	6,049	—	—
Gary S. Powers	12,692	12,692	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
GAT 2018 Trust	6,346	6,346	—	—
Genine Mccormick Amended & Restated Rev Trust 11/11/08	32,609	32,609	—	—
Glenn Lebowitz	10,745	10,745	—	—
Goldman-Valeriote Family Trust u/a/d 11/15/95	2,224	2,224	—	—
Gregory D. Myers Revocable Trust U/A 8/20/03, Gregory D. Myers, Trustee	830	830	—	—
Group Four Holdings, LLC	33,288	33,288	—	—
Hannah Roth Living Trust	9,939	9,939	—	—
Hanwell Hill Investments, LLC	498	498	—	—
Harold D. Copperman Revocable Trust	11,158	11,158	—	—
Hin-King Tai	5,664	5,664	—	—
Hoffman 2011 Family Trust	3,322	3,322	—	—
Howard Bruce Rosenberg and Mary Ellen Rosenberg, Trustees of the Rosenberg Living Trust dated November 23, 2009	332	332	—	—
Howard Dolgon	6,678	6,678	—	—
Howard McCarthy and Janice McCarthy, JTWROS	9,939	9,939	—	—
Humble Rogue Ventures, LLC	1,660	1,660	—	—
Ian Sobieski	83	83	—	—
Jacaranda Rose LLC	332	332	—	—
Jacques E. Haeringer Revocable Trust dated February 3, 2005	1,084	1,084	—	—
Jaime Sohacheski	238,919	238,919	—	—
James E. Krueger	13,111	13,111	—	—
JCMC Investment Group LLC	65,217	65,217	—	—
Jeffrey K. Hettleman Revocable Trust	830	830	—	—
Jeffrey K. McMahon	830	830	—	—
Jeffrey T. Becks	1,660	1,660	—	—
Jennifer Schretter	107,887	107,887	—	—
Jesse Leimgruber	332	332	—	—
John A. Pennisi Sr	9,607	9,607	—	—
John A. Pennisi Sr 2012 Irrevocable Trust I, Annie Kelly TTEE	9,607	9,607	—	—
John A. Pennisi Sr 2012 Irrevocable Trust II, John A. Pennisi Jr. TTEE	9,607	9,607	—	—
John Altmeyer	63,812	63,812	—	—
John Boyd & Kathryn Boyd, Tenants by the Entirety	830	830	—	—
John C. Backus, Jr.	713,339	713,339	—	—
John Carlton Backus III	830	830	—	—
John D. Howard	332	332	—	—
John F Burke Revocable Trust., John F Burke, Trustee	336,541	336,541	—	—
John F. Curtis	664	664	—	—
John Giamartino	19,565	19,565	—	—
Jonathan Lin	19,852	19,852	—	—
Jose M. Rosenfeld	9,939	9,939	—	—
Joseph Marzullo	6,678	6,678	—	—
Julian Ha Revocable Inter Vivos Trust dated May 9, 2007	830	830	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
K Street Capital Investments LLC PV-1	1,543	1,543	—	—
KBW Ventures Management Co., LLC	57,459	57,459	—	—
Keith W. Jaffee S Trust	830	830	—	—
Kenneth C. Hoffman	38,428	38,428	—	—
Kevin Potter	2,832	2,832	—	—
Kimmelman Ventures LLC	4,981	4,981	—	—
Lane Ventures LLC	2,491	2,491	—	—
Lawrence Krieger	1,726	1,726	—	—
Lee Dranikoff	830	830	—	—
Levy Family Benefit Trust	13,947	13,947	—	—
Lina D. Malas	830	830	—	—
Lionel F. Gilels Florida Revocable Trust	9,939	9,939	—	—
Liss Capital LLC	1,660	1,660	—	—
LJMMJ Investors LLC	18,190	18,190	—	—
LPKT 2007 LLC	57,941	57,941	—	—
Lynne Michelle Biggar	23,873	23,873	—	—
Manoj Agarwala	13,024	13,024	—	—
Marc B. Sherman	830	830	—	—
Marilyn M. Carp	830	830	—	—
Marion I. Knott	1,992	1,992	—	—
Mark Lerdal	110,100	110,100	—	—
Mark V. Parkinson & Stacy A. Parkinson, Tenants by the Entirety	1,162	1,162	—	—
Marnie L. Woodson	3,325	3,325	—	—
Marsha Roth Revocable Trust	20,044	20,044	—	—
Marshall Jan Lux	332	332	—	—
Marstar Investments LLC	58,321	58,321	—	—
Mary Curlett Cooper Family Trust	830	830	—	—
Mays Chapel Partners, LLC	6,642	6,642	—	—
MB Asset Management Ltd.	3,321	3,321	—	—
McGovern Family, LLC	830	830	—	—
MDH Flying Dutchman Irrevocable Trust	830	830	—	—
Mel Davidson	21,333	21,333	—	—
Michael A. Dritz	5,332	5,332	—	—
Michael Henriques	7,473	7,473	—	—
Michael J. Tsakalos	332	332	—	—
Michael K. Henriques 2010 GRAT I	25,543	25,543	—	—
Michael Kuemmerle	1,332	1,332	—	—
Michael Mark Stanton	15,427	15,427	—	—
Michael McCormick Amended & Restated Rev Trust u/a 11/11/08	32,609	32,609	—	—
Michael Smith	3,024	3,024	—	—
Michael W. Zarlenga	384,634	384,634	—	—
Midland Trust Company As Custodian FBO Salahuddin Abbasi # 1721904	13,947	13,947	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
Milfam Investments LLC	80,775	80,775	—	—
MKW LLC	996	996	—	—
MPP Holdings LLC	1,300	1,300	—	—
Nanz Global Opportunities GbR	12,500	12,500	—	—
Nanz Wachstum GbR	6,642	6,642	—	—
NDTCO as Custodian FBO Jeffrey McMahon IRA	432	432	—	—
Never Say Never Again LLC	1,162	1,162	—	—
NGO Capital Partners, LLC	23,043	23,043	—	—
Nicholas V. R. Halsey	332	332	—	—
Nikhil Barai & Nitika Barai	4,182	4,182	—	—
Norman Traino	332	332	—	—
NYR LLC	830	830	—	—
Oliver Ambach	830	830	—	—
Orama Investments LLC	65,217	65,217	—	—
OurCrowd (Investment in PF II) LP	8,934	8,934	—	—
OurCrowd (Investment in PF II-Q) L.P.	31,723	31,723	—	—
OurCrowd International Investment III, LP	398	398	—	—
Pacific Premier Trust Custodian FBO Nicholas Halsey IRA	9,510	9,510	—	—
Patricia Sacks Kornfeld	32,021	32,021	—	—
Patrick & Wheaton Mahoney JTWROS	664	664	—	—
Paul Wasserman	21,285	21,285	—	—
Peter and Elaine Shaw Family Trust DTD 12/28/92, Peter and Elaine Shaw Trustees	830	830	—	—
Peter Harrison	50,830	50,830	—	—
Peter J Luther & Sherry M Luther JT TEN	3,261	3,261	—	—
Peter Parts	10,022	10,022	—	—
Peter T. Nicholl Revocable Trust	1,660	1,660	—	—
Philip J. DiNenno Marital Trust A	830	830	—	—
Phillip Hazen	2,788	2,788	—	—
Popponesset Capital, LLC	305,787	305,787	—	—
Przybocki Family Trust	14,820	14,820	—	—
Quartz Capital II LLC	830	830	—	—
RAYCAP ASSET HOLDINGS LTD	6,642	6,642	—	—
RHCB21 LLC	664	664	—	—
Richard D. Fiddler	13,200	13,200	—	—
Ripgen, LLC	996	996	—	—
Robert Douglas Lawler	32,609	32,609	—	—
Robert H. Weller	13,947	13,947	—	—
Robert Owens	332	332	—	—
Robin D. Coady	830	830	—	—
Rolf Schneider	1,992	1,992	—	—
Roman Kuvaev	830	830	—	—
Romer Family Trust (as of March, 2011)	498	498	—	—
Ronald H. Stern	1,665	1,665	—	—
Ruchi Upaday Irrevocable Trust	332	332	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
Saad Alsaif	5,577	5,577	—	—
Sachs Family Investment LLC	830	830	—	—
Sand Hill Angels XVIIIF, LLC	7,091	7,091	—	—
Sand Hill Angels XXIF, LLC	184,845	184,845	—	—
Sanjay Singh	332	332	—	—
Scott R. Vogel Revocable Trust	830	830	—	—
Scott Taylor	830	830	—	—
Shake & Bake, LLC	332	332	—	—
Shannon Wu	332	332	—	—
Shelden Sacks and Andrea Sacks, JTWROS	3,837	3,837	—	—
Sherry Cask Investments LLC	332	332	—	—
Shreedhar Shah & Sonal Shah, Tenants by the Entirety	1,328	1,328	—	—
Simon J. Lawrence	166	166	—	—
Sky Rainbow Group Limited	6,642	6,642	—	—
Stacck Ventures LLC	14,109	14,109	—	—
Stargazer Limited	3,321	3,321	—	—
Stephen Socolof	664	664	—	—
Steven Jesse Shapiro 2016 Spousal Lifetime Access Trust	1,992	1,992	—	—
Strategic Partners VIII Investments L.P.	83,019	83,019	—	—
Suennen Family Trust dated June 28, 1996	52,704	52,704	—	—
Sunil Kumar Gupta	1,394	1,394	—	—
Thanasis Delistathis Living Trust	336,541	336,541	—	—
The Barry R. Gosnell Revocable Trust dated April 12, 2019	71,880	71,880	—	—
The Bonnie Ann Clarke Revocable Trust	1,661	1,661	—	—
The Charles C. Winkle Revocable Trust	1,660	1,660	—	—
The Katherine Wilson Revocable Trust	113,646	113,646	—	—
The Lisa A. Reid Revocable Trust	830	830	—	—
The Mary Anna Hou 2014 Trust	2,491	2,491	—	—
The Nicholl Family Foundation, Inc.	996	996	—	—
The Osprey Foundation, Inc.	3,322	3,322	—	—
The Rennison Family Trust dated April 18, 2016	7,846	7,846	—	—
The Simon Vine Revocable Trust	830	830	—	—
The William C. Clarke, III Revocable Trust	1,661	1,661	—	—
The Yoreinu Foundation	9,939	9,939	—	—
Theodore K. Goff	830	830	—	—
Thomas C. Ries & Leslie S. Ries, Tenants by the Entirety	831	831	—	—
Thomas K. Lane 2011 Revocable Trust	2,491	2,491	—	—
Timothy D. Bonniwell	7,692	7,692	—	—
Timothy W. Chase Revocable Trust	830	830	—	—
Todd D. Gardner & Laura R. Gardner, Tenants by the Entirety	830	830	—	—
Tortigi Holdings LLC	3,321	3,321	—	—
Tyler Averdick	13,947	13,947	—	—
Umbrian Renewal, LLC	332	332	—	—
Vasily Sidorov	8,164	8,164	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
Vincent Prot	5,830	5,830	—	—
W. Allen Rossiter 2004 Revocable Trust	830	830	—	—
Warren Packard	12,692	12,692	—	—
Wei-Ming Shao & Alexandra R. Wagner, Tenants by the Entirety	3,330	3,330	—	—
Wendy A. Armenta Revocable Trust dated February 28, 2023	1,726	1,726	—	—
Wiegand Living Trust, dtd 1-10-97, David J Wiegand, Co-Trustee	11,328	11,328	—	—
William O. Brisben	830	830	—	—
Winford Funding, LLC	1,660	1,660	—	—
WS Investment Company, LLC (2019A)	332	332	—	—
WTA Capital, LLC	9,160	9,160	—	—
Zage Partners, LLC	166	166	—	—
Zeid Masri	166	166	—	—
Dennis Liotta	25,000	25,000	—	—
Phil Michaels	25,000	25,000	—	—
LSH Partners Securities LLC	—	—	—	—
AAA Refrigeration Service Inc Inc Profit Sharing Plan Trust	332	332	—	—
Ajay Ejantkar & Nimisha Agarwal JTWROS	1,394	1,394	—	—
AJM International Limited	6,250	6,250	—	—
Aleksander Gurevich	5,000	5,000	—	—
Andreas Clenow	830	830	—	—
Andrew Hayes	50,000	50,000	—	—
Barry R. Gosnell Rev Trust & Mary G. Gosnell Rev Trust JTWROS	21,538	21,538	—	—
Chao Willard Family Trust	5,000	5,000	—	—
Choi Family 2013 Revocable Trust	5,000	5,000	—	—
Cripple Creek Holdings I, LLC (Series 14)	33,750	33,750	—	—
Cynthia P. Danaher Irrev Spousal Access Trust	27,897	27,897	—	—
Ha Dao	2,500	2,500	—	—
Henryville Limited	9,962	9,962	—	—
Jay Bruce Revocable Trust UAD 7/23/10	10,000	10,000	—	—
Joanna L. Dranikoff Secondary Marital Trust	7,500	7,500	—	—
Jordan Nof	2,500	2,500	—	—
Magnetar Capital Master Fund LTD	30,820	30,820	—	—
Magnetar Constellation Master Fund, LTD	43,456	43,456	—	—
Magnetar Discovery Master Fund Ltd	7,705	7,705	—	—
Magnetar Lake Credit Fund LLC	16,643	16,643	—	—
Magnetar SC Fund, LTD	11,211	11,211	—	—
Magnetar Structured Credit Fund, LP	16,181	16,181	—	—
Magnetar Xing He Master Fund, LTD	16,990	16,990	—	—
Margaret E Varona	25,000	25,000	—	—
Marin Bader	1,000	1,000	—	—
Matthew Moore 2013 Revocable Trust	2,500	2,500	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Shares of Class A Common Stock	Number of Shares of Class A Common Stock Being Offered	Number of Shares of Class A Common Stock	Percentage of Shares of Class A Common Stock
Melanie H. Ness	42,000	42,000	—	—
Michael J. Lorenz Revocable Trust	39,017	39,017	—	—
Michael John Biggar and Risa Forister Biggar, Trustees of the Biggar Family Trust u/d/t September 20, 1993	21,617	21,617	—	—
Purpose Alternative Credit Fund Ltd	8,206	8,206	—	—
Purpose Alternative Credit Fund- T LLC	2,889	2,889	—	—
Randall J. Messenger Trust	2,500	2,500	—	—
Richard Fetyko	1,250	1,250	—	—
Richard T. Horan, Jr. and Katherine V. Horan JTWROS	9,133	9,133	—	—
Shaker A. Khayatt, Jr. Revocable Trust U/A 10-12-2018, Shaker A. Khayatt, Jr. as Trustee	664	664	—	—
Stephen Marcus	5,000	5,000	—	—
Steve Mullins	200,000	200,000	—	—
Steven Shapiro	12,500	12,500	—	—
Stickstone LLC	7,500	7,500	—	—
The Amos Ben-Meir Separate Property Trust	10,000	10,000	—	—
True VC Series 1	10,000	10,000	—	—
Watpool Investments LLC	5,000	5,000	—	—
(1)
The columns “Number of Shares of Class A Common Stock” and “Number of Shares of Class A Common Stock Being Offered” exclude the number of shares of Class A Common Stock underlying the Private Warrants.

(2)
Represents the amount of shares that will be held by the selling stockholder after completion of this offering based on the assumption that no other shares of common stock are acquired or sold by the selling stockholder prior to completion of this offering. However, each selling stockholder may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

The following table reflects the further distribution of 14,455,500 Class A shares underlying the Private Warrants held by PASI and PROOF.SPV to additional Selling Stockholders.
	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
2002 Tsakalos Family Irrevocable Trust by Liberty Tsakalos dated 8/7/2002	2,206	2,206	—	—
A. Louis Santaro	883	883	—	—
AAA Refrigeration Service Inc Inc Profit Sharing Plan Trust	883	883	—	—
Adam Miller	883	883	—	—
Ajay Ejantkar & Nimisha Agarwal JTWROS	1,250	1,250	—	—
AJM International Limited	23,437	23,437	—	—
Aleksander Gurevich	—	—	—	—
Alexander S. Pasquale Revocable Trust	53,926	53,926	—	—
Ambrose Barbuto	883	883	—	—
Andreas Clenow	2,206	2,206	—	—
Andrew Chase 2005 Revocable Trust UAD 3/29/05, Andrew Chase, Trustee	41,030	41,030	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
Andrew Hayes	50,000	50,000	—	—
Aotearoa Investments V LLC	22,066	22,066	—	—
Ari Jacoby	662	662	—	—
ASL PRIME LLC	39,706	39,706	—	—
Astea Ventures, LLC	1,765	1,765	—	—
Ava Realty Group	3,250	3,250	—	—
Azoic Ventures, Inc.	41,913	41,913	—	—
Balmoral Fund	8,826	8,826	—	—
Barry R. Gosnell LLC	47,652	47,652	—	—
Barry R. Gosnell Rev Trust & Mary G. Gosnell Rev Trust JTWROS	69,375	69,375	—	—
Michael John Biggar and Risa Forister Biggar, Trustees of the Biggar Family Trust u/d/t September 20, 1993	67,037	67,037	—	—
Blewis Family II, LLC	17,652	17,652	—	—
Boyce Partners, LLC	4,413	4,413	—	—
BR & MG Gosnell Family, LLC	17,783	17,783	—	—
Braunwald Group LP	2,206	2,206	—	—
Brian B. Boorstein Trust dated July 19, 1993	883	883	—	—
Brian G Rapp Living Trust	9,022	9,022	—	—
Brian Lampe	334	334	—	—
Brian Radecki	2,206	2,206	—	—
Brookewood Investment Company, LLC	41,913	41,913	—	—
Bruce C. Rapp Revocable Living Trust	15,543	15,543	—	—
Bruce S. Wolock & Wendy T. Wolock, Tenants by the Entirety	2,206	2,206	—	—
Butler Family Trust, Declaration dated 4/8/2005	883	883	—	—
Caitlin K. Carpenter	2,206	2,206	—	—
Caivis Investment Company V, LLC	2,206	2,206	—	—
Calvin Neider	72,538	72,538	—	—
Calvin Neider 2012 Family Trust	72,538	72,538	—	—
Campana Holdings LLC	130,434	130,434	—	—
Cardella W. Coleman	3,089	3,089	—	—
Carimax GmbH	8,826	8,826	—	—
Carol Ann Blum	2,206	2,206	—	—
908 Investments LLC	12,500	12,500	—	—
Chao Willard Family Trust	—	—	—	—
Chiron RCAF, LLC	12,500	12,500	—	—
Choi Family 2013 Revocable Trust	—	—	—	—
Christopher C. Dodson & Cara S. Dodson, Tenants by the Entirety	2,206	2,206	—	—
Christopher James Neil	92,089	92,089	—	—
Clarke Family II, LLC	4,413	4,413	—	—
Cripple Creek Holdings I, LLC (Series 14)	32,812	32,812	—	—
Cristobal AG	22,065	22,065	—	—
Cynthia Fiddler	27,405	27,405	—	—
Cynthia P. Danaher Irrev Spousal Access Trust	25,000	25,000	—	—
Dale and Jeannie Wolf	65,217	65,217	—	—
Daniel M. Giamartino	1,250	1,250	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
Daniel Roth Revocable Trust	27,405	27,405	—	—
Daniel Tropea	883	883	—	—
David A Rosow	65,217	65,217	—	—
David Burstein	2,500	2,500	—	—
Citron Family Investments LLC	2,206	2,206	—	—
David Cremin Trust	106,528	106,528	—	—
David D. Carliner	2,206	2,206	—	—
David F. Giamartino (2022) Irrevocable Trust	7,772	7,772	—	—
David G. Heller Investment Trust	212,174	212,174	—	—
David J. Giamartino	4,511	4,511	—	—
David Lyons	8,287	8,287	—	—
David Roth Revocable Trust	27,405	27,405	—	—
David Rusoff Spurr and Amy Jessica Spurr as Trustees of the Spurr Joint Revocable Trust dated May 26, 2022	2,206	2,206	—	—
David Silverman	80,883	80,883	—	—
David T. Blair	8,826	8,826	—	—
Debra Pascale	883	883	—	—
Dennis Liotta	—	—	—	—
Diana M. Murphy	2,206	2,206	—	—
Dimond Capital, LLC	4,413	4,413	—	—
DiNenno Family, LLC	2,648	2,648	—	—
DMG & Bro LLC	13,043	13,043	—	—
Dogrosey, LLC	2,648	2,648	—	—
Domeyko Taylor Holding Company	26,087	26,087	—	—
Donald R. Jones	12,500	12,500	—	—
Dori Gilels Family Benefit Trust	27,405	27,405	—	—
Douglas W. Kimmelman	8,826	8,826	—	—
Dr. Christoph Ludwig	6,894	6,894	—	—
Earl Rennison	883	883	—	—
Edward G. Balter	2,206	2,206	—	—
Edward Sall	1,250	1,250	—	—
EFG Bank AG	883	883	—	—
EJA Industries, LLC	1,607,609	1,607,609	—	—
Emile A. Bendit Revocable Trust	2,206	2,206	—	—
Emily Gilels Family Benefit Trust	27,405	27,405	—	—
Eryn Lampe	354	354	—	—
Fader Enterprises I LLC FBO Brian Fader	2,206	2,206	—	—
Fader Enterprises I LLC FBO Scott Fader	2,206	2,206	—	—
FF Group Ltd.	12,500	12,500	—	—
Gaingels Funds 820 LLC	1,589	1,589	—	—
Game Creek Retirement Investments-ASA, LLC	5,000	5,000	—	—
Gary J and Geraldine M Stanko	9,022	9,022	—	—
Gary S. Powers	40,000	40,000	—	—
GAT 2018 Trust	20,000	20,000	—	—
Genine Mccormick Amended & Restated Rev Trust 11/11/08	65,217	65,217	—	—
Glenn Lebowitz	33,084	33,084	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
Goldman-Valeriote Family Trust u/a/d 11/15/95	3,456	3,456	—	—
Gregory D. Myers Revocable Trust U/A 8/20/03, Gregory D. Myers, Trustee	2,206	2,206	—	—
Group Four Holdings, LLC	104,857	104,857	—	—
Ha Dao	—	—	—	—
Hannah Roth Living Trust	27,405	27,405	—	—
Hanwell Hill Investments, LLC	1,324	1,324	—	—
Harold D. Copperman Revocable Trust	10,000	10,000	—	—
Henryville Limited	26,478	26,478	—	—
Hin-King Tai	20,515	20,515	—	—
Hoffman 2011 Family Trust	8,826	8,826	—	—
Howard Bruce Rosenberg and Mary Ellen Rosenberg, Trustees of the Rosenberg Living Trust dated November 23, 2009	883	883	—	—
Howard Dolgon	20,883	20,883	—	—
Howard McCarthy and Janice McCarthy, JTWROS	27,405	27,405	—	—
Humble Rogue Ventures, LLC	4,413	4,413	—	—
Ian Sobieski	221	221	—	—
Jacaranda Rose LLC	883	883	—	—
Jacques E. Haeringer Revocable Trust dated February 3, 2005	975	975	—	—
Jaime Sohacheski	602,641	602,641	—	—
James E. Krueger	43,523	43,523	—	—
Jay Bruce Revocable Trust UAD 7/23/10	37,500	37,500	—	—
JCMC Investment Group LLC	130,435	130,435	—	—
Jeffrey K. Hettleman Revocable Trust	2,206	2,206	—	—
Jeffrey K. McMahon	2,206	2,206	—	—
Jeffrey T. Becks	4,413	4,413	—	—
Jennifer Schretter	57,763	57,763	—	—
Jesse Leimgruber	883	883	—	—
Joanna L. Dranikoff Secondary Marital Trust	28,125	28,125	—	—
John A. Pennisi Sr	26,522	26,522	—	—
John A. Pennisi Sr 2012 Irrevocable Trust I, Annie Kelly TTEE	26,522	26,522	—	—
John A. Pennisi Sr 2012 Irrevocable Trust II, John A. Pennisi Jr. TTEE	26,522	26,522	—	—
John Altmeyer	186,087	186,087	—	—
John Boyd & Kathryn Boyd, Tenants by the Entirety	2,206	2,206	—	—
John C. Backus, Jr.	1,002,264	1,002,264	—	—
John Carlton Backus III	2,206	2,206	—	—
John D. Howard	883	883	—	—
John F Burke Revocable Trust., John F Burke, Trustee	916,346	916,346	—	—
John F. Curtis	1,765	1,765	—	—
John Giamartino	39,130	39,130	—	—
Jonathan Lin	62,124	62,124	—	—
Jordan Nof	—	—	—	—
Jose M. Rosenfeld	27,405	27,405	—	—
Joseph Marzullo	20,883	20,883	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
Julian Ha Revocable Inter Vivos Trust dated May 9, 2007	2,206	2,206	—	—
K Street Capital Investments LLC PV-1	4,099	4,099	—	—
KBW Ventures Management Co., LLC	404,413	404,413	—	—
Keith W. Jaffee S Trust	2,206	2,206	—	—
Kenneth C. Hoffman	106,087	106,087	—	—
Kevin Potter	10,258	10,258	—	—
Kimmelman Ventures LLC	13,240	13,240	—	—
Lane Ventures LLC	6,619	6,619	—	—
Lawrence Krieger	2,133	2,133	—	—
Lee Dranikoff	2,206	2,206	—	—
Levy Family Benefit Trust	12,500	12,500	—	—
Lina D. Malas	2,205	2,205	—	—
Lionel F. Gilels Florida Revocable Trust	27,405	27,405	—	—
Liss Capital LLC	4,413	4,413	—	—
LJMMJ Investors LLC	60,074	60,074	—	—
LPKT 2007 LLC	159,850	159,850	—	—
LSH Partners Securities LLC	100,000	100,000	—	—
Lynne Michelle Biggar	75,168	75,168	—	—
Margaret E Varona	—	—	—	—
Magnetar Capital Master Fund LTD	77,050	77,050	—	—
Magnetar Constellation Master Fund, LTD	108,641	108,641	—	—
Magnetar Discovery Master Fund Ltd	19,263	19,263	—	—
Magnetar Lake Credit Fund LLC	41,607	41,607	—	—
Magnetar SC Fund, LTD	28,027	28,027	—	—
Magnetar Structured Credit Fund, LP	40,451	40,451	—	—
Magnetar Xing He Master Fund, LTD	42,474	42,474	—	—
Manoj Agarwala	40,883	40,883	—	—
Marc B. Sherman	2,206	2,206	—	—
Marilyn M. Carp	2,206	2,206	—	—
Marin Bader	—	—	—	—
Marion I. Knott	5,296	5,296	—	—
Mark Lerdal	165,586	165,586	—	—
Mark V. Parkinson & Stacy A. Parkinson, Tenants by the Entirety	3,089	3,089	—	—
Marnie L. Woodson	9,844	9,844	—	—
Marsha Roth Revocable Trust	55,249	55,249	—	—
Marshall Jan Lux	883	883	—	—
Marstar Investments LLC	121,326	121,326	—	—
Mary Curlett Cooper Family Trust	2,206	2,206	—	—
Matthew Moore 2013 Revocable Trust	9,375	9,375	—	—
Mays Chapel Partners, LLC	17,652	17,652	—	—
MB Asset Management Ltd.	8,826	8,826	—	—
McGovern Family, LLC	2,206	2,206	—	—
MDH Flying Dutchman Irrevocable Trust	2,206	2,206	—	—
Mel Davidson	29,964	29,964	—	—
Melanie H. Ness	59,250	59,250	—	—
Michael A. Dritz	19,633	19,633	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
Michael Henriques	19,859	19,859	—	—
Michael J. Tsakalos	883	883	—	—
Michael K. Henriques 2010 GRAT I	72,962	72,962	—	—
Michael Kuemmerle	4,633	4,633	—	—
Michael J. Lorenz Revocable Trust	124,983	124,983	—	—
Michael Mark Stanton	46,482	46,482	—	—
Michael McCormick Amended & Restated Rev Trust u/a 11/11/08	65,217	65,217	—	—
Michael Smith	4,511	4,511	—	—
Michael W. Zarlenga	397,226	397,226	—	—
Midland Trust Company As Custodian FBO Salahuddin Abbasi # 1721904	12,500	12,500	—	—
Milfam Investments LLC	150,000	150,000	—	—
MKW LLC	2,648	2,648	—	—
MPP Holdings LLC	3,455	3,455	—	—
Nanz Global Opportunities GbR	46,875	46,875	—	—
Nanz Wachstum GbR	17,653	17,653	—	—
NDTCO as Custodian FBO Jeffrey McMahon IRA	1,147	1,147	—	—
Never Say Never Again LLC	3,089	3,089	—	—
NGO Capital Partners, LLC	63,587	63,587	—	—
Nicholas V. R. Halsey	883	883	—	—
Nikhil Barai & Nitika Barai	3,750	3,750	—	—
Norman Traino	883	883	—	—
NYR LLC	2,206	2,206	—	—
Oliver Ambach	2,206	2,206	—	—
Orama Investments LLC	130,435	130,435	—	—
OurCrowd (Investment in PF II-Q) L.P.	84,312	84,312	—	—
OurCrowd (Investment in PF II) LP	23,742	23,742	—	—
OurCrowd International Investment III, LP	1,059	1,059	—	—
Pacific Premier Trust Custodian FBO Nicholas Halsey IRA	31,140	31,140	—	—
Patricia Sacks Kornfeld	102,242	102,242	—	—
Patrick & Wheaton Mahoney JTWROS	1,765	1,765	—	—
Paul Wasserman	66,155	66,155	—	—
Peter and Elaine Shaw Family Trust DTD 12/28/92, Peter and Elaine Shaw Trustees	2,206	2,206	—	—
Peter Harrison	49,081	49,081	—	—
Peter J Luther & Sherry M Luther JT TEN	6,522	6,522	—	—
Peter Parts	27,625	27,625	—	—
Peter T. Nicholl Revocable Trust	4,413	4,413	—	—
Phil Michaels	—	—	—	—
Philip J. DiNenno Marital Trust A	2,206	2,206	—	—
Phillip Hazen	2,500	2,500	—	—
Popponesset Capital, LLC	691,306	691,306	—	—
Przybocki Family Trust	44,585	44,585	—	—
Purpose Alternative Credit Fund Ltd	20,515	20,515	—	—
Purpose Alternative Credit Fund- T LLC	7,223	7,223	—	—
Quartz Capital II LLC	2,206	2,206	—	—
Randall J. Messenger Trust	9,375	9,375	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
RAYCAP ASSET HOLDINGS LTD	17,652	17,652	—	—
RHCB21 LLC	1,765	1,765	—	—
Richard D. Fiddler	33,926	33,926	—	—
Richard Fetyko	4,688	4,688	—	—
Richard T. Horan, Jr. and Katherine V. Horan JTWROS	26,663	26,663	—	—
Ripgen, LLC	2,648	2,648	—	—
Robert Douglas Lawler	65,217	65,217	—	—
Robert H. Weller	12,500	12,500	—	—
Robert Owens	883	883	—	—
Robin D. Coady	2,206	2,206	—	—
Rolf Schneider	5,296	5,296	—	—
Roman Kuvaev	2,206	2,206	—	—
Romer Family Trust (as of March, 2011)	1,324	1,324	—	—
Ronald H. Stern	5,791	5,791	—	—
Ruchi Upaday Irrevocable Trust	883	883	—	—
Saad Alsaif	5,000	5,000	—	—
Sachs Family Investment LLC	2,205	2,205	—	—
Sand Hill Angels XVIIIF, LLC	18,842	18,842	—	—
Sand Hill Angels XXIF, LLC	557,165	557,165	—	—
Sanjay Singh	883	883	—	—
Scott R. Vogel Revocable Trust	2,206	2,206	—	—
Scott Taylor	2,206	2,206	—	—
Shake & Bake, LLC	883	883	—	—
Shaker A. Khayatt, Jr. Revocable Trust U/A 10-12-2018, Shaker A. Khayatt, Jr. as Trustee	1,765	1,765	—	—
Shannon Wu	883	883	—	—
Shelden Sacks and Andrea Sacks, JTWROS	11,176	11,176	—	—
Sherry Cask Investments LLC	883	883	—	—
Shreedhar Shah & Sonal Shah, Tenants by the Entirety	3,530	3,530	—	—
Simon J. Lawrence	441	441	—	—
Sky Rainbow Group Limited	17,653	17,653	—	—
Stacck Ventures LLC	26,087	26,087	—	—
Stargazer Limited	8,826	8,826	—	—
Stephen Marcus	—	—	—	—
Stephen Socolof	1,765	1,765	—	—
Steve Mullins	200,000	200,000	—	—
Steven Jesse Shapiro 2016 Spousal Lifetime Access Trust	5,296	5,296	—	—
Steven Shapiro	46,875	46,875	—	—
Stickstone LLC	28,125	28,125	—	—
Strategic Partners VIII Investments L.P.	220,647	220,647	—	—
Suennen Family Trust dated June 28, 1996	8,441	8,441	—	—
Sunil Kumar Gupta	1,250	1,250	—	—
Thanasis Delistathis Living Trust	916,346	916,346	—	—
The Amos Ben-Meir Separate Property Trust	18,750	18,750	—	—
The Barry R. Gosnell Revocable Trust dated April 12, 2019	220,595	220,595	—	—
The Bonnie Ann Clarke Revocable Trust	4,413	4,413	—	—

	Before the Offering(1)		After the Offering(2)
Name of Selling Securityholders(1)	Number of Warrants	Number of Warrants Being Offered	Number of Warrants	Percentage of Outstanding Warrants
The Charles C. Winkle Revocable Trust	4,413	4,413	—	—
The Katherine Wilson Revocable Trust	86,522	86,522	—	—
The Lisa A. Reid Revocable Trust	2,206	2,206	—	—
The Mary Anna Hou 2014 Trust	6,619	6,619	—	—
The Nicholl Family Foundation, Inc.	2,648	2,648	—	—
The Osprey Foundation, Inc.	8,826	8,826	—	—
The Rennison Family Trust dated April 18, 2016	23,000	23,000	—	—
The Simon Vine Revocable Trust	2,206	2,206	—	—
The William C. Clarke, III Revocable Trust	4,413	4,413	—	—
The Yoreinu Foundation	27,405	27,405	—	—
Theodore K. Goff	2,206	2,206	—	—
Thomas C. Ries & Leslie S. Ries, Tenants by the Entirety	2,206	2,206	—	—
Thomas K. Lane 2011 Revocable Trust	6,619	6,619	—	—
Timothy D. Bonniwell	30,625	30,625	—	—
Timothy W. Chase Revocable Trust	2,206	2,206	—	—
Todd D. Gardner & Laura R. Gardner, Tenants by the Entirety	2,206	2,206	—	—
Tortigi Holdings LLC	8,826	8,826	—	—
True VC Series 1	37,500	37,500	—	—
Tyler Averdick	12,500	12,500	—	—
Umbrian Renewal, LLC	883	883	—	—
Vasily Sidorov	29,890	29,890	—	—
Vincent Prot	20,956	20,956	—	—
W. Allen Rossiter 2004 Revocable Trust	2,206	2,206	—	—
Warren Packard	40,000	40,000	—	—
Watpool Investments LLC	9,375	9,375	—	—
Wei-Ming Shao & Alexandra R. Wagner, Tenants by the Entirety	11,581	11,581	—	—
Wendy A. Armenta Revocable Trust dated February 28, 2023	2,133	2,133	—	—
Wiegand Living Trust, dtd 1-10-97, David J Wiegand, Co-Trustee	41,030	41,030	—	—
William O. Brisben	2,206	2,206	—	—
Winford Funding, LLC	4,413	4,413	—	—
WS Investment Company, LLC (2019A)	883	883	—	—
WTA Capital, LLC	32,538	32,538	—	—
Zage Partners, LLC	441	441	—	—
Zeid Masri	441	441	—	—
(1)	The columns “Number of Warrants” and “Number of Warrants Being Offered” represent the number of shares of Class A Common Stock underlying the Private Warrants.
(2)
Represents the amount of shares that will be held by the selling stockholder after completion of this offering based on the assumption that no other shares of common stock are acquired or sold by the selling stockholder prior to completion of this offering. However, each selling stockholder may sell all, some or none of the shares offered pursuant to this prospectus and may sell other shares of common stock that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to “Non U.S. Holders.” It is intended as general information only, and does not purport to provide a complete analysis of all potential U.S. federal income tax considerations that may be relevant to Non-U.S. Holders. The discussion is based on current provisions of the U.S. IRC of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the IRS and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.
As used herein, a Non U.S. Holder means a beneficial owner of Common Stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes. In this regard, a U.S. person includes:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or other business entity classified as a corporation under U.S. federal income tax law) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or
•
a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has validly elected to be treated as a U.S. domestic trust.

If a partnership (or other business entity classified as a partnership under U.S. federal income tax law) holds shares of Common Stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership.
This summary is limited to Non-U.S. Holders that will hold shares of Common Stock as capital assets, within the meaning of Section 1221 of the Code (i.e., generally, for investment). It does not consider specific facts and circumstances that may apply to a particular Non-U.S. Holder’s tax position. This summary also does not consider the Medicare tax on certain investment income, any aspect of U.S. federal tax law other than income taxation and, to the limited extent addressed herein, estate taxation, or any consequences that may arise under applicable state, local or non-U.S. tax laws. Additionally, it does not consider Non-U.S. Holders that may be subject to special tax treatment under the U.S. federal income tax laws (including banks and other financial institutions, insurance companies, dealers in securities, persons subject to the alternative minimum tax, holders of Common Stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive Common Stock as compensation).
INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF OTHER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND APPLICABLE TAX TREATIES.
U.S. Trade or Business Income
For purposes of this discussion, dividend income and gain on the sale or other taxable disposition of Common Stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax provided the Non-U.S. Holder complies with applicable certification and disclosure requirements; instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends
Distributions of cash or property that we pay will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of Common Stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the Non-U.S. Holder’s tax basis in the Common Stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or other successor form), as applicable, certifying its entitlement to benefits under the treaty. A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.
The U.S. federal withholding tax described above does not apply to dividends that are U.S. trade or business income, as defined above, of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Dispositions of Common Stock
Subject to the discussions on backup withholding and FATCA (as defined below) withholding below, Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of Common Stock unless:
•	the gain is U.S. trade or business income, as defined above;
•
the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, provided the non-U.S holder has timely filed U.S. federal income tax returns with respect to such losses); or

•
we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the Common Stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests,” as defined in the Code and applicable regulations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of Common Stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the Common Stock, provided that the Common Stock is regularly traded on an established securities market. We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future. No assurance can be given, however, that we will not be a USRPHC, or that the Common Stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of Common Stock.
U.S. Federal Estate Taxes
Shares of Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding Requirements
We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or other intergovernmental agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Dividends paid on Common Stock and the payment of gross proceeds from a taxable disposition of Common Stock may be subject to additional information reporting and may also be subject to U.S. federal backup withholding (currently at a 24% rate) if such non-U.S. holder fails to comply with applicable U.S. information reporting and certification requirements. Provision of any IRS Form W-8 appropriate to the non-U.S. holder’s circumstances will generally satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act and related IRS guidance (“FATCA”) impose a 30% U.S. federal withholding tax on certain payments (including dividend payments on Common Stock and, subject to the discussion of proposed Treasury regulations below, payments of gross proceeds from the sale or other disposition of Common Stock) made to certain non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption applies. An intergovernmental agreement between the jurisdiction of a recipient and the United States may modify these rules.
As noted above, withholding under FATCA can apply to payments of gross proceeds from the sale or other disposition of Common Stock. Treasury regulations have been proposed, however, that would entirely eliminate FATCA withholding on payments of gross proceeds. Taxpayers generally may rely on these proposed Treasury regulations until the promulgation of final Treasury regulations on the matter.
THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT INTENDED, AND SHOULD NOT BE CONSTRUED, AS TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION
The Selling Stockholders may offer and sell, from time to time, their respective shares of Common Stock covered by this prospectus. For purposes of this section, the term “Selling Stockholders” includes pledgees, donees, assignees and successors-in-interest selling shares of Common Stock or interests in Common Stock received after the date of this prospectus from a Selling Stockholder as a gift, pledge, partnership distribution or other transfer. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Stockholders may sell their securities by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	an over-the-counter distribution in accordance with the rules of NYSE American;
•
through trading plans entered into by a Selling Stockholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their securities on the basis of parameters described in such trading plans;

•	settlement of short sales entered into after the date of this prospectus;
•	distribution to members, partners or equityholders of the Selling Stockholders;
•	through the writing or settlement of options or other hedging transaction, whether through an options exchange or otherwise;
•	through loans or pledges, including to a broker-dealer or an affiliate thereof;
•	delayed delivery arrangements;
•	to or through underwriters or agents;
•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;
•	in options transactions; and
•	through a combination of any of the above methods of sale, as described below, or any other method permitted pursuant to applicable law.
In addition, any securities that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the securities or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the securities in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell the securities short and redeliver the securities to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders may also pledge securities to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged securities pursuant to this prospectus (as supplemented or amended to reflect such transaction).
A Selling Stockholder that is an entity may elect to make an in-kind distribution of Common Stock to its members, partners or equityholders pursuant to the Registration Statement by delivering a prospectus. To the extent that such distributees are not affiliates of ours, such members, partners or equityholders would thereby receive freely tradable shares of Common Stock pursuant to a distribution pursuant to the Registration Statement. To the extent such distributees are affiliates of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit them to use the prospectus to resell the securities acquired in the distribution.
A Selling Stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by any Selling Stockholder or borrowed from any Selling Stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from any Selling Stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post-effective amendment). In addition, any Selling Stockholder may otherwise loan or pledge securities to a financial institution or other third party that in turn may sell the securities short using this prospectus. Such financial institution or other third party may transfer its economic short position to investors in our securities or in connection with a concurrent offering of other securities.
In effecting sales, broker-dealers or agents engaged by the Selling Stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated immediately prior to the sale.
In offering the securities covered by this prospectus, the Selling Stockholders and any broker-dealers who execute sales for the Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the Selling Stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the securities against certain liabilities, including liabilities arising under the Securities Act.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
Certain agents, underwriters and dealers, and their associates and affiliates, may be customers of, have borrowing relationships with, engage in other transactions with, or perform services, including investment banking services, for us or one or more of our respective affiliates and/or the Selling Stockholders or one or more of its respective affiliates in the ordinary course of business for which they receive compensation.
We have agreed to indemnify the Selling Stockholders party to the Registration Rights Agreement against certain civil liabilities, including certain liabilities under the Securities Act, relating to the registration of the shares of Common Stock offered by them pursuant to this prospectus, and such Selling Stockholders will be entitled to contribution from us with respect to those liabilities. The Selling Stockholders party to the Registration Rights

Agreement will indemnify us against certain civil liabilities, including liabilities under the Securities Act, and we will be entitled to contribution from such Selling Stockholders with respect to those liabilities. In addition, we or the Selling Stockholders party to the Registration Rights Agreement may provide agents and underwriters with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to those liabilities. For additional information regarding the rights and obligations under the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions” and “Introductory Note.”

LEGAL MATTERS
The validity of the securities offered hereby will be passed upon for us by Womble Bond Dickinson (US) LLP, Washington, DC. Any underwriters or agents will be advised about other issues relating to the offering by counsel to be named in the applicable prospectus supplement.
EXPERTS
Our financial statements as of December 31, 2023 and 2022 included in this prospectus, have been audited by Rose, Snyder & Jacobs LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern as described in Note 2 to the financial statements). Such financial statements are included in reliance on their reports given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to our company and the Common Stock, reference is made to the Registration Statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.
We are subject to the information reporting requirements of the Exchange Act and we are required to file reports, proxy statements and other information with the SEC. These reports, proxy statements, and other information are available for inspection and copying at the SEC’s website referred to above. You may request a copy of this prospectus by contacting us at: Volato Group, Inc. at 1954 Airport Rd., Suite 124, Chamblee, Georgia 30341. We also maintain a website at flyvolato.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
VOLATO GROUP, INC.7
[7]	NTD: to be updated when document is final.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Volato Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Volato Group, Inc. and Subsidiaries (the Company) as of December 31, 2023, and 2022 and the related statements of operations, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes to the consolidated financial statements (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred significant operating losses and negative cash flows from operations, during the year ended December 31, 2023, and has limited positive working capital at December 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2022.

Encino, California
March 25, 2024

VOLATO GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par value amounts)
	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$14,486	$5,777
Accounts receivable, net	2,990	1,880
Deposits	25,125	833
Prepaid expenses and other current assets	3,897	2,211
Total current assets	46,498	10,701

Property and equipment, net	846	348
Operating lease, right-of-use assets	1,278	1,574
Equity-method investment	154	1,159
Deposits	15,691	12,123
Forward purchase agreement	2,982	—
Restricted cash	2,237	2,102
Intangibles, net	1,391	1,615
Goodwill	635	635
Total assets	$71,712	$30,257

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$9,864	$3,663
Loan from related party	1,000	5,150
Convertible notes, net	—	18,844
Operating lease liability	326	283
Merger transaction costs payable in shares	4,250	—
Credit facility and other loans	19,340	57
Customer deposits and deferred revenue	12,857	2,163
Total current liabilities	47,637	30,160

Deferred income tax liability	305	305
Operating lease liability, non-current	965	1,291
Credit facility, non-current	8,054	4,170
Total liabilities	$56,961	$35,926
COMMITMENTS AND CONTINGENCIES (Note 18)

Shareholders’ equity (deficit):
Common Stock Class A, $0.0001 par value; 80,000,000 authorized; 28,043,449 and 11,268,877 shares issued and outstanding as of December 31, 2023 and 2022, respectively	3	1
Additional paid-in capital	78,410	5,185
Stock subscriptions receivable	—	(15)
Accumulated deficit	(63,662)	(10,840)
Total shareholders’ equity (deficit) attributable to Volato Group, Inc.	14,751	(5,669)
Total shareholders’ equity (deficit)	14,751	(5,669)
Total liabilities and shareholders’ equity (deficit)	71,712	$30,257

VOLATO GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except share data)
	For the Years Ended December 31,
	2023	2022
Revenue	$73,338	$96,706

Costs and expenses:
Cost of revenue	82,025	94,280
Selling, general and administrative	28,822	11,611
Total costs and expenses	110,847	105,891

Loss from operations	(37,509)	(9,185)

Other income (expenses):
Gain from deconsolidation of investments	—	581
Gain from sale of consolidated entity	387	—
Gain from sale of equity-method investment	883	—
Other income	180	15
Loss from change in fair value forward purchase agreement	(13,403)	—
Interest expense, net	(3,358)	(866)
Other expenses	(15,311)	(270)

Loss before provision for income taxes	(52,820)	(9,455)
Provision for incomes taxes (benefit)	2	(55)
Net Loss before non-controlling interest	(52,822)	(9,400)
Less: Net Loss attributable to non-controlling interest	—	(33)
Net Loss attributable to Volato Group, Inc.	$(52,822)	$(9,367)

Basic and Diluted net loss per share	$(3.46)	$(0.83)

Weighted average common share outstanding:
Basic and diluted	15,245,004	11,268,879
The accompanying notes are an integral part of these consolidated financial statements.

VOLATO GROUP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts in thousands, except shares)
	Series Seed Convertible Preferred Stock		Class A Common Stock		Additional Paid-in Capital	Subscription Receivable	Retained Deficit	Non- controlling Interest	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance December 31, 2021	3,981,236	$4	7,120,208	$7	$5,124	$(50)	$(1,473)	$4,298	$7,910
Retroactive application of conversion of Series Seed to Class A Common Stock	3,981	(4)	4,041,282	—	4	—	—	—	—
Retroactive application of recapitalization (note 1)	—	—	107,387	(6)	6	—	—	—	—
Balance as of December 31, 2021, As adjusted	—	—	11,268,877	1	5,134	(50)	(1,473)	4,298	7,910
Cash collected from subscription receivable	—	—	—	—	—	35	—	—	35
Stock-based compensation	—	—	—	—	17	—	—	—	17
Change in ownership interest in former subsidiary	—	—	—	—	34	—	—	—	34
Deconsolidation of former subsidiaries							—	(4,265)	(4,265)
Net loss	—	—	—	—	—	—	(9,367)	(33)	(9,400)
Balance December 31, 2022	—	$—	11,268,877	$1	$5,185	$(15)	$(10,840)	$—	$(5,669)
	Series Seed Convertible Preferred Stock		Class A Common Stock		Additional Paid-in Capital	Subscription Receivable	Retained Deficit	Non- controlling Interest	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance December 31, 2022	0	$—	11,268,877	$1	$5,185	$(15)	$(10,840)	$—	$(5,669)
Cash collected from subscription receivable	0	—	0	—	—	15	—	—	15
Stock-based compensation	0	—	0	—	82	—	—	—	82
Issuance of common stock to employees	0	—	9,441	—	94	—	—	—	94
Reverse recapitalization, net of transaction costs	0	—	8,650,969	1	10,461	—	—	—	10,462
Exercise of stock options	—	—	207,341	0	23	—	—	—	23
Issuance of preferred Series A-1 shares, converted to Class A common stock following business combination	—	—	2,447,453	0	24,204	—	—	—	24,204
Issuance of preferred Series A-2 and A-3 shares from conversion of notes payable, converted to Class A common stock following business combination	—	—	5,459,368	1	38,361	—	—	—	38,362
Net loss	0	—	0	—	—	—	(52,822)	—	(52,822)
Balance December 31, 2023	0	—	28,043,449	3	78,410	—	(63,662)	—	14,751
The accompanying notes are an integral part of these audited consolidated financial statements.

VOLATO GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
	For the Years ended December 31,
	2023	2022
Operating activities:
Net Loss	$(52,822)	$(9,367)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	200	162
Stock compensation expense	82	17
Fair value of common stock issued to employees	94	—
Gain from sale of equity-method investments	(883)	(581)
Gain from sale of consolidated entity	(387)	—
Gain (loss) from equity-method investments	(22)	45
Deferred income tax benefit	—	(80)
Amortization right-of-use asset	296	—
Amortization of debt discount	183	42
Change in fair value forward purchase agreement	13,403	—
Changes in assets and liabilities:
Accounts receivable	(1,111)	(2,223)
Prepaid and other current assets	(1,642)	(1,586)
Deposits	(3,858)	(11,399)
Account payable and accrued liabilities	5,662	2,217
Operating lease liability	(283)	—
Customers’ deposits and deferred revenue	10,694	1,321
Net cash used in operating activities	(30,394)	(21,432)
Investing activities:
Cash payment for property and equipment	(637)	(259)
Proceeds from sale of interest in equity-method investment	4,235	6,575
Payment for acquisition of GCA	—	(1,850)
Payment for the purchase of equity-method investments	(2,328)	—
Proceeds from the sale of consolidated entity	506	—
Cash obtained from acquisition of GCA	—	679
Net cash provided by investing activities	1,776	5,145
Financing activities:
Proceeds from lines of credit	1,000	4,950
Repayments of lines of credit	—	(5,800)
Collection on subscription receivable	15	35
Proceeds from issuance of convertible notes	12,670	18,879
Purchase of forward purchase agreement	(18,911)	—
Proceeds from forward purchase agreement	2,525	—
Proceeds from other loans	—	4,500
Repayment on loans	(787)	(6)
Proceeds from business combination	19,081	—
Business combination closing costs	(2,359)	—
Proceeds from the sale of preferred stock	24,204	—
Proceeds from exercise of stock options	23	—
Net cash provided by financing activities	37,461	22,558
Net increase in cash	8,843	6,271
Cash and restricted cash, beginning of year	7,879	1,608
Cash and restricted cash, end of period	$16,722	$7,879
The accompanying notes are an integral part of these audited consolidated financial statements.

	For the Years ended December 31,
	2023	2022
Supplemental disclosure of cash flow information:
Cash paid for interest	$2,268	$61
Cash paid for income taxes	—	—
Non-Cash Investing and Financing Activities:
Credit facility for the aircraft deposits	24,000	—
Conversion of line of credit to convertible note with related party	6,001	—
Original debt discount	230	—
Conversion of preferred stock to common stock class A	62,565	—
Merger transaction cost payable in stock	4,250	—
Liabilities assumed in merger transaction unpaid at 12/31/2023	1,722	—
Initial recognition of right-of-use asset	—	1,612
Fair value adjustment to equity-method investment upon deconsolidation	—	34
Acquisition of vehicle – direct finance	—	63
The accompanying notes are an integral part of these audited consolidated financial statements.

VOLATO GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2023
NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS
Volato Group, Inc. (“we”, “us”, “the Company”, or “Volato”) is a private aviation company founded in January 2021. That year, we entered the private jet charter and fractional ownership market with our Part 135 HondaJet ownership program, taking delivery of our first jet in August 2021 and completing our first Part 135 charter flight in October of 2021. The HondaJet is manufactured by Honda Aircraft Company (“Honda”). We took delivery of three HondaJets in 2021. In 2022, we continued to build our fleet of HondaJets. In March 2022, we acquired Gulf Coast Aviation, Inc., owner of G C Aviation, Inc., a Texas entity and Part 135 air carrier certificate holder. This acquisition added personnel and facilities to support managed aircraft, sales, maintenance, and other operational functions. Also in March 2022, we placed orders for four Gulfstream G280s for delivery in 2024 and 2025. In August of 2022, we launched the Volato Stretch jet card, a differentiated jet card product that provides flight credits for customer itinerary flexibility. In December of 2022, we signed a letter of intent for a multi-year fleet purchase of HondaJets with Honda. In January 2023, we launched our automated dynamic pricing tool for the general charter market. In March of 2023, we introduced the Insider Program, a deposit program for our charter services featuring HondaJet pricing caps in certain geographical areas. In May 2023, we and Honda executed a firm order for 23 HondaJets to be delivered in 2023 through 2025.
On December 1, 2023, Volato, Inc. (“Legacy Volato”), a Georgia corporation, PROOF Acquisition Corp I, a Delaware corporation (“PACI”) and PACI Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of PACI (“Merger Sub”), consummated the previously announced Business Combination Agreement, dated August 1, 2023 (the “Business Combination Agreement”). Pursuant to the terms of the Business Combination Agreement, a business combination between PACI and Legacy Volato was effected through the merger of Merger Sub with and into Legacy Volato, with Legacy Volato surviving the merger as a wholly-owned subsidiary of PACI (the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement and the other agreements contemplated thereby, the “Transactions”). In connection with the consummation of the Business Combination (the “Closing”), PACI changed its name to “Volato Group, Inc.”.
Legacy Volato was deemed the accounting acquirer in the business combination. This determination was primarily based on Legacy Volato’s stockholders prior to the business combination having a majority of the voting power in the combined company, Legacy Volato having the ability to appoint a majority of the board of directors of the combined company (the “Board”), Legacy Volato’s existing management comprising the senior management of the combined company, Legacy Volato comprising the ongoing operations of the combined company, Legacy Volato being the larger entity based on historical revenues and business operations, and the combined company assuming Legacy Volato’s name.
Accordingly, for accounting purposes, the business combination was treated as the equivalent of Legacy Volato issuing stock for the net assets of PACI, accompanied by a recapitalization. Under this method of accounting, PACI who was the legal acquirer, is treated as the “acquired” company (“accounting acquiree”) for financial reporting purposes. The net assets of PACI are stated at historical cost, with no goodwill or other intangible assets recorded. The equity structure has been restated in all comparative periods up to the closing date to reflect the number of shares of the Company’s Common Stock, $0.0001 par value per share, issued to Legacy Volato stockholders in connection with the business combination.
As such, the shares and corresponding capital amounts and earnings per share related to Legacy Volato’s common stock prior to the business combination have been retroactively restated as shares reflecting the exchange ratio of approximately 1.01508 pursuant to the terms of the business combination. Legacy Convertible Preferred Stock was retroactively adjusted, converted into Common Stock, and reclassified to permanent as a result of the reverse recapitalization.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Going concern, liquidity, and capital resources
The Company has only recently been formed, has limited operating history, has recorded a net loss of approximately $53 million for the year ended December 31, 2023, has a limited positive working capital of approximately $3 million, and has an accumulated deficit of approximately $64 million as of December 31, 2023. Net cash used in operating activities for the year ended December 31, 2023, was approximately $30 million.
These above matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations through the issuance of financial instruments including debts or equity, extend the use of its line of credit and the sale of aircraft at a premium to cost.
The Company also has the ability to reduce cash burn to preserve capital. Accordingly, management believes that its current cash position, along with its anticipated revenue growth and proceeds from future debt and/or equity financings, when combined with greater fleet utilization and prudent expense management, will allow the Company to continue as a going concern and to fund its operations for at least one year from the date these financials are available.
There are no assurances, however, that management will be able to raise capital or debt on terms acceptable to the Company. If the Company is unable to obtain sufficient additional capital, the Company may be required to reduce the near-term scope of its planned development and operations, which could delay implementation of the Company’s business plan and harm its business, financial condition, and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.
Basis of presentation
The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP” or “GAAP”) on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.
Reclassifications
Certain amounts in 2022 have been reclassified to conform with the current year’s presentation.
Principles of Consolidation
The consolidated financial statements include the Company’s accounts and the accounts of its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.
The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, Volato, Inc., a company incorporated in the State of Georgia, Gulf Coast Aviation, Inc. renamed Volato Aircraft Management Service (“VAMS”), a company incorporated in the State of Texas, GC Aviation, Inc., a company incorporated in the State of Texas, Fly Vaunt, LLC, a company incorporated in the State of Georgia, and Fly Dreams LLC, until March 3, 2023.
The Company’s consolidated subsidiaries were as follows:
Name of Consolidated Subsidiaries or Entities	State or Other Jurisdiction of Incorporation or Organization	Attributable Interest
Volato, Inc. (Legacy Volato)	Georgia	100%
Gulf Coast Aviation, Inc., renamed Volato Aircraft Management Service	Texas	100%
G C Aviation, Inc.	Texas	100%
Fly Vaunt, LLC	Georgia	100%
Fly Dreams, LLC (until March 3, 2023)	Georgia	100%
One of the components of the Company’s business model includes the sale of aircraft and ownership program. The aircraft ownership program is a model whereby the Company sells each fleet aircraft to a limited liability company, which was previously referred to as “Plane Co”. The Plane Co, which is owned by third-party owners, leases the aircraft back to the Company for management and charter operations on behalf of the LLC under 14 C.F.R. Part 135 certificate.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company does not hold any controlling interest in any Plane Co as of December 31, 2023, and 2022. Each Plane Co is set up to acquire and own one aircraft pursuant to the HondaJet aircraft purchase agreement executed with the Company. Each Plane Co is managed by PDK Management LLC until June 2023, an entity whose sole member is the Company’s Chief Executive Officer, through an operating agreement, and by Volato, Inc starting in July 2023.
On March 11, 2022, the Company executed a stock purchase agreement pursuant to which the Company acquired all of the issued and outstanding equity shares of Gulf Coast Aviation, Inc. for a total cash consideration of $1.85 million. Gulf Coast Aviation, Inc., is the owner of G C Aviation, Inc., a Texas entity and Part 135 air carrier certificate holder.
Fly Dreams holds the Federal Aviation Agency (“FAA”) certificate and conducts air carrier operations through an aircraft charter Management and Dry Lease Agreement with each of the Plane Co’s. On March 3, 2023, Legacy Volato transferred its Fly Dreams LLC operation to GCA and sold all of its membership interest in Fly Dreams LLC, including Fly Dreams FAA part 135 Certificate. Legacy Volato now conducts its operations under GCA FAA Part 135 Certificate. The selling price was $550 thousand, which resulted in the recognition of $387 thousand in gain, which is presented in other income (expense) in the consolidated statement of operations for the year ended December 31, 2023.
The Company does not hold any controlling interest in any limited liability companies as of December 31, 2023 and 2022.The Company only holds de minimis interest in one and two Plane Cos as of December 31, 2023 and 2022, respectively.
Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Such estimates include:
•	Useful lives of property, plant, and equipment.
•	Assumptions used in valuing equity instruments.
•	Deferred income taxes and related valuation allowance.
•	Assessment of long-lived assets impairment.
•	Assumptions used in the valuation of the forward purchase agreement
Cash and restricted cash
Cash consists primarily of cash on hand and bank deposits. The Company maintains cash deposits with financial institutions that may exceed federally insured limits at times. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2023 and 2022, the Company had no cash equivalents besides what was in the cash balance as of this date. The Company has $2.24 million and $2.10 million of restricted cash at December 31, 2023, and 2022, respectively, which serves as collateral for the credit facility with SAC Leasing G280 LLC.
Investment - Equity Method
The Company accounts for its equity method investment at cost, adjusted for the Company’s share of the investee’s earnings or losses, which is reported under other income (expense) in the consolidated statement of operations. The Company periodically reviews its investment for other than temporary declines in fair value below cost and more frequently when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.
As of December 31, 2023, the only equity-method investment was Volato 158 LLC with a 3.13% equity interest. As of December 31, 2022, the only equity-method investments were Volato 239 LLC with a 18.75% equity interest and Volato 158 LLC with a 3.13% equity interest. As of December 31, 2023 and 2022, management believes the carrying value of its equity method investments was recoverable in all material respects.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Accounts Receivable
Accounts receivables are reported on the consolidated balance sheets at the outstanding principal amount adjusted for any allowance for credit losses and any charge offs. The Company provides an allowance for credit losses to reduce trade receivables to their estimated net realizable value equal to the amount that is expected to be collected. This allowance is estimated based on historical collection experience, the aging of receivables, specific current and expected future macro-economic and market conditions, and assessments of the current creditworthiness and economic status of customers. The Company considers a receivable delinquent if it is unpaid after the term of the related invoice has expired. Balances that are still outstanding after management has used reasonable collection efforts are written off. The Company reviews its allowance for credit losses on a quarterly basis.
The Company recognized approximately $106 thousand and $5 thousand of bad debt expense during the years ended December 31, 2023 and 2022, respectively.
Fixed Assets
Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, which range from three to seven years:
Classification	Life
Machinery and equipment	3-7 years
Automobiles	5 years
Computer and office equipment	5 years
Website development costs	3 years
Computer Software Development
Software development costs are accounted for in accordance with ASC 350-40, Internal Use Software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation and software maintenance costs are expensed as incurred.
The capitalized computer software development costs are reported under the section fixed assets, net in the consolidated balance sheet and are amortized using the straight-line method over the estimated useful life of the software, generally three years from when the asset is placed in service. The Company determined that there were approximately $323 thousand and $114 thousand of internal software development costs incurred during the year ended December 31, 2023 and 2022, respectively. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.
Website development cost
The costs incurred for activities during the website application and infrastructure development stage are capitalized in accordance with the guidance on internal-use software in ASC 350-40. The Company capitalized approximately $241 thousand and $114 thousand of website development costs during the year ended December 31, 2023 and December 31, 2022, respectively. The Company recognized approximately $56 thousand and $14 thousand of amortization expense during the year ended December 31, 2023 and December 31, 2022, respectively.
Valuation of Long-Lived Assets:
In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 360, property, plant, and equipment, and long-lived assets are analyzed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value. No impairment was recognized during the years ended December 31, 2023 and 2022.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value of financial instruments
The Company adopted the provisions of FASB Accounting Standards Codification (“ASC”) 820 (the “Fair Value Topic”) which defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements.
The Company measures fair value under a framework that utilizes a hierarchy prioritizing the inputs to relevant valuation techniques. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs used in measuring fair value are:
•	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company as the ability to access.
•	Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•	Inputs other than quoted prices that are observable for the asset or liability.
•	Inputs that are derived principally from or corroborated by observable market date by correlation or other means; and
•	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The fair value of the Company’s recorded forward purchase agreement (“FPA”) is determined based on unobservable inputs that are not corroborated by market data, which require a Level 3 classification. A Monte Carlo simulation model was used to determine the fair value. The Company records the forward purchase agreement at fair value on the consolidated balance sheets with changes in fair value recorded in the consolidated statements of operation.
The following table presents balances of the forward purchase agreement with significant unobservable inputs (Level 3) as of December 31, 2023, in thousand:
	Fair Value Measurements as of December 31, 2023 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Forward Purchase Agreement	$—	$—	$2,982	$2,982
Total	$—	$—	$2,982	$2,982
The following table presents changes of the forward purchase agreement with significant unobservable inputs (Level 3) for the year ended December 31, 2023, in thousand:
Forward Purchase Agreement
Balance December 31, 2022	$—
Cash funded	18,911
Proceeds	(2,525)
Change in fair value	(13,403)
Balance December 31, 2023	$2,983

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company measures the forward purchase agreement using a Monte Carlo simulation valuation model using the following assumptions:
For the Year Ended December 31, 2023
Volume Weighted average stock price (“VWAP”)	$3.82
Initial Price	$10.81
Expected Volatility	87.0%
Term	1.92
Risk-free Rate	4.2%
The carrying amount of the Company’s financial assets and liabilities, such as cash, accounts receivable, prepaid and other assets, accounts payable and accrued expenses, deposits, and members’ deposit approximate their fair value because of the short maturity of those instruments. The Company’s line of credit, convertible notes and other promissory notes approximate the fair value of such liabilities based upon management’s best estimate of interest rates that would be available to the Company for similar financial arrangements and due to the short-term maturity of these instruments at December 31, 2023 and 2022.
Commitments and contingencies
The Company follows subtopic 450-20 of the FASB ASC to report accounting for contingencies. Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480 Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent reporting period end date while the warrants are outstanding. All of the Company’s warrants have met the criteria for equity treatment.
Revenue recognition
Revenues are recognized on a gross basis and presented on the consolidated statements of operations net of rebates, discounts, and taxes collected concurrent with revenue-producing activities. The transaction price in the Company’s contracts with its customers is fixed at the time control of goods and services are transferred to the customer. Therefore, the Company does not estimate variable consideration or perform a constraint analysis for our contracts.
The Company determines revenue recognition pursuant to Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, through the following steps:
1.	Identification of the contract, or contracts, with a customer.
2.	Identification of the performance obligation(s) in the contract.
3.	Determination of the transaction price.
4.	Allocation of the transaction to the performance obligation(s) in the contract.
The Company generates revenue primarily through three sources: (i) the sale of aircraft, (ii) charter flights which include deposit products, retail and wholesale charter flights and owner flights, and (iii) aircraft management services. Revenue is recognized when control of the promised service is transferred to a customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. At contract inception, the Company assesses the goods and services promised in its contracts with customers and identifies, as a

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
performance obligation, each promise to transfer a good or service to a customer that is distinct. To identify its performance obligations, the Company considers all of the goods and services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices.
For each revenue stream, we evaluate whether our obligation is to provide the good or service itself, as the principal or to arrange for the good or service to be provided by the other party, as the agent, using the control model. For certain services provided to the customer, primarily in our aircraft management services revenue stream, the Company directs third-party providers to assist in our fulfillment of the performance obligation in contracts with our customers. Any cost reimbursements and third-party costs are recognized in revenue on a gross basis as Volato has pre-negotiated these costs and takes a certain amount of risk that it will not fully recover the costs incurred. In such circumstances, the Company is primarily responsible for satisfying the overall performance obligation with the customer and is considered the principal in the relationship because the Company has the ability to direct the third parties to provide services to our customers
Aircraft sales only requires the delivery of the aircraft.
Volato also generates revenues from charter flights for owners, deposit products, retail customers and wholesale charter brokers. Deposit products are a complementary set of products available to retail charter customers whereby the customer makes a deposit in exchange for certain charter product offerings of the Company to be provided in the future. Charter flights are flights offered to retail and non-retail charter customers in exchange for a fee. The contracts generally consist of one performance obligation and revenue is recognized upon transfer of control of our promised services, which generally occurs upon the flight hours being used during the period which the chartered flights were operated. The Company’s contract for charter services outlines the transaction price in advance. Non-owner flights typically require payment in advance. Other charter services are due upon completion of the services. The contracts include cancellation penalty charges as a percentage of the original flight based on the time of cancellation and the type of flight. Itinerary changes may result in a price change prior to the occurrence of the flight. If the total flight itinerary cannot be completed due to any reason (other than customer cancellation or no show), the charter customer is responsible for only the portion of the itinerary that can be completed, and any advance payment is refunded.
The Company’s aircraft management services are a full-service management and charter operator including dry leasing airplanes from owners, placing aircrafts on our FAA Air Carrier Certificate, operating the aircraft for owner flights and chartering the aircraft to customers. Under the aircraft management services revenues stream, aircraft owners pay management fees to the Company plus all operating expenses for the aircraft, maintenance, crew hiring and management, flight operations, dispatch, hangar, fuel, cleaning, insurance, and aircraft charter marketing. Revenues from aircraft management services consist of one performance obligation to provide management airplane management services. Revenue is partially recognized overtime for the administrative portion of the service, and partially recognized at a point in time, generally upon the transfer of control of the promised services included as part of the management services. Revenue recognized over time was $5.0 million and $2.3 million for the year ended December 31, 2023 and 2022, respectively. All other revenue was recognized upon the transfer of control of the promised services.
The Company’s contracts for managing aircraft provide for fixed monthly management fees and reimbursement of operating expenses at a predetermined margin. Generally, contracts require two months advance deposit of estimated expenses.
In accordance with ASC 606, contract assets are to be recognized when an entity has the right to receive consideration in exchange for goods or services that have been transferred to a customer. Also, in accordance with ASC 606, contract liabilities are to be recognized when an entity is obligated to transfer goods or services for which consideration has already been received. The Company recognizes contract liabilities for any advance payments from customers primarily associated with its deposit products and charter flights as well as aircraft management services revenue streams. Deposits that are provided under the Company’s Insider Membership program or the Company’s Stretch Card agreements are treated as contract liabilities when the funds are received and are reduced as the flights are utilized. Any deposits that are not utilized over the 24-month term of the agreements, which end upon being forfeited if the agreements are not renewed, would be recognized as revenues at the time they are forfeited. Occasionally, we offer credits to customers of the Company’s Insider and Stretch Card agreements in excess of the cash deposit received as an incentive offering. These credits are non-refundable and are recorded as a contract

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
liability until they are either used or expired. The Company does not offer their customer a significant financing component as part of the arrangement because the period between the transfer of service to a customer and when the customer pays for the service is one year or less or the timing and the transfer of the services is at the discretion of the customer.
Contract liabilities consist of customer prepayments and the aircraft deposits referred to above. Total contract liabilities were $12.9 million and $2.2 million as of December 31, 2023 and 2022, respectively.
The Company has generated $73.3 million of revenue during the year ended December 31, 2023. The revenue is broken down as follows for the year ended December 31, 2023 in thousands:
Aircraft sales	$21,443
Charter flight revenue	$37,787
Aircraft Management revenue	$14,108
Total	$73,338
The Company has generated $96.7 million of revenue during the year ended December 31, 2022. The revenue is broken down as follows for the year ended December 31, 2022 in thousands:
Aircraft sales	$67,695
Charter flight revenue	$14,417
Aircraft management revenue	$14,594
Total	$96,706
Income taxes
The Company follows Section 740-10-30 of the FASB ASC, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company follows the guidance of 740-10-25 of the FASB ASC (“Section 740-10-25”) with regards to uncertainty in income taxes. Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The Company had no material adjustments to its assets and/or liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.
The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction, and state jurisdictions. The Company is subject to U.S. Federal, state, and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.
Stock-based compensation
The Company accounts for equity-based compensation using the fair value method as set forth in the ASC 718, Compensation—Stock Compensation, which requires the measurement and recognition of compensation expense for all stock-based payment awards based on estimated fair values. This method requires companies to estimate the fair value of stock-based compensation on the date of grant using an option pricing model. The Company estimates the fair value of each equity-based payment award on the date of grant using the Black-Scholes pricing model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Black-Scholes model determines the fair value of equity-based payment awards based on the fair value of the underlying common stock on the date of grant and requires the use of estimates and assumptions, including the fair value of the Company’s common stock, exercise price of the stock option, expected volatility, expected life, risk-free interest rate and dividend rate. The Company estimates the expected volatility of its stock options by taking the average historical volatility of a group of comparable publicly traded companies over a period equal to the expected life of the options; it is not practical for the Company to estimate its own volatility due to the lack of historical prices. The expected term of the options is determined in accordance with existing equity agreements as the underlying options are assumed to be exercised upon the passage of time. The risk-free interest rate is the estimated average interest rate based on U.S. Treasury zero-coupon notes with terms consistent with the expected life of the awards. The expected dividend yield is zero as the Company does not anticipate paying any recurring cash dividends in the foreseeable future. The Company accounts for forfeitures as they occur.
Net loss per share
The Company computes basic and diluted earnings per share amounts pursuant to section 260-10-45 of the FASB ASC. Basic earnings per share is computed by dividing net loss available to common shareholders, by the weighted average number of shares of common stock outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted earnings per share is computed by dividing net loss available to common shareholders by the diluted weighted average number of shares of common stock during the period. The diluted weighted average number of common shares outstanding is the basic weighted number of shares adjusted as of the first day of the year for any potentially dilutive debt or equity. In periods in which a net loss has been incurred, all potentially dilutive common shares are considered anti-dilutive and thus are excluded from the calculation. Securities that are excluded from the calculation of weighted average dilutive common shares because their inclusion would have been antidilutive for the year ended December 31, 2023, include stock options and convertible debt.
The Company has 2,369,169 and 2,507,618 outstanding stock options to purchase an equivalent number of common stock at December 31, 2023, and 2022, respectively.
The Company also has 29,026,000 outstanding warrants to purchase an equivalent number of shares of common stock as of December 31, 2023 at a weighted average strike price of $11.50. No warrants were issued and outstanding as of December 31, 2022.
Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.
Intangible Assets
Intangible assets other than goodwill consists of acquired finite-lived customer relationships and acquired indefinite-lived Part 135 air carrier certificate. At initial recognition, intangible assets acquired in a business combination are recognized at their fair value as of the date of acquisition. Following initial recognition, finite-lived intangible assets are carried at cost less accumulated amortization and impairment losses, if any, and are amortized on a straight-line basis over the estimated useful life of the asset, which was determined based on management’s estimate of the period over which the asset will contribute to our future cash flows.
The Company reviews the intangible assets for impairment on an annual basis or if events or changes in circumstances indicate it is more likely than not that they are impaired. These events could include a significant change in the business climate, legal factors, a decline in operating performance, competition, sale, or disposition of a significant portion of the business, or other factors. If the review indicates the impairment, an impairment loss would be recorded for the difference of the value recorded and the new value. For the years ended December 31, 2023 and 2022, there was no impairment loss recognized for the intangible assets.
Goodwill
Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net assets acquired in our business combinations. Goodwill is not amortized and is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
circumstances that could trigger an impairment review include a significant adverse change in business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of our use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value, including goodwill.
If, after assessing the totality of events or circumstances, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, additional impairment testing is not required. The Company tests for goodwill impairment annually during its fourth quarter on October 1. There was no impairment of goodwill for the year ended December 31, 2023 and 2022.
Segment Reporting
The Company identifies operating segments as components of the Company. for which discrete financial information is available and is regularly reviewed by the chief operating decision maker, or decision-making group, in making decisions regarding resource allocation and performance assessment. The chief operating decision maker is the chief executive officer. We determined that the Company operates in a single operating and reportable segment, private aviation services, as the chief operating decision maker reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenue and cost of revenue for purposes of making operating decisions, allocating resources, and assessing performance. Substantially all of our long-lived assets are located in the U.S. and revenue from private aviation services is substantially earned from flights throughout the U.S.
Cost of revenue
Cost of revenue includes costs that are directly related to the related revenue streams – charter flights, aircraft management, aircraft sales. Cost of revenue includes expenses incurred to provide flight services and facilitate operations, including aircraft lease costs, fuel, crew travel, maintenance, compensation expenses and related benefits for employees that directly facilitate flight operations including crew and pilots and certain aircraft operating costs such as landing fees and parking. Cost of revenue for the aircraft sales revenue includes cost of the aircraft.
Advertising Costs
Advertising costs are expensed as incurred and included in management and general expenses on the statements of operations. Such advertising amounted to $2.85 million and $405 thousand for the years ended December 31, 2023 and 2022, respectively.
Variable Interest Entity (VIE) Accounting
The Company evaluates its ownership, contractual relationships, and other interests in entities to determine the nature and extent of the interests, whether such interests are variable interests and whether the entities are VIEs in accordance with ASC 810, Consolidations. These evaluations can be complex and involve Management judgment as well as the use of estimates and assumptions based on available historical information, among other factors. Based on these evaluations, if the Company determines that it is the primary beneficiary of a VIE, this VIE entity is consolidated into the consolidated financial statements.
Each Plane Co is managed by PDK Management LLC, an entity whose sole member is the Company’s Chief Executive Officer, through an operating agreement until July 2023. The Company does not have the obligation to absorb losses that could be significant to the VIE or the right to receive significant benefits when it holds a minority ownership in each PlaneCo. The Company did not consolidate any variable interest entities as of December 31, 2023 and 2022.
Leases
ASC Topic 842, “Leases” (“ASC 842”) requires lessees to recognize most leases on the balance sheet with a corresponding right-to-use asset (“ROU asset”). ROU asset represents the Company’s right to use an underlying asset for the lease term and lease liability represents the Company’s obligation to make lease payments arising from

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
the lease. The right-of-use asset and lease liability are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. ROU asset is evaluated for impairment using the long-lived asset impairment guidance. Leases will be classified as financing or operating, which will drive the expense recognition pattern. The Company elects to exclude short-term leases when recording a ROU asset and lease liability if and when the Company has them.
Recent Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments included in ASU 2016-13 require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Although the new standard, known as the current expected credit loss (“CECL”) model, has a greater impact on financial institutions, most other organizations with financial instruments or other assets (trade receivables, contract assets, lease receivables, financial guarantees, loans and loan commitments, and held-to-maturity (HTM) debt securities) are subject to the CECL model and will need to use forward-looking information to better evaluate their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 was originally effective for public companies for fiscal years beginning after December 15, 2019. In November of 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which delayed the implementation of ASU 2016-13 to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years for smaller reporting companies. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In November 2023, the Financial Account Standard Board “FASB” issued Accounting Standards Update “ASU” 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which modifies the disclosure and presentation requirements of reportable segments. The amendments in the update require the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker “CODM” and included within each reported measure of segment profit and loss. The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. Additionally, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. This update is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, Early adoption is permitted. The Company is currently evaluating the impact that this guidance will have on the presentation of its consolidated financial statements and accompanying notes.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and disclosures regarding cash taxes paid both in the U.S. and foreign jurisdictions. The update will be effective for annual periods beginning after December 15, 2025. The Company is currently evaluating the impact that this guidance will have on the presentation of its consolidated financial statements and accompanying notes.
The Company has evaluated all the recent accounting pronouncements and determined that there are no accounting pronouncements that will have a material effect on the Company’s consolidated financial statements.
NOTE 3 – BUSINESS COMBINATION
As discussed in Note 1, on December 1, 2023, the Company consummated the business combination pursuant to the merger agreement. The business combination was accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Proof Acquisition Corp I or PACI, who was the legal acquirer, was treated as the “acquired” company for financial reporting purposes. Accordingly, the business combination was treated as the equivalent of Legacy Volato issuing stock for the net assets of PACI, accompanied by a recapitalization.
Upon the closing, holders of Legacy Volato common stock received shares of Common Stock of Volato Group, Inc. in an amount determined by application of the exchange ratio of approximately 1.01508 (the “exchange ratio”). For

NOTE 3 – BUSINESS COMBINATION(CONTINUED)
periods prior to the business combination, the reported share and per share amounts have been retroactively converted by applying the exchange ratio. The consolidated assets, liabilities and results of operations prior to the business combination are those of Legacy Volato.
In connection with the business combination, approximately $5.7 million of transaction related expenses and other costs were incurred.
The following table reconciles the elements of the business combination to the consolidated statement of cash flows and the consolidated statement of changes in equity:
(In thousands)	Year Ended December 31, 2023
Cash - PACI trust and cash (net of redemptions)	$19,081
Gross Proceeds	$19,081
Less Transaction related expenses and other costs	(6,898)
Less Net liabilities assumed from PACI	(1,722)
Net proceeds from the business combination	$10,461
The number of shares of Common Stock outstanding immediately following the closing was as follows:
Class A Common Stock
PACI public shareholders	1,767,390
PACI’s sponsors	6,883,579
Company’s employees	9,441
Legacy Volato shareholders(1)	7,434,936
Legacy Volato Series Preferred investors	11,948,103
Total shares of Common Stock immediately after closing	28,043,449
(1)	The number of Legacy Volato shares was determined from the shares of Legacy Volato shares outstanding immediately prior to the closing converted at the exchange ratio of approximately 1.01508.
NOTE 4 – BUSINESS ACQUISITION
On March 11, 2022, the Company executed a stock purchase agreement with Stephen and Deborah Holmes for the purchase of all of the issued and outstanding equity shares of Gulf Coast Aviation, Inc. for a total cash consideration of $1.85 million.
GCA was originally formed in the State of Texas on April 18, 1997. GCA, through its wholly owned subsidiary, holds an air carrier operation certificate issued by the Federal Aviation Administration (“FAA”) under 14 C.F.R parts 119 and 135 of the Federal Aviation Regulations (“FAR”). GCA provides ad-hoc charter flights and manages aircraft for owners in the private aviation industry. GCA generates revenue from the management and chartering of aircraft.
Legacy Volato accounted for this transaction as a business combination under ASC 805. Accordingly, the assets acquired, and the liabilities assumed were recorded at their estimated fair value as of the closing date of the acquisition. Goodwill from the acquisition principally relates to the qualified workforce and potential synergy, as well as the excess value of identified net assets over the fair value of assumed liabilities. Since this transaction was a stock acquisition, the goodwill is not tax deductible.
Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives and the expected future cash flows and related discount rates, can impact the Company’s consolidated financial statements. Significant inputs used for the model included the amount of cash flows, the expected period of the cash flows, the discount rates, and the customer attrition rate.

NOTE 4 – BUSINESS ACQUISITION(CONTINUED)
The acquisition-date fair value of the consideration transferred is as follows, in thousand:
March 11, 2022
Cash	$1,850
Other consideration transferred	—
Purchase price	$1,850
The following is a purchase price allocation as of the March 11, 2022, acquisition date, in thousands:
March 11, 2022
Cash	$679
Accounts receivable	247
Other current assets	45
Fixed Assets	5
Certificate	1,200
Customer Relationships	301
Deferred tax liability	(385)
Accounts Payable and Accrued Expenses	(877)
Net Assets Acquired	$1,215
Goodwill	635
Total consideration	$1,850
Acquired tangible net assets were valued at estimates of their current fair values. Acquired intangible assets consisted of a Part 135 aircraft certificate valued at $1.20 million and customer relationships valued at $301 thousand (note 6). Customer relationship fair value was determined based on management’s estimates of projected after tax net operating profit from existing customers discounted to present value based on expected attrition rate of existing customers. The fair value of the certificate was estimated by management based on selling price of comparable certificates, adjusted as deemed appropriate. The Company did not recognize any impairment to the acquired goodwill for the years ended December 31, 2023, and 2022.
NOTE 5 – INITIAL PUBLIC OFFERING AND PRIVATE PLACEMENT
Pursuant to the Initial Public Offering (“IPO”) in December of 2021, Proof Acquisition Corp I or PACI sold 27,600,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 18). At the effective date of the merger on December 1, 2023, 1,767,390 shares were outstanding and not redeemed and were converted into an equivalent number of Class A shares of common stock of Volato Group, Inc.
At the time of the merger, 6,883,579 founders’ shares (formerly PACI’s Class B common stock shares) were also outstanding and were converted into an equivalent number of Class A shares of common stock of Volato Group, Inc.
Simultaneously with the closing of the IPO in 2021, PACI consummated the private sale to the Sponsor and BlackRock of an aggregate of 15,226,000 private placement warrants. Each private placement warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. These warrants are outstanding as of December 31, 2023.

NOTE 6 – INTANGIBLES
Finite-Lived Intangible Assets
The following is a summary of finite-lived intangible assets as of December 31, 2023 and 2022, in thousand:
	December 31, 2023
	Cost	Accumulated Amortization	Net
Customer relationships	$301	$(110)	$191
	$301	$(110)	$191
	December 31, 2022
	Cost	Accumulated Amortization	Net
Customer relationships	$301	$(49)	$252
	$301	$(49)	$252
Intangible asset amortization expense was $61 thousand and $49 thousand for the year ended December 31, 2023 and 2022, respectively.
As of December 31, 2023, future amortization expense is expected to be as follows, in thousand:
Fiscal years ending December 31,	Amount
2024	$60
2025	60
2026	60
2027	11
$191
Indefinite - Lived Intangible Assets
The following table summarizes the balances as of December 31, 2023 and 2022, of the indefinite-lived intangible assets, in thousand:
	December 31, 2023	December 31, 2022
Intangible asset – Part 135 certificate	$1,200	$1,363
The FAA Part 135 certificate for a total amount of $1.2 million relates to the certificate acquired from the GCA acquisition.
During the year ended December 31, 2023, the Company transferred its Fly Dreams LLC operations to GCA and sold its membership interest in Fly Dreams LLC, including Fly Dreams FAA Part 135 Certificate, with a carrying balance of $163 thousand, for a selling price of $550 thousand, which resulted in a gain in the amount of $387 thousand, which was reported in other income in the consolidated statement of operations for the year ended December 31, 2023.
The Company did not recognize any impairment of the Part 135 certificates as of December 31, 2023, and 2022.
NOTE 7 - MERGER TRANSACTION COSTS PAYABLE
Merger transaction cost payable consist of the following as of December 31, 2023 and 2022, in thousand:
	December 31, 2023	December 31, 2022

Transaction costs payable in common stock	$4,250	$—
Total	$4,250	$—

NOTE 7 - MERGER TRANSACTION COSTS PAYABLE(CONTINUED)
In connection with the business combination, the Company entered into three agreements (the “Agreements”) with financial institutions, in which a success fee in the aggregate amount of $4.25 million will be paid by the Company to the financial institutions in case the Company consummates the acquisition. The success fees, or portion thereof, are to be paid in the Company’s shares of common stock.
ASC 480 Distinguishing Liabilities From Equity requires liability classification for all instruments that embodies an unconditional obligation that the Company must or may settle by issuing a variable number of its equity shares, if, at inception, the monetary value of the obligation is based solely on a fixed monetary amount know at inception. As a result, the Company classified such liability in current liabilities as of December 31, 2023. Subsequent to December 31, 2023, the Company issued an aggregate number of 1,208,543 shares of Class A common stock in full settlement of such liability (see note 20).
NOTE 8 – FORWARD PURCHASE AGREEMENT
On November 28, 2023, PACI, the Company (PACI is referred to as the counterparty prior to the closing while the Company is referred to as the counterparty after the closing) and Vellar Opportunities Fund Master, Ltd. (“Seller”), entered into an agreement (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”).
Pursuant to the terms of the Forward Purchase Agreement, the Seller intends, but is not obligated, to purchase prior to the closing up to 2.0 million shares (the “Maximum Number of Shares”) of the Company from third parties through a broker in the open market. The Number of Shares subject to a Forward Purchase Agreement is subject to reduction following a termination of the Forward Purchase Agreement with respect to such shares as described under “Optional Early Termination” in the respective Forward Purchase Agreement.
The Forward Purchase Agreement provides that the Seller will be paid directly an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of shares as set forth in the pricing date notice and (ii) the redemption price paid by the Company on the closing date to holders of its common stock who exercised their redemption rights in connection with the business combination (the “Initial Price”).
From time to time and on any date following the business combination, the seller may, in its absolute discretion, terminate the Forward Purchase Agreement in whole or in part by providing written notice to the Counterparty that specifies the quantity by which the number of shares shall be reduced.
The valuation date (the “Valuation Date”) for the Forward Purchase Agreement will be the earliest to occur of (a) the date that is 24 months after the closing date, (b) the date specified by seller in a written notice to be delivered to the counterparty at seller’s discretion (which Valuation Date shall not be earlier than the day such notice is effective) after the occurrence of any of (w) a VWAP (“Volume Weighted Average Price”) trigger event (defined when the VWAP price, for any twenty trading days during a thirty consecutive trading-day period, is below $1.00 per share) (x) a delisting event, or (y) a registration failure and (c) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s sole discretion.
On the Cash Settlement Payment Date, which is the 70th trading day immediately following the Maturity Date, Seller shall pay the Company a cash amount equal to (1) the number of shares as of the valuation date multiplied by (2) the closing price of the Shares on the business day immediately preceding the valuation date.
In all other cases, the Seller shall pay the Company a cash amount equal to (1) the number of shares as of the valuation date multiplied by the VWAP Price over the valuation period less (2) the settlement amount adjustment.
The settlement amount adjustment is equal to the product of (1) (a) the maximum number of Shares less (b) any terminated shares as of the valuation date, multiplied by (2) $1.50.
During the year ended December 31, 2023, the Company paid an aggregate amount of approximately $18.9 million. The Company collected $2.4 million in December 2023, and recognized a loss on the change in fair value of the forward purchase agreement in the aggregated amount of $13.4 million, which was reported in other expenses in the consolidated statement of operations for the year ended December 31, 2023.

NOTE 9– FIXED ASSETS
Fixed assets consist of the following at December 31, 2023 and 2022, in thousand:
	December 31, 2023	December 31, 2022
Machine and equipment	$191	$173
Automobiles	102	63
Website development costs	290	49
Computer and office equipment	11	8
Software development costs	437	114
	1,031	407
Less accumulated depreciation	(185)	(59)
	$846	$348
During the years ended December 31, 2023 and 2022, the Company recognized $140 thousand and $112 thousand of depreciation, respectively.
NOTE 10 – DEPOSITS
Deposits consist of the following at December 31, 2023 and 2022, in thousand:
	December 31, 2023	December 31, 2022
Deposits on aircraft	$40,300	$12,833
Other deposits	516	123
Total deposits	$40,816	$12,956
Less current portion	(25,125)	(833)
Total deposits, non-current	$15,691	$12,123
Below is a breakdown of the deposits on aircraft as of December 31, 2023 and 2022, in thousand:
	December 31, 2023	December 31, 2022
Gulfstream aircraft deposits	$39,000	$12,000
Honda aircraft deposits	1,300	833
Total deposits on aircraft	$40,300	$12,833
Less current portion	$(25,050)	(833)
Total deposits on aircraft non-current	15,250	$12,000
Gulfstream Aerospace, LP
During the year ended December 31, 2022, the Company executed a series of purchase agreements with Gulfstream Aerospace, LP for the acquisition of four (4) Gulfstream G 280 aircraft for total consideration of $79 million with expected delivery throughout fiscal year 2025.
During the year ended December 31, 2023, the Company funded an additional amount of $27 million, of which $24 million was funded through the SAC Leasing G 280 line of credit and $3 million paid directly by the Company. During the year ended December 31, 2022, the Company funded $12 million pursuant to the terms of the executed purchase agreements, of which $4.5 million was funded through SAC leasing G 280 Line of credit.
The Company funded an aggregate amount of $39 million and $12 million towards the acquisition price of the four Gulfstream G 280 aircraft in accordance with the scheduled payment terms of the agreements as of December 31, 2023, and December 31, 2022, respectively.

NOTE 10 – DEPOSITS –Continued
HondaJet
The Company entered into aircraft purchase agreements with Honda Aircraft Company LLC, under which it paid $1.3 million and $0.8 million of deposits for aircraft not yet delivered at December 31, 2023 and December 31, 2022, respectively.
During the year ended December 31, 2023, the Company took delivery of three aircraft for a purchase price of $17.9 million.
In May 2023, the Company and Honda Aircraft Company, LLC entered into a HondaJet Fleet Purchase Agreement for the acquisition of twenty-three (23) HondaJet HA-420 Aircraft for a total aggregate purchase price of $161.1 million for delivery between the fourth fiscal quarter of 2023 and the fourth fiscal quarter of 2025.
NOTE 11 – EQUITY-METHOD INVESTMENT
The Company has the following equity method investments at December 31, 2023 and December 31, 2022, in thousand:
	December 31, 2023	December 31, 2022
Investment in Volato 158 LLC	$154	$152
Investment in Volato 239 LLC	—	1,007
	$154	$1,159
The Company has one equity-method investment as of December 31, 2023: Volato 158 LLC, with a membership interest of 3.125%.
The Company had the following two equity-method investments as of December 31, 2022: Volato 158 LLC, Volato 239 LLC, with a membership interest of 3.125% and 18.75%, respectively.
Volato 158 LLC
In August 2021, the Company executed an aircraft purchase agreement with Volato 158 LLC (“158 LLC”) and contributed an aircraft with a carrying amount of $4.2 million to 158 LLC for a 100% membership interest in 158 LLC. The investment in 158 LLC was initially consolidated as the Company had a controlling financial interest in 158 LLC.
As of December 31, 2023, the Company had a remaining 3.125% interest in 158 LLC. Based on its equity investment, the Company recorded a loss from its equity-method investment of $3 thousand for the year ended December 31, 2023, which decreased the carrying value of its equity-method investment as of December 31, 2023, to $154 thousand.
As of December 31, 2022, the Company has a remaining 3.125% interest in 158 LLC. Based on its equity investment, the Company recorded a gain from its equity-method investment of $11 thousand for the year ended December 31, 2022, which increased the carrying value of its equity-method investment as of December 31, 2022 to $152 thousand.
Volato 239 LLC
During the year ended December 31, 2022, the Company formed Volato 239 LLC (“239 LLC”) in which third-party investors invested an aggregate amount of $6.37 million for 81.25% interest in 239 LLC.
The Company retained 0.01% and 18.75% interest in 239 LLC as of December 31, 2023, and December 31, 2022, respectively. The Company elected to account for its investment under the equity method as the Company exercised significant influence through a management agreement with an affiliate of the Company.
Based on its equity investment, the Company has recorded a loss from its equity-method investment of $6 thousand for the year ended December 31, 2022.
Based on its equity investment, the Company recorded a gain from its equity-method investment of $20 thousand for the year ended December 31, 2023, which is reported as other income in the Company’s consolidated statement of operations for the year ended December 31, 2023.

NOTE 11 – EQUITY-METHOD INVESTMENT (CONTINUED)
During the year ended December 31, 2023, the Company sold to third-party investors an aggregate amount of $1.47 million for the remaining 18.75% interest in 239 LLC, resulting in the recognition of a profit of $443 thousand, which had been deferred at December 31, 2022. This profit is presented in other income in the consolidated statement of operations for the year ended December 31, 2023.
During the year ended December 31, 2023, the Company also purchased membership interest in two LLC’s for an aggregate amount of $2.3 million, which it resold to third party investors for a total consideration of $2.7 million, recognizing a gain of $0.4 million, which is presented in other income in the consolidated statement of operations for the year ended December 31, 2023.
NOTE 12 – REVOLVING LOAN AND PROMISSORY NOTE- RELATED PARTY
Revolving loan and promissory note with a related party consisted of the following at December 31, 2023 and December 31, 2022, in thousand:
	December 31, 2023	December 31, 2022
Dennis Liotta, December 2021 – 4% interest – secured revolving loan, due January 2023	$—	$5,150
Dennis Liotta, March 2023 – 10% interest – promissory note due March 2024	1,000	—
Total notes from related party - current	$1,000	$5,150
Dennis Liotta (father of the Company’s Chief Executive Officer) – December 2021 Secured revolving note:
On December 9, 2021, the Company entered into a revolving loan agreement with Dennis Liotta, an affiliate of the Company, for a total amount of $8.0 million that matured on January 1, 2023 (“December 2021 note”). The Company is required to make monthly payments of interest at a fixed rate of 4.0% per annum. The Company is required to make principal repayments at fixed scheduled dates. In the event of default, the entire unpaid principal balance together with all accrued but unpaid interest shall be due and payable regardless of the maturity date. If the default occurs and remains uncured beyond the applicable grace period, then the entire unpaid principal balance shall bear interest at a default interest of 500 basis points (5%) over the regular interest or nine percent (9%). Events of default include the failure to make principal or interest payments when due, any judgement in excess of $500, indebtedness cross default, or bankruptcy proceedings.
In conjunction with the execution of the revolving note, both parties executed a security agreement, under which the Company granted a continuing security interest in all of the assets of the Company. The Company did not make its interest payments, thus triggering a default and increasing the interest rate to 9% plus an additional 5% on the missed payments.
The Company incurred approximately $370 thousand and $480 thousand of interest and penalties during the years ended December 31, 2023, and 2022, respectively.
During the Company’s first fiscal quarter, the Company converted the unpaid principal balance of this revolving note and accrued interest into a convertible note for total principal balance of $6.0 million.
The balance of the December 2021 note was $0 and $5.15 million as of December 31, 2023, and December 31, 2022, respectively.
Accrued interest, relating to this line of credit, was approximately $0 and $495 thousand as of December 31, 2023, and December 31, 2022, respectively, which are presented in accrued interest in the consolidated balance sheets.
Dennis Liotta (father of the Company’s Chief Executive Officer) – March 2023 promissory note
On March 15, 2023, the Company entered into a promissory note agreement with Dennis Liotta, an affiliate of the Company, for a total amount of $1 million, with an effective date of February 27, 2023, which matures on March 31, 2024 (“March 2023 note”). The entire outstanding principal balance together with accrued but unpaid interest are due at the maturity date. The March 2023 note includes a ten percent (10%) interest rate per annum, which will be increased to twenty percent (20%) upon an event of default. Events of default include the failure to make any

NOTE 12 – REVOLVING LOAN AND PROMISSORY NOTE- RELATED PARTY (CONTINUED)
principal and accrued interest when due, any legal proceedings against the Company or a voluntary federal bankruptcy. The March 2023 note may be prepaid at any time without penalties. Promissory note from related party was $1.0 million and $0 as of December 31, 2023, and December 31, 2022, respectively.
The Company incurred $86 thousand of interest during the year ended December 31, 2023. Accrued interest was $86 thousand as of December 31, 2023, which is presented in accounts payable and accrued liabilities in the consolidated balance sheet as of December 31, 2023.
NOTE 13 – UNSECURED CONVERTIBLE NOTES
Unsecured convertible notes consisted of the following at December 31, 2023 and December 31, 2022, in thousand:
	December 31, 2023	December 31, 2022
2022 unsecured convertible notes, 5% coupon, due December 2023	$ —	$18,879
2023 unsecured convertible notes, 4% coupon, due March 2024	—	—
Total unsecured convertible notes, gross	—	18,879
Less unamortized debt discounts	—	(35)

Total unsecured convertible notes, net of discount	$—	$18,844
Less current portion	—	18,844
Total unsecured convertible notes, net of discount non-current	$—	$—
2022 unsecured convertible notes due December 2023 (“2022 notes”)
During the year ended December 31, 2022, the Company entered into a series of convertible notes with various investors in a series of multiple closings (the “2022 unsecured convertible notes”) for an aggregate principal not to exceed $20.0 million. During the year ended December 31, 2022, the Company issued convertible notes in an aggregate principal amount of $18.9 million, of which $18.9 million was funded as of December 31, 2022.
During the year ended December 31, 2023, the Company secured one additional convertible note for principal amount of $250 thousand, of which $250 thousand was funded for an aggregate amount of $19.13 million.
In conjunction with the issuance of the notes, the Company incurred $87 thousand of closing financing costs to this date, which were presented as an offset to the convertible notes in the consolidated balance sheets as of December 31, 2022.
The 2022 unsecured convertible notes included a conversion feature that failed the derivative accounting pursuant to ASC 815 Derivatives and Hedging as the conversion feature failed the net settlement criterion for derivative accounting, as the common shares underlying the conversion feature are not readily convertible to cash. The 2022 convertible notes are contingently convertible into equity securities upon a future contingent event outside of the Company’s control.
On January 1, 2023, the Company elected to adopt ASU 2020-06 Debt- Debt with Conversion and Other Options (Subtopic 470-20), which eliminated, among other things, the beneficial conversion model, and as such the 2022 convertible notes was accounted for as a single liability measured at its amortized costs.
On July 21, 2023, the Company secured qualifying financing for cash, which triggered the automatic conversion of the carrying balance of the 2022 convertible notes into series A-2 of preferred stock in Legacy Volato.
During the year ended December 31, 2023, the Company converted the carrying balance of the 2022 unsecured convertible notes, which includes principal balance of $19.13 million, accrued but unpaid interest in the amount of $813 thousand and $36 thousand of unamortized debt discount, into 3,327,624 shares of Series A-2 preferred stock based on an agreed upon conversion price of $5.9820 in accordance with the original terms of the 2022 unsecured convertible notes agreements. On December 1, 2023, following the closing of the business combination agreement, the Company converted the 3,327,624 shares of Series A-2 preferred stock into 3,377,812 shares of Class A Common Stock of Volato Group, Inc.

NOTE 13 – UNSECURED CONVERTIBLE NOTES (CONTINUED)
During the year ended December 31, 2023, the Company amortized $38 thousand of closing financing costs through interest expense, bringing the unamortized financing costs balance at approximately $36 thousand before conversion.
During the year ended December 31, 2022, the Company amortized $15 thousand of closing financing costs through interest expense, bringing the unamortized financing costs balance at approximately $35 thousand.
During the year ended December 31, 2023 and 2022, the Company recognized $552 thousand and $249 thousand of interest expense, respectively.
2023 unsecured convertible notes
The Company entered into a series of convertible notes (the “2023 unsecured convertible notes”) issued in a series of multiple closings for an aggregate principal not to exceed $25.0 million. During the year ended December 31, 2023, the Company issued a series of notes in an aggregate principal amount of $18.42 million, of which $12.42 million was funded and $6.0 million was issued pursuant to the conversion of the line of credit with a related party (see note 12).
On July 21, 2023, Legacy Volato secured a qualifying financing for cash, which triggered the automatic conversion of the 2023 convertible notes into a newly issued series of preferred stock, namely the Series A-3 preferred stock.
During the years ended December 31, 2023 and 2022, the Company recognized approximately $34 thousand and $0 of interest expense, respectively.
During the year ended December 31, 2023, the Company converted the carrying balance of the 2023 unsecured convertible notes, which includes principal balance of $18.42 million, accrued but unpaid interest in the amount of $34 thousand, into 2,050,628 shares of Series A-3 preferred stock in Legacy Volato, based on an agreed upon conversion price of $9.00 in accordance with the original terms of the 2023 unsecured convertible notes agreements. On December 1, 2023, following the closing of the business combination agreement, the Company converted the 2,050,628 shares of Series A-3 preferred stock into 2,081,556 shares of Class A Common Stock of Volato Group, Inc.
NOTE 14 – CREDIT FACILITY AND OTHER LOANS
Credit facility and other loans consisted of the following at December 31, 2023 and December 31, 2022, in thousand:
	December 31, 2023	December 31, 2022
SAC Leasing G280 LLC credit facility, 12.5 % interest, net of deposits	$27,750	$4,500
Less discounts	(376)	(330)
Total credit facility, net of discount	$27,374	4,170
SAC Leasing G280 LLC Line of credit
During the year ended December 31, 2022, the Company executed a series of purchase agreements with Gulfstream Aerospace, LP for the acquisition of four (4) Gulfstream G-280 aircraft for total consideration of $79.0 million with expected deliveries in 2024 and 2025, of which an aggregate amount of $30.0 million was funded and paid as of December 31, 2023, partially through a credit facility from SAC leasing G 280.
During the year ended December 31, 2023, the Company paid an additional $3.0 million towards the purchase agreements and funded an additional $24.0 million through the SAC Leasing G280 credit facility. During the year ended December 31, 2022, the Company funded an aggregate amount of $12 million, of which $4.5 million was funded through a credit facility from SAC leasing and $7.5 million was paid in cash.
During the year ended December 31, 2023, the Company increased its SAC leasing G280 line of credit by $24.0 million offset by a deposit funded in the amount of $750 thousand, which brings the carrying balance at $27.75 million as of December 31, 2023.
The Company incurred $548 thousand and $357 thousand of incremental closing costs, which are reported as debt discount against the liability in the consolidated balance sheets as of December 31, 2023, and December 31, 2022, respectively.

NOTE 14 – CREDIT FACILITY AND OTHER LOANS (CONTINUED)
During the year ended December 31, 2023 and 2022, the Company amortized to interest expense $146 thousand and $27 thousand of debt discount, respectively.
The maturity date is the earlier of the delivery date of the aircraft or September 14, 2025, which is thirty-five (35) months from the date of funding. The purchase agreement contracts were assigned to SAC G280 LLC as collateral on this credit facility.
During the year ended December 31, 2023 and 2022, the Company incurred approximately $2.17 million and $65 thousand of interest under this facility, respectively.
The Company entered into the pre-delivery payment agreement on October 5, 2022, with SAC Leasing G280, LLC to obtain loans in the aggregate amount of $40.5 million for the purchase of four (4) Gulfstream G280 aircraft to be delivered in 2024 and 2025. The Board of Directors consented to the participation of Coastal States Bank, as a syndicate lender in the financing of additional aircraft by SAC Leasing G280 LLC. On August 25, 2023, the Company and SAC Leasing V280, LLC entered into the first amendment to pre-delivery payment agreement. As of December 31, 2023, the Company had an aggregate amount of $28.5 million in promissory notes, of which 60% was sole to Coastal States Bank pursuant to the first amendment.
NOTE 15 – RELATED PARTIES
Argand Group LLC (jointly owned by the Chief Executive Officer and his wife as Vice President of Legal)
As of December 31, 2023, Argand Group LLC owns an aggregate of 3,414,661 shares of Common stock in Legacy Volato. Following the business combination, these shares were converted into 3,466,154 shares of Class A common stock of Volato Group, Inc. representing approximately 12.4% of the issued and outstanding shares of Class A common stock.
The Company leases two (2) aircraft from Argand up until July 31, 2023. The total lease expense incurred by the Company was $0 and $56 thousand during the year ended December 31, 2023 and 2022, respectively. There is no balance owed to Argand Group LLC as of December 31, 2023.
PDK Management LLC (Chief Executive Officer is the sole member)
The Company facilitates the formation of limited liability plane companies (earlier defined as “Plane Co”), which are then funded by third party members prior to the sale and delivery of an aircraft purchased from Honda Aircraft Company that will enter into the Company’s fractional program. Each Plane Co is governed by an operating agreement and managed by PDK Management LLC, an entity whose sole member is the Company’s Chief Executive Officer until June 2023.
The aggregate amount of revenue generated from Plane Cos totaled $5.1 million and $2.2 million for the years ended December 31, 2023 and 2022, respectively.
Expenses charged to the Company by Plane Co’s totaled $3.9 million and $2.0 million for the year ended December 31, 2023 and 2022, respectively.
Balance due to Plane Cos amounted to $0.2 million and $0.2 million as of December 31, 2023 and 2022, respectively.
Liotta Family Office, LLC (60% owned by the father of the Company’s Chief Executive Officer, 20% owned by the brother of the Company’s Chief Executive Officer and 20% owned by the Company’s Chief Executive Officer)
During the year ended December 31, 2023, Liotta Family Office, LLC entered into an unsecured promissory note for a total amount of $1.0 million (note 12). The Company incurred approximately $86 thousand of interest during the year ended December 31, 2023. Accrued interest was approximately $86 thousand as of December 31, 2023.
During the year ended December 31, 2023, the Company converted the remaining principal, accrued interest and penalties of its line of credit into a convertible note for a total principal of $6.0 million. During the year ended December 31, 2023, the Company converted the principal of $6.0 million into 668,065 shares of Series A-3 preferred stock in Legacy Volato. Following the business combination, the 668,065 shares of Series A-3 preferred stock were converted into 678,139 shares of Class A common stock of Volato Group, Inc.

NOTE 15 – RELATED PARTIES(CONTINUED)
During the year ended December 31, 2023, the Company converted $3.0 million principal and $166 thousand of accrued interest owed to Liotta Family Office, LLC, into 529,190 shares of Series A-2 preferred stock in Legacy Volato, which were converted into 537,170 shares of Class A common stock of Volato Group, Inc. following the business combination.
Liotta Family Office, LLC currently owns 1,322,118 shares of Class A common stock, which represents approximately 4.7% of the issued and outstanding Class A common stock as of December 31, 2023.
Aircraft Lease and Charter Services
As part of Volato’s aircraft ownership program, Volato leases a HondaJet HA-420 aircraft from Volato 158, LLC (“158LLC”), the Company’s equity-method investment, which is 25% owned by DCL H&I, LLC (“DCL”). Dennis Liotta (The Company’s Chief Executive Officer’s father) and his spouse own 100% of DCL. Under the terms of an aircraft dry lease, 158 LLC pays Volato a monthly management fee of $38 thousand, and Volato AMS pays 158 LLC an hourly rental rate of $1 thousand per revenue flight hour. The lease expires on August 20, 2026.
Hangar Sublease and Personnel Services
The Company leases hangar and office space from Modern Aero, LLC (“Modern Aero”), a Florida limited liability company that operates a flight school at the Northeast Florida Regional Airport in St. Augustine, Florida. The Company’s Chief Executive Officer and his spouse hold a majority interest in Modern Aero. Legacy Volato pays $4 thousand per month in rent under a month-to-month lease arrangement.
Hoop Capital, LLC (Controlled by the Company’s Chief Commercial Officer and a director)
As of December 31, 2023, Hoop Capital LLC owned an aggregate of 3,414,660 shares of Common stock in Legacy Volato, which were converted into 3,466,153 shares of Class A common stock in Volato Group, Inc. following the business combination.
Matthew Liotta 2021 Trust (the “Liotta Trust”)
On December 30, 2022, Legacy Volato issued an unsecured convertible note to Matthew Liotta in the amount of $1 million. During the year ended December 31, 2023, Legacy Volato incurred approximately $29 thousand of interest. Following the qualifying financing, Legacy Volato converted the principal and accrued interest of the note in the aggregate amount of $1 million into 171,748 shares of Series A-2 preferred stock, which were converted into 174,338 shares of Class A common stock of Volato Group, Inc., following the business combination.
NOTE 16 – INCOME TAXES
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that would impact the consolidated financial statements or related disclosures.
Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The Company operated at a loss and the deferred tax asset is offset by a corresponding valuation allowance.
The net deferred tax assets and liabilities consist of the following amounts at December 31, 2023 and 2022, in thousands:
	2023	2022
Deferred Tax Assets
Allowance for doubtful Accounts	$1	$1
Investment in Plane Cos LLC	44	168
Loss carryforwards	11,521	2,792
Intangible	626	(347)
Interest expense limitations	659	64

NOTE 16 – INCOME TAXES(CONTINUED)
	2023	2022
Other	15	1
Total deferred tax assets	12,866	2,679
Deferred Tax Liabilities
Property and equipment depreciation	(74)	(399)
Valuation allowance	(13,096)	(2,585)
Total deferred tax liabilities	(13,170)	(2,984)
Net deferred tax assets (liabilities)	(305)	(305)
The Company has federal operating losses carryforward of approximately $47 million and $11 million available as of December 31, 2023 and 2022, respectively, to reduce future taxable income at the federal level, and it has net operating losses of approximately $38 million and $9 million at the state level, to offset $38 million and $9 million of future state taxable income, respectively.
A reconciliation from the statutory federal income tax rate to the effective income tax rate is as follows:
	2023	2022
Expected federal income taxes at statutory rate	21.00%	21.00%
State and local income taxes	4.54%	4.54%
Permanent differences	(6.79) %	(0.04) %
Change in valuation allowance	(18.18) %	(24.11) %
Other	(0.69) %	(0.83) %
Effective income tax rate	(0.12) %	0.56%
The primary differences between income tax expense attributable to continuing operations and the amount of income tax expense that would result from applying domestic federal statutory rates to income (loss) before income taxes relate to state income taxes, and the recognition of a valuation allowance for deferred income tax assets. The net deferred tax liabilities relate to long lived assets with an indefinite life.
NOTE 17 – SHAREHOLDERS’ EQUITY (DEFICIT)
On December 1, 2023, the Company filed its Second Amended and Restated Articles of Incorporation with the State of Delaware. Our Certificate of Incorporation authorizes the issuance of 81,000,000 shares, consisting of 80,000,000 shares of Class A Common Stock, $0.0001 par value per share, and 1,000,000 shares of Preferred Stock, $0.0001 par value per share. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable.
The Company has authorized stock which have been designated as follows:
	Number of Shares Authorized	Number of Shares Outstanding As of December 31, 2023	Par Value
Class A Common Stock	80,000,000	28,043,449	$0.0001
Preferred Stock	1,000,000	0	$0.0001
Preferred Stock
No shares of preferred stock have been issued as of December 31, 2023 and 2022.

NOTE 17 – SHAREHOLDERS’ EQUITY (DEFICIT)(CONTINUED)
Class A Common Stock
Conversion of preferred stock shares (Series Seed, Series A-1, Series A-2 and Series A-3) into the Company’s Class A Common Stock.
Series Seed Preferred Stock (Legacy Volato)
Legacy Volato issued an aggregate of 3,981,236 series seed shares of preferred stock for total purchase price of $4.585 million, of which $4.585 million was funded up to the business combination. During the year ended December 31, 2023, the Company collected the remaining $15 thousand owed towards the purchase price, which was reported as stock subscription receivable as of December 31, 2022.
Following the effective date of the business combination, Legacy Volato converted the 3,981,236 shares of Series Seed Preferred into 4,041,282 shares of Class A Common Stock of Volato Group, Inc. There was no other activity during the years ended December 31, 2023 and 2022.
Series A-1 Preferred Stock (Legacy Volato)
During the year ended December 31, 2023, the Company issued 2,411,087 shares of Series A-1 for a total cash consideration of $24.2 million.
Following the business combination, the Company converted its 2,411,087 shares of Series A-1 preferred stock issued and outstanding into 2,447,453 shares of Class A Common Stock of Volato Group, Inc. based on an exchange ratio of 1.01508.
Series A-2 Preferred Stock (Legacy Volato)
During the year ended December 31, 2023, the Company issued 3,327,624 Series A-2 shares of preferred stock from the conversion of the 2022 convertible notes (note 14) in the aggregate principal amount of $19.1 million and $0.8 million of accrued but unpaid interest based on an effective conversion price of $5.9820.
Following the business combination, the Company converted the 3,327,624 shares of Series A-2 preferred stock issued and outstanding into 3,377,812 shares of Class A Common Stock of Volato Group, Inc. based on an exchange ratio of 1.01508.
Series A-3 Preferred Stock (Legacy Volato)
During the year ended December 31, 2023, the Company issued 2,050,628 Series A-3 shares of preferred stock from the conversion of the 2023 convertible notes (note 14) in the aggregate principal amount of $18.4 million and $0.1 million of accrued but unpaid interest based on an effective conversion price of $9.00.
Following the business combination, the Company converted the 2,050,628 shares of Series A-3 preferred stock into 2,081,556 shares of Class A Common Stock of Volato Group, Inc. based on an exchange ratio of 1.01508.
Conversion of PACI Class B Founder Shares into the Company’s Class A common stock
The shares of Class B common stock automatically converted into Class A common stock at the time of the closing of the business combination. Upon the business combination, the Company converted 6,883,579 shares of Class B common stock into an equivalent number of the Company’s shares of Class A common stock.
Conversion of PACI Class A Public Shares into the Company’s Class A common stock.
The Company converted 1,767,390 shares of non-redeemed PACI public shares into an equivalent number of Shares of Class A Common Stock of the Company following the business combination.
Stock Options - Equity Incentive Plans
Summary of the 2021 Plan (“2021 Plan”)
As of the effective date of the business combination, each then-outstanding unexercised option (whether vested or unvested) to purchase shares of Legacy Volato Common Stock granted under the 2021 Plan was assumed by Volato Group and shall be converted into a stock option (a “Volato Group option”) to acquire shares of Class A Common Stock of Volato Group, par value $0.0001 per share, in accordance with the business combination agreement.

NOTE 17 – SHAREHOLDERS’ EQUITY (DEFICIT)(CONTINUED)
The 2021 Plan became effective on August 13, 2021, and will remain in effect until August 12, 2031, unless terminated earlier by the Board. The 2021 Plan was amended and restated in connection with the assumption by PACI to reflect the effect of the business combination agreement by modifying eligibility (employees and consultants of Volato Group, Inc.), to reflect PACI’s assumption of the 2021 Plan, to clarify that Common Stock will be issued under the 2021 Plan, and to adjust the number of shares issuable under the 2021 Plan by the exchange ratio of 1.01508.
No awards were granted or will be granted under the 2021 Plan after the 2023 Plan Effective Date. Awards granted under the 2021 Plan that will be outstanding on the 2023 Plan Effective Date will be accelerated or continued in accordance with their terms subject to vesting schedules pursuant to the applicable restricted stock award agreement or option agreement.
The 2021 Plan authorizes the issuance of 2,724,347 shares (subject to adjustment for anti-dilution purposes), all of which may be issued under the 2021 Plan pursuant to incentive stock options. As of the date of the business combination agreement on December 1, 2023, 2,369,169 shares were subject to outstanding awards, and no shares remained available for the grant of awards.
The balance and activity of all stock options outstanding under the 2021 Plan as of December 31, 2023, and 2022, is as follows:
	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)
Outstanding at January 1, 2022	613,463	$0.12	9.6
Granted	1,894,155	$0.14	—
Cancelled	0	$—	—
Exercised	0	$—	—
Outstanding at December 31, 2022	2,507,618	$0.14	9.4
Granted	382,726	$8.21	—
Cancelled	(313,783)	$0.22	—
Exercised	(207,392)	$0.12	—
Outstanding as of December 31, 2023	2,369,169	$1.43	8.8
Exercisable as of December 31, 2023	2,232,117	$0.21
The following table summarizes the range of exercise price, weighted average remaining contractual life (“Life”) and weighted average exercise price (“Price”) for all stock options outstanding as of December 31, 2023:
	Options Outstanding
Exercise Price	Shares	Life (in years)
$0.12	160,856	7.6
$0.14	1,594,962	8.8
$0.16	235,042	8.5
$7.21	76,453	9.3
$8.40	101,778	9.9
$8.52	200,078	9.9
	2,369,169	8.8

NOTE 17 – SHAREHOLDERS’ EQUITY (DEFICIT)(CONTINUED)
The Black-Scholes option pricing model is used by the Company to determine the weighted-average fair value of share-based payments. The weighted average grant date fair value of stock options issued during the year ended December 31, 2023, was $3.81 per share. The Company’s recognizes forfeitures as they occur. The fair value of stock options on the grant date was determined using the following weighted-average assumptions during the year ended December 31, 2023 and 2022:
	For The Year Ending December31,
	2023	2022
Expected term	2-6	5.5-6.3
Expected volatility	30%-71%	30%
Expected dividends	None	None
Risk-free interest rate	3.6%-4.6%	1.9%-4.0%
Forfeitures	None	None
As of December 31, 2023, the unrecognized compensation cost related to non-vested awards was $1.4 million.
Summary of the 2023 Plan (“2023 Plan”)
The 2023 plan was approved at the special meeting of the shareholders of the Company on November 28, 2023. The 2023 Plan provides for the grant of stock options (both incentive stock options and non-qualified stock options) stock appreciation rights, restricted stock, restricted stock units, performance-based awards, and other stock- and cash-based awards. The Company has reserved a pool of shares of Common Stock for issuance pursuant to awards under the 2023 Plan equal to 5,608,690 shares.
Warrants
As of December 31, 2023 and 2022, there were 13,800,000 public warrants (note 4) and 15,226,000 private placement warrants (note 5) issued and outstanding.
Private placement warrants
Simultaneously with the closing of the Initial Public Offering by PACI in 2021, the Company f/k/a Proof Acquisition Corp I consummated the private placement of 15,226,000 private placement warrants at a price of $1.00 per private placement warrant to the sponsor and Blackrock. Each private placement warrant is exercisable for one whole share of Class A common stock at a price of $11.50 per share. Such private warrants will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company. The private warrants are all exercisable as of December 31, 2023. There was no activity during the years ended December 31, 2023 and 2022.
Public warrants
Pursuant to the Initial Public Offering by PACI in 2021, the Company sold 27,600,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant. Each whole public warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. A majority of the shares were redeemed before the merger transaction, but the warrants remain. As a result there are 13,800,000 warrants outstanding as of December 31, 2023.
The public warrants will become exercisable on the later of (a) 30 days after the completion of a business combination and (b) 12 months from the closing of the Initial Public Offering. The public warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation. The public warrants are all exercisable as of December 31, 2023. There was no activity during the years ended December 31, 2023 and 2022.

NOTE 17 – SHAREHOLDERS’ EQUITY (DEFICIT)(CONTINUED)
The following table is a summary of the Company’s warrant activity during the years ended December 31, 2023 and 2022:
	Warrants	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)
Outstanding as of January 1, 2022	29,026,000	$11.50	5
Granted	0
Cancelled	0
Exercised	0
Outstanding as of December 31, 2022	29,026,000	$11.50	5
Granted	0
Cancelled	0
Exercised	0
Outstanding as of December 31, 2023	29,026,000	$11.50	5
Exercisable as of December 31, 2023	29,026,000
NOTE 18 – COMMITMENT AND CONTINGENCIES
Honda May 2023 Purchase Agreement
On May 5, 2023, the Company entered into a HondaJet Fleet Purchase Agreement with Honda Aircraft Company. LLC, for the purchase and delivery of twenty-three (23) HondaJet HA-420 Aircraft for a total estimated purchase price of $161.1 million with expected delivery between the fourth fiscal quarter of 2023 and the fourth fiscal quarter of 2025. The Company should make a $150 thousand deposit for each aircraft twelve months prior to the expected delivery date. As of December 31, 2023, the Company took delivery and sold one aircraft related to this agreement, which brings the balance of aircraft to be delivered at twenty-two (22) as of December 31, 2023.
As of December 31, 2023, the Company has funded an aggregated amount of $1.3 million towards the purchase agreement, which is presented under Deposits on Aircraft non-current in the consolidated financial statements. Pursuant to the terms of the agreement, the Company is required to fund an additional $1.5 million in deposits in the next twelve months.
Gulfstream Aerospace, LP
During the year ended December 31, 2022, the Company executed a series of purchase agreements with Gulfstream Aerospace, LP for the acquisition of four (4) Gulfstream G-280 aircraft for total consideration of $79 million and with expected deliveries in 2024 through 2025, for which the Company made prepayments totaling $39 million and $12.0 million as of December 31, 2023, and December 31, 2022, respectively. The $39.0 million is non-refundable, except in some specific circumstances, and would serve as consideration for liquidated damages of $3.0 million per aircraft should the purchase agreement be terminated by the Company.
During the year ended December 31, 2023, the Company made additional payments of $27.0 million towards these agreements, of which $24.0 million was funded through the SAC Leasing G280 LLC credit facility (note 15) and $3.0 million was paid by the Company.
Future minimum payments under the purchase agreements with Gulfstream Aerospace, LP at December 31, 2023, are as follows, in thousands:
For the twelve months ended December 31,	Gulfstream G280 Fleet
2024	$24,500
2025	15,500
Total expected contractual payments	$40,000

NOTE 18 – COMMITMENT AND CONTINGENCIES(CONTINUED)
The Company has a credit facility in place with SAC Leasing G280 LLC to fund $40.5 million of the original $79.0 million due under these purchase agreements with Gulfstream Aerospace LP. The remaining balance to be funded by SAC Leasing G280 LLC is $12.0 million as of December 31, 2023.
Operating Leases
The Company leases property and equipment under operating leases. For leases with terms greater than 12 months, the Company records the related assets and obligations at the present value of the lease payments over the lease term. Many of the leases contain renewal options and/or termination options that are factored into our determination of lease payments when appropriate. The Company uses its incremental borrowing rate to discount lease payments to present value, as the rates implicit in its leases are not readily determinable. The incremental borrowing rate is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at the commencement date.
Aircraft Leases
During 2022, the Company began leasing an aircraft with a term of five years which has fixed lease payments. The Company recognized an operating lease liability in the amount of the net present value of the future minimum lease payments, and a right-of-use asset. The discount rate used for this lease was 12%, which was determined to be the incremental borrowing rate based on comparative secured financing in the marketplace at the inception of the fixed lease payments.
The remaining term of this lease was 3.33 years and 4.33 years as of December 31, 2023, and 2022, respectively. Lease expense is recognized on a straight-line basis over the lease term. Lease expense related to this lease consisting of fixed and variable lease costs was $469 thousand and $168 thousand for the years ended December 31, 2023 and 2022, respectively.
Additionally, the Company leases other aircraft under operating leases with remaining terms ranging from one to five years. These leases require lease payments that are variable and are dependent on flight hours that generate charter revenues, with no minimum lease payment commitments. Because of the variable nature of the lease payments, these leases are not recorded on our consolidated balance sheets as ROU assets and lease liabilities. Certain leases have renewal options to extend lease terms for additional periods ranging from three to twelve months.
Some of the aircraft leases have lease terms of 12 months or less. The Company has made a policy election to classify lease agreements with a lease term of 12 months or less as short-term leases. Accordingly, the Company has not recognized right-of-use assets or lease liabilities related to these lease agreements pursuant to the short-term election. The Company recognizes short-term lease costs on a straight-line basis over the lease term and accrues the difference each period between the amount expensed and the amount paid.
Variable lease costs associated with the aircraft operating leases were $12.9 million and $8.2 million for the years ended December 31, 2023, and 2022, respectively. Short-term lease costs on the aircraft leases were $617 thousand and $597 thousand for the years ended December 31, 2023, and 2022, respectively.
Airport Facilities
Our facilities leases are for space at airports throughout the south with remaining terms ranging from one to eleven months. These leases consist of hangar space and office space. The leases have lease terms of 12 months or less. Accordingly, the Company has not recognized right-of-use assets or lease liabilities related to these lease agreements pursuant to the short-term lease election. The Company has made a policy election to not separate lease and non-lease components for these facility leases. Short-term lease costs related to these leases were $71 thousand and $52 thousand for the years ended December 31, 2023, and 2022, respectively.

NOTE 18 – COMMITMENT AND CONTINGENCIES(CONTINUED)
Future estimated minimum lease payments by year and in aggregate, under the Company’s fixed payment operating lease consisted of the following at December 31, 2023, in thousand:
For the years ended December 31,	Operating Leases
2024	$464
2025	471
2026	479
2027	161
TOTAL	1,575
Less amount representing interest	(284)
Present value of net minimum payments (inc. $326 classified as current operating lease liability)	$1,291
Sale-Leaseback Transactions
The Company entered into $15.7 million and $42.0 million of sales-leaseback transactions related to aircraft during the years ended December 31, 2023, and 2022, respectively. The Company recorded gains of $3.4 million and $7.9 million associated with these transactions, for the years ended December 31, 2023, and 2022, respectively. Gains are recorded in gross profit in the consolidated statements of operations. The leases of the aircraft assets are operating leases which incur variable lease costs based upon usage as described above. These lease costs are expensed as occurred.
Legal Contingencies
The Company is currently not involved with or know of any pending or threatening litigation and material claims against the Company or any of its officers.
NOTE 19 – SUBSEQUENT EVENTS
Management has evaluated events that have occurred subsequent to the date of these consolidated financial statements and has determined that, other than those listed below, no such reportable subsequent events exist through March 25, 2024, the date the consolidated audited financial statements were issued in accordance with FASB ASC Topic 855, “Subsequent Events.”
Subsequent to December 31, 2023, the Company issued 1,208,543 shares of Class A common stock and 100,000 warrants in full settlement of the merger transaction costs in the amount of $4.25 million which was payable to three (3) financial institutions. Such liability was accrued for and reported under merger transaction costs payable in shares in the consolidated balance sheet as of December 31, 2023.

VOLATO GROUP, INC.
Up to 8,092,122 Shares of Common Stock
Up to 15,226,000 Warrants and
Up to 15,226,000 Shares of Common Stock Issuable Upon Exercise of the Warrants
Offered by the Selling Stockholders
PROSPECTUS
April 19, 2024